UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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Janus Capital Group Inc.

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JANUS CAPITAL
Group

March 18, 2010

Dear Shareholder:

We cordially invite you to attend the Annual Meeting of Shareholders of Janus Capital Group Inc., which will be held at the JW Marriott Hotel, 150 Clayton Lane, Denver, Colorado, Thursday, April 29, 2010, at 10:00 a.m., local time.

At the Annual Meeting, you will be asked to vote on proposals to (i) elect five directors, (ii) ratify the appointment of our independent auditor, (iii) adopt the Janus 2010 long term incentive stock plan and (iv) consider other business as may properly come before the meeting.

Pursuant to the rules of the Securities and Exchange Commission, we have elected to provide access to our proxy materials over the Internet. Accordingly, we will mail, on or before March 18, 2010, a Notice of Internet Availability of Proxy Materials ("Notice") to our shareholders of record and beneficial owners as of the close of business on March 1, 2010. On the date of mailing of the Notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a Web site referred to in the Notice.

The Notice will also identify: (i) the date, time and location of the Annual Meeting; (ii) the matters to be acted upon at the Annual Meeting and the recommendation of our board of directors with regard to such matters; (iii) a toll-free telephone number, an e-mail address, and a Web site where shareholders can request a paper or e-mail copy of the Proxy Statement and a form of proxy relating to the Annual Meeting; (iv) information about how to access and vote the form of proxy; and (v) information on how to obtain directions to attend the Annual Meeting and vote in person. These proxy materials will be available free of charge.

Your vote is important. We encourage you to access and read the proxy materials and vote promptly. If you attend the Annual Meeting, you may vote in person even if you previously voted by proxy. Thank you for your interest and support.

Sincerely,

Steven L. Scheid
Chairman of the Board

PROXY STATEMENT TABLE OF CONTENTS

JANUS CAPITAL GROUP INC.
151 Detroit Street
Denver, Colorado 80206

PROXY STATEMENT

This Proxy Statement, which was available to shareholders as of March 18, 2010, is in connection with the solicitation of proxies by the Board of Directors of Janus Capital Group Inc. ("Board" or "Board of Directors") for the Annual Meeting of Shareholders ("Annual Meeting") to be held Thursday, April 29, 2010, at 10:00 a.m. local time. In this Proxy Statement, we may refer to Janus Capital Group Inc. as the "Company," "Janus," "we," "us" or "our."

In accordance with rules and regulations of the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record or beneficial owner, we are now furnishing proxy materials, which include this Proxy Statement, to our shareholders over the Internet. You have received a Notice of Internet Availability of Proxy Materials ("Notice") by mail so you will not receive a printed copy of the proxy materials, unless you have previously made a permanent election to receive these materials in hard copy. Instead, the Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy on the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials included in the Notice.

It is anticipated that the Notice will be available to shareholders on or before March 18, 2010.

Voting Information

Record date

The record date for the Annual Meeting was March 1, 2010 ("Record Date"). You may vote all shares of Janus common stock that you owned as of the close of business on that date. On March 1, 2010, 183,673,979 shares of common stock were outstanding for purposes of voting at the Annual Meeting. Each share of common stock is entitled to one vote on each matter to be voted on at the Annual Meeting.

Votes required to conduct business at the Annual Meeting

We need a majority of the shares of common stock issued and outstanding on the Record Date, present in person or by proxy and entitled to vote, to conduct business at the Annual Meeting or at any adjournment or postponement.

Votes required to elect directors and to adopt other proposals

Under Janus' Bylaws, each director in an uncontested election is elected by a majority of votes cast with respect to that director. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a current director does not receive a majority of the votes cast, the director shall offer to tender his or her resignation to the Board of Directors. The Nominating and Corporate Governance Committee ("Nominating Committee") will make a recommendation to the Board of Directors on whether to accept or reject the offer of resignation, or whether other action should be taken. The Board of Directors will act on the Nominating Committee's recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. Brokers do not have discretionary authority to vote shares without direction from the beneficial owner, and broker non-votes will not count as votes cast.

The affirmative vote of a majority of the shares of common stock represented in person or by proxy at the Annual Meeting and entitled to vote on the proposal is required for the ratification of the appointment of Deloitte & Touche LLP ("Deloitte") as independent auditor of the Company for 2010, and for the approval of the Janus 2010 Long Term Incentive Stock Plan ("2010 LTI Plan"). In the case of the 2010 LTI Plan, the total votes cast on the proposal must also represent more than 50 percent of the voting power of the total outstanding shares of Janus common stock, which is referred to as the "Outstanding Votes." Votes "for" and "against" and abstentions count as votes cast, while broker non-votes do not count as votes cast but count as Outstanding Votes. Thus, to obtain approval of the 2010 LTI Plan, the total sum of votes "for," plus votes "against," plus abstentions (which is referred to as the "NYSE Votes Cast") must be greater than 50 percent of the total Outstanding Votes. Further, the number of votes "for" the proposal must be greater than 50 percent of the NYSE Votes Cast. Accordingly, abstentions have the same effect as a vote against the proposal. Brokers do not have discretionary authority to vote shares without direction from the beneficial owner. Thus, broker non-votes could impair our ability to satisfy the requirement that the NYSE Votes Cast must represent more than 50 percent of the Outstanding Votes.

How to vote

As described in the Notice, you may vote by proxy or in person at the Annual Meeting. You may vote by proxy even if you plan to attend the Annual Meeting.

Voting by Proxy. If you hold shares in your name as a holder of record, you can vote your shares (i) over the Internet at www.eproxy.com/jns until 12:00 p.m. CDT on April 28, 2010; (ii) by telephone, toll free at 1-800-560-1965 until 12:00 p.m. CDT on April 28, 2010; or (iii) by requesting a paper proxy card in accordance with the instructions contained in the Notice and then completing, signing and dating the proxy card and returning it so that it is received by 12:00 p.m. CDT on April 28, 2010. If you hold your shares through a securities broker or nominee (that is, in "street name"), you may vote your shares by proxy in the manner prescribed in the Notice provided to you by such broker or nominee. Many brokers and nominees permit proxy voting by telephone and the Internet.

Voting at the Annual Meeting. Submitting your proxy prior to the Annual Meeting does not limit your right to vote in person at the Annual Meeting if you decide to do so. If you wish to vote in person at the Annual Meeting, we will pass out written ballots for such purpose as requested; however, if you hold your shares in street name, you must obtain a legal proxy from your broker or nominee and bring it to the Annual Meeting to vote in person at the Annual Meeting. Directions to the Annual Meeting from Denver International Airport are as follows:
- Take Pena Boulevard to I-70 westbound.
- Take the Colorado Boulevard exit (Exit 276B).
- Turn left (south) onto Colorado Boulevard.
- Turn right (west) onto E. 1st Avenue.
- Turn right (north) onto Clayton Lane; go ½ block to the JW Marriott at 150 Clayton Lane.

Revoking your proxy

You can revoke your proxy at any time before your shares are voted at the Annual Meeting by (i) delivering a written notice of revocation to the General Counsel and Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206; (ii) completing, signing and timely submitting a new proxy card with a later date; or (iii) voting in person at the Annual Meeting. Merely attending the Annual Meeting will not revoke your proxy.

Returning your proxy without indicating your vote

If you return a signed proxy card without indicating your vote and do not revoke your proxy, your shares will be voted as follows: **FOR** the election of the nominees for directors named below; **FOR** the ratification of the appointment of Deloitte as independent auditor of the Company for 2010; **FOR** the approval of the Janus 2010 Long Term Incentive Stock Plan; and, at the discretion of the person voting the proxy, on any other matter properly brought before the Annual Meeting.

Voting to abstain

With regard to the proposals, you can vote to "abstain." If you vote to "abstain" for any proposal other than for the election of directors, your shares will be counted as present at the meeting for purposes of that proposal and your vote will have the effect of a vote against the proposal. Shares voting to "abstain" for one or more director nominees will have no effect on the election of directors.

No appraisal rights

A shareholder has no right under Delaware law, our Certificate of Incorporation or our Bylaws to exercise dissenters' rights of appraisal with respect to any of the matters to be voted upon at the Annual Meeting.

Street name shares may be voted even if you do not submit your proxy or attend the Annual Meeting

Many shareholders hold stock in street name through a broker-dealer or other nominee. Most broker-dealers are members of the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers), which generally does not allow them to vote shares held in street name unless they are permitted to do so under the rules of a national securities exchange to which they belong. Under the rules of the New York Stock Exchange ("NYSE"), NYSE member brokers who do not receive instructions from beneficial owners are not entitled to vote on the director election and incentive stock plan proposals presented in this Proxy Statement. If you do not vote your shares held in street name and you do not provide your broker with instructions to vote them, such non-votes could impair our ability to satisfy the requirement that the NYSE Votes Cast represent more than 50 percent of the Outstanding Votes. See "Proposals You May Vote On" (on page 4 below) for further information.

Other matters to be decided at the Annual Meeting

All of the matters we knew about as of the Record Date to be brought before the Annual Meeting are described in this Proxy Statement. If any matters were to properly come before the Annual Meeting that are not specifically set forth on your proxy card and in this Proxy Statement, the persons appointed by the Company to vote the proxies would vote on such matters at their discretion.

Postponement or adjournment of the Annual Meeting

If the Annual Meeting were to be postponed or adjourned, your proxy would still be valid and may be voted at the postponed or adjourned meeting in the manner described in this Proxy Statement. You would still be able to revoke your proxy until it was voted.

Attendance at the Annual Meeting

You will need proof of ownership to enter the Annual Meeting. If your shares are held beneficially in the name of a bank, broker or other holder of record and you plan to attend the Annual Meeting, you must present proof, such as a bank or brokerage account statement, of your ownership of Janus stock as of March 1, 2010, to be admitted to the Annual Meeting. At the Annual Meeting, representatives of Janus will also confirm your shareholder status. Shareholders must also present a form of personal identification to be admitted to the Annual Meeting. ***NO CAMERAS, RECORDING EQUIPMENT, ELECTRONIC***

DEVICES, BAGS, BRIEFCASES, PACKAGES OR SIMILAR ITEMS WILL BE PERMITTED AT THE ANNUAL MEETING.

Special instructions apply for employee plan shares

Each participant in the Employee Stock Ownership Plans ("ESOPs") of Janus and Kansas City Southern ("KCS") may instruct the trustee of these ESOPs on how to vote the shares of Janus common stock held on behalf of the participant. The trustee of each ESOP must receive your voting instructions for the common stock allocated to your ESOP account before April 28, 2010. If the trustee does not receive your voting instructions before that date, it will vote those shares as well as any shares held by the respective ESOP that are not allocated to participant accounts, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, in the same proportion as the votes that it receives for the allocated shares held by the respective ESOP. You may vote your shares (i) over the Internet at www.eproxy.com/jns until 12:00 p.m. CDT on April 28, 2010; (ii) by telephone, toll free at 1-800-560-1965 until 12:00 p.m. CDT on April 28, 2010; or (iii) by requesting a paper proxy card from Janus in accordance with the instructions contained in the Notice and completing, signing and dating the proxy card and returning it so that it is received by April 28, 2010.

On March 1, 2010, there were 1,925,179 outstanding Janus shares in the Janus ESOP, and 456,931 outstanding Janus shares in the KCS ESOP.

Cost of Proxy Solicitation

The Company will pay the expenses of preparing the Notice and other proxy materials and the solicitation by the Board of Directors of your proxy. Our directors, officers and employees, who will receive no additional compensation for soliciting, and Georgeson Shareholder Communications Inc. may solicit your proxy by telephone or other means. The Company will pay Georgeson Shareholder Communications Inc. a fee of $30,000 plus expenses and will reimburse brokers for costs they incur in mailing the Notice and any other proxy materials.

PROPOSALS YOU MAY VOTE ON

Proposal No. 1:   Election of Directors.

The Board has nominated Ms. Deborah R. Gatzek and Messrs. G. Andrew Cox, Robert T. Parry, Jock Patton and Richard M. Weil for election as directors of the Company for a term ending at the 2013 Annual Meeting. Detailed information about each of the Company's nominees begins on page 6. If any director is unable to stand for re-election, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate. We expect that each nominee will be able to serve as a director.

Each director in an uncontested election is elected by a majority of votes cast with respect to that director. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a current director does not receive a majority of the votes cast, the director shall offer to tender his or her resignation to the Board. The Nominating Committee will make a recommendation to the Board on whether to accept or reject the offer of resignation, or whether other actions should be taken. The Board of Directors will act on the Nominating Committee's recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. Brokers do not have discretionary authority to vote shares without direction from the beneficial owner; however, pursuant to Delaware law, a broker non-vote will not be treated as a vote cast.

> *THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED IN PROPOSAL NO. 1.*

Proposal No. 2:   Ratification of the Appointment of Deloitte & Touche LLP as Independent Auditor.

The Audit Committee has recommended, and the Board has approved, the appointment of Deloitte as independent auditor of the Company for fiscal year 2010. The Board proposes that such appointment be ratified by the Company's shareholders. Deloitte has served as our independent auditor since 2002. Representatives of Deloitte will attend the Annual Meeting and will be available to answer appropriate questions. They will also have the opportunity to make a statement if they desire to do so.

Audit services provided by Deloitte during fiscal years 2007, 2008 and 2009 included audits of the Company's consolidated financial statements, which are included in the Company's Annual Reports on Form 10-K and certain other filings with the SEC. In addition, Deloitte provided various other services to the Company during fiscal years 2007, 2008 and 2009 as described under Proposal No. 2, which begins on page 21.

> *THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL NO. 2, TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITOR FOR FISCAL YEAR 2010.*

Proposal No. 3:   Approval of Janus' 2010 Long Term Incentive Stock Plan

The Company's shareholders are being asked to approve the Janus 2010 Long Term Incentive Stock Plan (the "2010 LTI Plan"). Based upon the recommendation of the Board's Compensation Committee, the Board has unanimously approved the 2010 LTI Plan subject to shareholder approval at this Annual Meeting. The 2010 LTI Plan would primarily govern grants of equity-based awards to employees of the Company and its subsidiaries and members of the Board. It is intended that the 2010 LTI Plan would replace the Company's 2005 Long Term Incentive Stock Plan (the "2005 LTI Plan") when shares authorized for grant under the 2005 LTI Plan are depleted. The 2010 LTI Plan is substantially similar to the 2005 LTI Plan except that it authorizes only 4,400,000 shares for issuance (as compared to 15,000,000) and that it includes additional performance criteria for compliance with Section 162(m) of the Internal Revenue Code ("Code").

The Board and the Compensation Committee are seeking shareholder approval of the 2010 LTI Plan to permit the Company to continue to provide long-term incentive ("LTI") compensation to our key employees in order to attract, motivate and retain them, and to continue to align directors' and employees' interests with the Company's shareholders through increased director and employee ownership in the Company.

Shareholder approval of the 2010 LTI Plan requires the affirmative vote of a majority of the shares of Janus' common stock present in person or represented by proxy and entitled to vote on the proposal, provided that the total votes cast represent more than 50 percent of the voting power of the Outstanding Votes. Votes "for" and "against" and abstentions count as votes cast, while broker non-votes do not count as votes cast but count as Outstanding Votes. Thus, the total sum of NYSE Votes Cast must be greater than 50 percent of the total Outstanding Votes. Further, the number of votes "for" the proposal must be greater than 50 percent of the NYSE Votes Cast. Thus, abstentions have the same effect as a vote against the proposal. Brokers do not have discretionary authority to vote shares on this proposal without direction from the beneficial owner. Thus, broker non-votes could impair our ability to satisfy the requirement that the NYSE Votes Cast represent more than 50 percent of the Outstanding Votes. A more detailed summary of Proposal No. 3 begins on page 66.

> *THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL NO. 3, APPROVING THE JANUS 2010 LONG TERM INCENTIVE STOCK PLAN.*

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our Board of Directors currently has 14 directors divided into three classes. Members of each class serve for three-year terms. Shareholders elect one class of directors at each annual meeting.

The Board has nominated Ms. Deborah R. Gatzek and Messrs. G. Andrew Cox, Robert T. Parry, Jock Patton and Richard M. Weil for election as directors of the Company for a term ending at the 2013 Annual Meeting. Ms. Gatzek and Messrs. Cox, Parry, Patton and Weil are current directors of the Company. Each nominee has indicated to the Company that he or she would serve if elected. We do not anticipate that Ms. Gatzek or Messrs. Cox, Parry, Patton or Weil would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Information about Nominees and Other Directors

Nominees for election to the Board of Directors for a three-year term expiring in 2013

G. Andrew Cox, age 66, has been a director of the Company since October 2002. He serves as a visiting professor at the Daniels College of Business, University of Denver, since 1999, and serves on the boards of several non-profit organizations. He has served as an adjunct professor at the Daniels College of Business, University of Denver from 1995 to 1999, and served as Vice President of investments and portfolio manager at Founders Family of Mutual Funds from 1976 to 1988, and as a portfolio and security analyst for Berger Associates from 1972 to 1976. Mr. Cox also served as a director of Montgomery Partners and as a Trustee of The Montgomery Funds, The Montgomery Funds II and The Montgomery Funds III from 1989 until 2004. In determining that Mr. Cox should serve as a director of the Company, the Board identified Mr. Cox's extensive investment management, mutual fund and investment adviser oversight background and general executive management experience.

Deborah R. Gatzek, age 61, has been a director of the Company since March 2004. She is an attorney and investment management compliance consultant, and serves on the boards of three non-profit organizations. She served as Chief Counsel to ING Americas' Mutual Fund Practice Group and Broker Dealer Practice Group from 2001 to 2003. She was a partner in Stradley, Ronan, Stevens & Young, a law firm, from 2000 to 2001, and she served as Senior Vice President and General Counsel of Franklin Resources, Inc. from 1983 through 1999. In determining that Ms. Gatzek should serve as a director of the Company, the Board identified Ms. Gatzek's extensive background related to mutual fund, broker-dealer, investment adviser and corporate governance oversight, and her legal, academic, public company and general executive management experiences.

Robert T. Parry, age 70, has been a director of the Company since March 2005. Mr. Parry is also a director of PACCAR Inc. and a director of the National Bureau of Economic Research. He served as President and Chief Executive Officer of the Federal Reserve Bank of San Francisco from 1986 to 2004 and was Chief Economist of Security Pacific Corporation from 1970 to 1986. Mr. Parry was a director of Countrywide Financial Corporation from 2004 to 2008. In determining that Mr. Parry should serve as a director of the Company, the Board identified Mr. Parry's extensive expertise in economics and his academic and general executive management experiences.

Jock Patton, age 64, has been a director of the Company since March 2007. He is also a director of JDA Software Group, Inc. Mr. Patton was non-executive Chairman of Swift Transportation Co. ("Swift"), Inc. from October 2005 until May 2007 and served as a director of Swift from March 2004 until May 2007. He was the independent Chairman of ING Funds Unified Board of Trustees from 2004 until June 2007; Chief Executive Officer and director of Rainbow Multimedia Group, Inc. from 1999 to 2001; and President and co-owner of StockVal, Inc. from 1992 to 1997. From 1972 to 1992, Mr. Patton practiced corporate and securities law. In determining that Mr. Patton should serve as a director of the Company, the Board identified Mr. Patton's mutual fund and investment adviser oversight background, corporate oversight as a member of several boards of directors and committees, and his legal and general executive management experiences.

Richard M. Weil, age 46, has served as Chief Executive Officer ("CEO") and a director of the Company since February 1, 2010. He previously chaired the asset management industry group within the Security Industry and Financial Markets Association ("SIFMA") and was a member of SIFMA's board of directors until 2010. Mr. Weil previously served as the global head of Pacific Investment Management Company LLC ("PIMCO") Advisory, was a member of PIMCO's executive committee, and was a member of the board of trustees for the PIMCO funds from February 2009 until joining Janus in February 2010. He served as PIMCO's Chief Operating Officer from 2000 to 2009, during which time he led the development of PIMCO's global business; founded PIMCO's German operations; was responsible for PIMCO's operations, technology, fund administration, finance, human resources, legal, compliance and distribution areas; and managed PIMCO's non-US offices. Mr. Weil served as general counsel for PIMCO Advisors LP from January 1999 through August 2000. Prior to joining PIMCO, Mr. Weil was with Bankers Trust Global Asset Management from 1994 through 1995 and the law offices of Simpson Thacher & Bartlett LLP in New York from September 1989 until 1994. In determining that Mr. Weil should serve as a director of the Company, the Board identified Mr. Weil's extensive business and legal experiences in the investment management industry and his general executive management experience.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Directors continuing in office – terms expiring in 2011

Paul F. Balser, age 68, has been a director of the Company since June 2000. He served as lead director until January 2006 at which time he began serving as the presiding director for all executive sessions of the Board of Directors. He has been a partner of Ironwood Partners, LLC since December 2001; a partner of Ironwood Manufacturing Fund LP since July 2003; and a partner of Ironwood Management Partners Fund II, LP since October 2007. Mr. Balser has been a director of Tweedy, Browne Funds Inc. since 2000 as well as several private companies. He was a partner of Generation Partners, L.P. from August 1995 to September 30, 2004. Except for Tweedy, Browne Funds Inc., all of the above-referenced firms are investment firms specializing in privately negotiated equity transactions. He was a partner of Centre Partners, L.P., which also specialized in privately negotiated equity and venture capital investments, from September 1986 through July 1995. In determining that Mr. Balser should serve as a director of the Company, the Board identified Mr. Balser's extensive experiences related to investment management, private equity and general executive management.

Jeffrey J. Diermeier, age 57, has been a director of the Company since March 2008. Mr. Diermeier is a director of the University of Wisconsin Foundation and chairman of its Investment Committee. He is also a minority-owner and advisory board member of Stairway Partners, LLC (a registered investment company). In January 2009, he became a trustee of the Board of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board, and is a member of the Focus Advisory Board. From 2005 until January 2009, he served as President and Chief Executive Officer of the CFA Institute in Charlottesville, Virginia and was a member of the CFA Institute's Board of Governors. Between 1975 and 2004, Mr. Diermeier served in a number of capacities in the Global Asset Management division of UBS and predecessor organizations, primarily Brinson Partners, Inc., beginning as an equity analyst and culminating as its Global Chief Investment Officer from 2000 to 2004. Mr. Diermeier holds the Chartered Financial Analyst designation. In determining that Mr. Diermeier should serve as a director of the Company, the Board identified Mr. Diermeier's extensive oversight experiences related to financial reporting and corporate governance standards, portfolio manager and analyst credentials, mutual fund and investment adviser oversight, corporate oversight as a member of several boards of directors and committees, and general executive management.

Glenn S. Schafer, age 60, has been a director of the Company since December 2007. Mr. Schafer is also a director of Beckman Coulter Inc., Skilled Healthcare Group, Inc., and the Michigan State University Foundation. Mr. Shafer served as Vice Chairman of Pacific Life Insurance Company ("Pacific Life") from April 2005 until his retirement in December 2005. He was a member of Pacific Life's board of directors and President of Pacific Life from 1995 to 2005. He was Executive Vice President and Chief Financial Officer of Pacific Life from 1991 to 1995. From 2006 to 2007, he served on the board of directors for Scottish Re Group. In determining that Mr. Schafer should serve as a director of the Company, the Board identified Mr. Schafer's extensive accounting and financial background, investment and capital management experience, corporate oversight as a member of several boards of directors and committees, and general executive management experience.

Robert Skidelsky, age 70, has been a director of the Company since January 2001. Lord Skidelsky was the Chairman of the Social Market Foundation, London, England, from 1992 to 2002, served on the Board of the Greater European Fund from March 2005 to March 2009, and was Chair of Political Economy at Warwick University, Coventry, England, from 1990 until 1996. Lord Skidelsky serves on the board of Sistema JSFC. He is a fellow of the British Academy, an honorary fellow of Jesus College, Oxford University, Oxford, England, and a member of the Council of the Royal Economic Society. Lord Skidelsky recently was awarded a Knighthood of the Grand Cross by President Napolitano of Italy and was named to the United Kingdom Parliament's House of Lords in 1991. From 1998 to 1999, Lord Skidelsky served as Principal Opposition Spokesman on Treasury Affairs, House of Lords. In determining that Mr. Skidelsky should serve as a director of the Company, the Board identified Mr. Skidelsky's extensive international, economic and academic experiences.

Directors continuing in office – terms expiring in 2012

Timothy K. Armour, age 61, has been a director of the Company since March 2008 and served as Interim Chief Executive Officer ("Interim CEO") of the Company from July 2009 until February 1, 2010. He serves as a director of AARP Services Inc. and as a trustee of AQR Mutual Funds. He was Managing Director of Morningstar Inc. from 2000 until his retirement in March 2008. Mr. Armour was Morningstar Inc.'s President from 1999 to 2000 and its Chief Operating Officer from 1998 to 1999. From 1992 to 1998, he served as President of the Mutual Funds Division of Stein Roe & Farnham, Inc. In determining that Mr. Armour should serve as a director of the Company, the Board identified Mr. Armour's extensive oversight experiences related to mutual fund and other asset management companies, domestic and international distribution channels, evaluation of investment products and investment performance, and general executive management.

J. Richard Fredericks, age 64, has been a director of the Company since October 2006. He also serves as Managing Director of the money management firm Main Management LLC; as a director of Community Bancorp LLC, BPW Acquisition Corp., and Chambers & Chambers Wine Merchants, LLC, and serves on the boards of several non-profit organizations. From 1977 to 1999, he worked at Banc of America Securities (formerly Montgomery Securities), initially as a partner and later as Senior Managing Director. From 1999 to 2001, he served as U.S. Ambassador to both Switzerland and Liechtenstein, and from February 2003 to April 2006, he served as a director for Chiron Corporation until it was acquired by Novartis International AG. In determining that Mr. Fredericks should serve as a director of the Company, the Board identified Mr. Fredericks' extensive experiences related to investment management, security analyst, investment banking and corporate oversight as a member of several boards of directors.

Lawrence E. Kochard, age 53, has been a director of the Company since March 2008. Mr. Kochard is the Chief Investment Officer for Georgetown University and is Chairman of the College of William & Mary

Investment Committee. From 2001 to 2004, he was the Managing Director of Equity and Hedge Fund Investments for the Virginia Retirement System. Mr. Kochard worked as an Assistant Professor of Finance at the McIntire School of Commerce at the University of Virginia from 1999 to 2001. He started his career in financial analysis and planning, corporate finance and capital markets for E.I. DuPont de Nemours and Company, Fannie Mae and The Goldman Sachs Group, Inc. Mr. Kochard holds the Chartered Financial Analyst designation. In determining that Mr. Kochard should serve as a director of the Company, the Board identified Mr. Kochard's extensive experiences related to investment management, investment adviser oversight, general executive management, and his economic-focused academic background.

Landon H. Rowland, age 72, has been a director of the Company since June 2000, and served as Chairman of the Board from June 2000 until January 2004. He served as President and CEO of the Company from June 2000 until December 2002. Mr. Rowland was a director of KCS from 1983 to 2004, Chairman of the Board of KCS from 1997 to 2000, President of KCS from 1983 to 2000 and Chief Executive Officer of KCS from 1987 to 2000. Mr. Rowland is Chairman of Garden City Bank and also serves on the boards of several non-profit organizations. In determining that Mr. Rowland should serve as a director of the Company, the Board identified Mr. Rowland's knowledge of Janus and its subsidiaries as a former CEO of Janus, his public company and legal background, his corporate and asset management oversight as a member of several boards of directors, and his general executive management experience.

Steven L. Scheid, age 56, has been Chairman of the Board of the Company since January 2004 and a director of the Company since December 2002. He was CEO of the Company from April 2004 until the end of 2005. Mr. Scheid is also a director of The PMI Group, Inc. and Blue Nile Inc. He was Vice Chairman of The Charles Schwab Corporation and President of the Schwab Retail Group from 2000 to 2002. He also served as the Chief Financial Officer of The Charles Schwab Corporation from 1996 through 1999 and was Chief Executive Officer of Charles Schwab Investment Management from 1998 to 2000. From 2001 to 2002, Mr. Scheid served as the Federal Reserve Bank of San Francisco's representative on the Federal Advisory Council in Washington, D.C., advising the Federal Reserve System on economic, banking and regulatory issues. In determining that Mr. Scheid should serve as a director of the Company, the Board identified Mr. Scheid's extensive accounting and financial background; knowledge of Janus and its subsidiaries as a former CEO of Janus; investment, capital and risk management oversight; corporate oversight as a member of several boards of directors and committees; and his general executive management experience.

Board of Directors Independence Determination

The Board has established criteria for determining whether a director is independent from management. These criteria, which are included in the governance guidelines and are available on the Company's Web site at http://ir.janus.com/documents.cfm, incorporate the director independence criteria included in the NYSE corporate governance listing standards (the "NYSE Listing Standards"). Based on questionnaires completed by each director, the Board reviewed all relationships between each director and any member of his or her immediate family and the Company. Based on individual review and the definition of independence in the Company's corporate governance guidelines, the Board has affirmatively determined that it is currently composed of a large majority of independent directors, and that the following directors are independent and have no material relationships with the Company (other than being a director and shareholder): Timothy K. Armour, Paul F. Balser, G. Andrew Cox, Jeffrey J. Diermeier, J. Richard Fredericks, Deborah R. Gatzek, Lawrence E. Kochard, Robert T. Parry, Jock Patton, Landon H. Rowland, Glenn S. Schafer, Steven L. Scheid and Robert Skidelsky. In addition, all members of the Audit, Compensation, Nominating, and Planning and Strategy committees are independent. Under the NYSE rules, Mr. Armour's status as our Interim CEO for approximately seven months does not preclude a determination that he is an independent director following completion of his service as Interim CEO.

Board of Directors Meetings and Committees

The Board met thirteen (13) times during the 2009 fiscal year. Each incumbent director attended at least 75 percent of the aggregate of (i) the total number of meetings in 2009 of the Board (held during the period that he or she was a director) and (ii) the total number of meetings in 2009 of all committees of the Board on which he or she served (held during the period during which he or she was a director).

The Board's current standing committees include the following:

Nominating and Corporate Governance Committee. The Nominating Committee consists of six independent directors appointed by the Board to serve one-year terms. The members of the Nominating Committee are G. Andrew Cox, Jeffrey J. Diermeier, Deborah R. Gatzek, Robert T. Parry, Jock Patton and Glenn S. Schafer, each of whom is independent under the standards established by the Board and the NYSE. Mr. Parry is Chairman of the Nominating Committee. The Nominating Committee assists the Board in promoting the best interests of the Company and its shareholders through the implementation of sound corporate governance principles and practices. The functions performed by the Nominating Committee include (i) identifying individuals qualified to become Board members and recommending the director nominees to the Board for the next annual meeting of shareholders; (ii) reviewing the qualifications and independence of the members of the Board and various committees on a regular, periodic basis; (iii) recommending to the Board corporate governance guidelines and reviewing such guidelines on a regular basis to confirm that such guidelines and the Nominating Committee's charter remain consistent with sound corporate governance practices and with any legal, regulatory or NYSE requirements; and (iv) leading the Board in its annual review of the Board's performance. We believe that in order for our Board to effectively guide Janus to sustained, long-term success, it must be comprised of individuals with sophistication and experience in the many disciplines that impact our business. We sell our products to retail, intermediary, institutional and international clients. To best serve these clients and our stockholders, we seek to ensure that our Board consists of directors who are highly sophisticated in, among other disciplines, domestic and international investment and asset management, finance, economic policy, and the legal and accounting regulations that impact our business. We also believe that the Board should include directors with experience running, overseeing or advising comparable companies in our industry at the chief executive officer and/or the director level.

The Nominating Committee does not have a formal process for identifying and evaluating director nominees; however, the Nominating Committee has engaged search firms to assist in identifying viable candidates. The Nominating Committee ensures that each director nominee satisfies at least the criteria set forth in the corporate governance guidelines. The Nominating Committee considers and evaluates the individual background and qualifications of each director nominee and the extent to which such background and qualifications might benefit the Company based on the size and composition of the Board at the time. In identifying nominees for director, as expressed in the Nominating Committee's charter, it is the policy of our Nominating Committee to seek talented and experienced candidates with professional backgrounds who support a balance of knowledge, experience, skills, expertise and diversity appropriate for the Board as a whole. We believe that our current Board members collectively possess diverse knowledge and experience in the disciplines that impact our business. Prior to nominating a new director candidate, our Nominating Committee considers the collective experience of the existing Board members. Based on this evaluation, the Nominating Committee nominates individuals who it believes can either strengthen the Board's sophistication and experience or further diversify the collective experience represented. Although the Board does not currently have a policy directly addressing director diversity, the Nominating Committee, guided by the Nominating Committee's charter, generally assesses the diversity of the Board and the effectiveness of its diversity considerations prior to nominating any additional candidates for director. The Nominating Committee met four (4) times during the 2009 fiscal year. The Nominating Committee operates pursuant to a written charter that was adopted by the Board and is available on the Company's Web site at http://ir.janus.com/documents.cfm.

The Nominating Committee will consider director nominees recommended by shareholders under the same procedure used for considering director nominees recommended by management or other directors. A shareholder who desires to recommend a director nominee for consideration at next year's Annual Meeting should send a written statement to General Counsel and Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206, no earlier than December 30, 2010, and no later than January 29, 2011. The nomination must be received before January 29, 2011, to enable the Company to include such director nomination in next year's proxy statement. As more fully set forth in Janus' Bylaws, the written notice should contain, among other items, (i) information regarding the nominating shareholder's ownership of Janus shares (including any derivative ownership); (ii) disclosure by such shareholder with respect to (a) any arrangement or agreement between such shareholder and the director nominee, and (b) such shareholder's intention to appear at the annual meeting for which the proxy relates and whether or not such shareholder intends to solicit proxies in favor of the director nominee; and (iii) biographical information regarding the director nominee of the type required by Regulation 14A under the Securities Exchange Act of 1934, as amended (and any other information that may be required to be disclosed in a proxy statement or otherwise by the SEC), and the delivery of a completed Janus director information questionnaire.

Audit Committee. The Audit Committee consists of five independent directors appointed by the Board to serve one-year terms. The members of the Audit Committee are J. Richard Fredericks, Deborah R. Gatzek, Lawrence E. Kochard, Robert T. Parry and Glenn S. Schafer, each of whom is independent under the standards established by the Board and the NYSE. Mr. Schafer is Chairman of the Audit Committee. The Audit Committee assists the Board in monitoring (i) the integrity of the Company's financial statements; (ii) the independent auditor's qualifications and independence; (iii) the performance of the Company's internal audit function and independent auditors; (iv) the Company's compliance with legal and regulatory requirements; (v) the Company's system of disclosure controls and system of internal controls over financial reporting; and (vi) the Company's risk management process. The Audit Committee has the authority to select and retain (subject to the ratification by the Company's shareholders), and terminate when appropriate, the Company's independent auditor. The Audit Committee is responsible for setting the independent auditor's compensation and overseeing the work of the independent auditor. It also preapproves all audit services and all permitted non-audit services to be provided by the independent auditor. The Audit Committee oversees the resolution of disagreements between management and the independent auditors in the event that they arise. The Board has determined that each member of the Audit Committee meets the experience requirements of the NYSE and that Messrs. Fredericks, Kochard, Parry and Schafer qualify as "audit committee financial experts" under the applicable SEC regulations. No member of the Audit Committee serves on an audit committee of more than two other public companies. The Audit Committee met six (6) times during the 2009 fiscal year. The Audit Committee operates pursuant to a written charter that was adopted by the Board and is available on our Web site at http://ir.janus.com/documents.cfm.

Compensation Committee. The Compensation Committee consists of six independent directors appointed by the Board to serve one-year terms. The members of the Compensation Committee are Timothy K. Armour, Paul F. Balser, G. Andrew Cox, Jeffrey J. Diermeier, Jock Patton and Robert Skidelsky, each of whom is independent under the standards established by the Board and the NYSE. Mr. Patton is Chairman of the Compensation Committee. The Compensation Committee is appointed to discharge the Board's responsibility relating to the determination of compensation of the Company's independent directors and certain executive officers, and the review and approval of the compensation policy recommended by management with respect to all other employees. The Compensation Committee has the power to (i) authorize and determine all compensation and compensation plans for the officers and supervisory employees of the Company; (ii) administer the incentive compensation plans of the Company in accordance with the power and authority granted under such plans; (iii) determine any incentive allowances to be made to officers and staff of the Company; and (iv) determine, subject to ratification by the majority of independent directors, the compensation package for non-executive directors. The Compensation Committee met seven (7) times during the 2009 fiscal year. In connection with Mr. Armour's appointment as Interim CEO, Mr. Armour stepped down as a member of the Compensation Committee on July 13, 2009, and was re-appointed effective February 2, 2010. The Compensation Committee operates pursuant to a written charter that was adopted by the Board and is available on our Web site at http://ir.janus.com/documents.cfm.

Planning and Strategy Committee. The Planning and Strategy Committee ("Strategy Committee") consists of six independent directors appointed by the Board to serve one-year terms. The members of the Planning and Strategy Committee are Timothy K. Armour, Paul F. Balser, J. Richard Fredericks, Lawrence E. Kochard, Landon H. Rowland and Robert Skidelsky, each of whom is independent under the standards established by the Board and the NYSE. Mr. Balser is Chairman of the Strategy Committee. The Strategy Committee is responsible for oversight related to the following matters: (i) the Company's material business strategies; (ii) five-year plan and capital structure in addition to potential mergers, acquisitions and divestitures; (iii) industry trends and their implications for Janus; and (iv) product development. The Strategy Committee met twice during the 2009 fiscal year. In connection with Mr. Armour's appointment as Interim CEO, Mr. Armour stepped down as a member of the Strategy Committee on July 13, 2009, and was re-appointed effective February 2, 2010. The Strategy Committee operates pursuant to a written charter that was adopted by the Board and is available on our Web site at http://ir.janus.com/documents.cfm.

Board Leadership Structure and Risk Oversight

Board Leadership Structure

Mr. Scheid, an independent director, serves as Chairman of our Board and Mr. Weil serves as our CEO. The separation of the Chairman and CEO roles has been in place at Janus since January 2006. We believe our current Board leadership structure positions our CEO as the leader of the Company in the eyes of our shareholders, customers, employees and other key stakeholders, and provides strong leadership for our Board. We also believe that our current Board leadership structure is an optimal leadership structure for us at this time because of the abundant industry-specific responsibilities of our Chairman and CEO (which have been increased by today's economic climate), although we recognize that based on a company's specific circumstances a different board leadership structure may be appropriate for it.

Our Board conducts an annual evaluation to determine whether it and its committees are functioning effectively. As part of this annual self-evaluation, the Board evaluates whether the current leadership structure continues to be optimal for our company and shareholders.

Our Board currently has thirteen (13) independent members and one non-independent member, the CEO. A number of our independent Board members are currently serving or have served as members of senior management or directors of other public companies. We have four board committees comprised solely of independent directors, each with a different independent director serving as chair of the committee. In addition, the Board has appointed Mr. Paul F. Balser to be the Board's presiding director, whose primary responsibility is to serve as the leader of the independent directors in the event our Chairman is unable to attend a Board meeting for any reason. We believe that based upon current circumstances, our Board's mix of independence and experience, along with the independent oversight of the Board by the non-executive Chairman, benefits Janus and its shareholders.

Risk Oversight

Our Board is responsible for overseeing Janus' risk management process. The Board is responsible for reviewing management's processes for identifying risks that face our business (which may be both industry-specific and Company-specific). Based on the foregoing review and discussion, the Board seeks to ensure that corresponding and appropriate risk mitigation strategies are implemented by management. The Board focuses on the most significant, identified risks facing Janus and Janus' general risk management strategy, and evaluates whether the risks undertaken by Janus are consistent with the Board's judgment as to the appropriate balance of risk and business objectives. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters brought before the Board, such as corporate transactions, acquisitions, capital restructuring and other uses of capital.

The Audit Committee assists the Board in the oversight of Janus' risk management process. The Audit Committee is charged with monitoring the Company's system of disclosure controls and system of internal controls over financial reporting, and the compliance by the Company with legal and regulatory requirements. The Audit Committee is responsible for overseeing Company policies with respect to risk assessment and risk management, and for reviewing contingent financial liabilities and risks that may be material to the Company. The Audit Committee also reviews, with assistance of management and outside counsel, major legislative and regulatory developments that could materially impact the Company's contingent liabilities and risks. In addition, the Audit Committee actively works with, and meets at least quarterly with, one or more members of the Global Risk Committee ("GRC") and the Investment Risk Committee ("IRC"), each described below, to oversee the identification of risks and potential risk management strategies. The Audit Committee reports regularly to the full Board.

The Compensation Committee collaborates with our management team in reviewing the material terms of Janus' existing compensation policies and programs for all employees, and evaluates the intended behaviors each is designed to incent to ensure that such policies and programs do not encourage excessive risk-taking that could result in a material, adverse impact to Janus.

Janus' management teams are responsible for day-to-day risk management. Our Compliance and Internal Audit Departments serve as the primary monitoring and testing functions for Company-wide policies and procedures, and our Investment Risk Department monitors and tests our investment strategies on an individual and firm-wide basis. We supplement this monitoring oversight through our GRC and IRC. The GRC is comprised of senior members of management from our investment risk management, legal, compliance, corporate risk management, finance, trading, distribution, marketing, product development, information technology and operations groups. It manages the day-to-day oversight of the risk management strategy for the on-going business of Janus which includes financial risks, risks related to new business or changes in existing business, risks related to market or counter-party exposure, risks arising from new or anticipated regulations and risks inherent in certain sales practices. The IRC is comprised of senior members of management from our investment risk management, senior portfolio management and trading teams, and is responsible for qualifying and quantifying the risks each portfolio is taking against its established objectives, evaluating firm-wide exposures and monitoring significant changes in various risk metrics and concentration.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing Janus and that our Board leadership structure supports this approach.

Corporate Governance

Governance Guidelines and Policies

Consistent with the Board's commitment to observing good corporate governance practices, the Board has implemented policies and procedures intended to meet the requirements of the SEC and NYSE rules. As part of the process, the Board regularly reviews and periodically revises the Company's principles of corporate governance in the form of corporate governance guidelines and charters of the standing committees of the Board, and periodically amends or adopts new policies and practices. Our corporate governance guidelines are available on our Web site at http://ir.janus.com/documents.cfm. The specific policies and guidelines that have been adopted and other actions taken include the following:

Policies and guidelines:
- At least a majority of the members of the Board are independent (currently 93 percent are independent members), and all members of the Nominating, Audit, Compensation and Strategy committees are independent.
- The Board and each committee are required to undertake an annual self-evaluation.
- No director may serve for more than five terms of three years each.
- Directors must submit for the Board's consideration a letter of resignation the day before the next Annual Meeting of Shareholders after reaching the age of 72.
- No director may serve on the Board of more than four public companies in addition to Janus.
- No member of the Audit Committee may serve on the audit committee of more than two public companies in addition to Janus.
- The Board considers the rotation of committee chairs after a chairperson has served for three successive years.

Other actions taken:
- At least once every three years, a committee of independent directors evaluates the Company's shareholder rights plan (last undertaken in January 2010). As part of that review, the Board concluded that the current shareholder rights plan should expire by its own terms in June 2010. The Board will consider the need to adopt a new shareholder rights plan as circumstances warrant.
- Stock options issued by the Company may not be repriced without approval of the Company's shareholders.
- Each non-executive director is required within three years from appointment to acquire and maintain shares of Janus common stock with a value (based on the value of the shares at the time of acquisition) equal to $250,000. All of the non-executive directors currently satisfy the above ownership requirement except two of our more recently elected directors: Mr. Glenn S. Schafer (elected in December 2007) and Mr. Lawrence E. Kochard (elected in March 2008), both of whom should meet the ownership requirement in 2010 based on Janus' current stock price and their restricted stock award for 2010 director compensation.

Officer Code and Corporate Code of Business Conduct

The Company's Officer Code of Ethics for the Chief Executive Officer and Senior Financial Officers (including its CEO, chief financial officer and controller) (the "Officer Code") and Corporate Code of Business Conduct for all employees are available on our Web site at http://ir.janus.com/documents.cfm. Any future amendments to or waivers of the Officer Code or the Corporate Code of Business Conduct will be posted to the investor relations section of the Janus Web site at http://ir.janus.com/documents.cfm.

Executive Sessions of the Board of Directors

The Board has determined that the non-executive members of the Board shall convene periodic executive sessions at least once per year, and such sessions will consist of those directors who are independent under the standards established by the Board and the NYSE. The purpose of these sessions is to promote open discussion among independent directors and provide an opportunity for the directors to address concerns about the Company as well as the performance of the Board itself. Our Chairman, Steven L. Scheid, generally oversees these executive sessions. In the absence of Mr. Scheid, Mr. Paul F. Balser, as the presiding director, is prepared to facilitate these executive sessions. The Board met in executive session more than once in 2009.

Director Attendance at Annual Meeting of Shareholders

The policy of the Board is to encourage its members to attend each annual meeting of shareholders. All of the directors attended the 2009 Annual Meeting of the Company's shareholders.

Communications with the Board of Directors

Individuals desiring to communicate with the presiding director of the Board, the Chairman of the Board, the non-management directors as a group or any other individual members of the Board shall direct their communications to the attention of Paul F. Balser, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206. All communications received, other than commercial solicitations or communications that are frivolous or deemed to be not relevant to corporate matters, will be forwarded to the Board or to the relevant Board member.

Compensation Consultant to the Compensation Committee

In 2009 and the completed portion of 2010, the Compensation Committee's primary compensation consultant was McLagan Partners, Inc. (the "Committee Consultant"). The Compensation Committee also received advice and guidance from Johnson Associates, Inc. in January and July of 2009. The Committee Consultant provided the Compensation Committee with market compensation data and pay trend information primarily within the financial services industry, and assisted the Compensation Committee with analyses and recommendations related to Janus' various compensation programs. The Committee Consultant is engaged by the Compensation Committee but also provides Janus' Human Resources department with comparative compensation data that is used to evaluate and recommend compensation targets and payouts to the Compensation Committee. The Committee Consultant also attends Compensation Committee meetings and participates in discussions regarding executive compensation issues.

During fiscal year 2009, the Committee Consultant received $106,185 for its services as a consultant to the Compensation Committee, and the Committee Consultant received $83,037 for services provided to our Human Resources department, almost all of which consisted of published survey data and not advisory services. The Compensation Committee reviewed the published survey data that the Committee Consultant provided to our Human Resources department and has determined that the provision of this data did not constitute a conflict of interest nor prevent the Committee Consultant from providing objective independent counsel to the Compensation Committee.

Certain Relationships and Related Transactions

Certain of our directors and executive officers from time to time may invest their personal funds in Janus-affiliated mutual funds on substantially the same terms and conditions as other similarly situated investors in these mutual funds who are neither directors nor employees.

All transactions that meet the standards set forth in our Related Party Transaction Approval Policy are to be brought before the Audit Committee for review and approval. The Related Party Transaction Approval

Policy is available within the Janus Corporate Code of Business Conduct and Ethics Policy on our Web site at http://ir.janus.com/documents.cfm.

DIRECTOR COMPENSATION

Members of the Board who received compensation as officers or employees of Janus did not receive any compensation for serving on the Board. Members of the Board who did not receive compensation as officers or employees of Janus received in 2009 the directors' compensation described below (except that Mr. Armour received director compensation in 2009 in accordance with the below description prior to him becoming Interim CEO of Janus). In support of the Company's cost-savings initiatives, Board members approved a 20 percent reduction of their compensation in 2009. The Chairman and director compensation for Mr. Scheid was excluded from such reduction in recognition of his additional contributions and efforts in 2009, particularly during Janus' capital restructuring transaction, Mr. Armour's tenure as Interim CEO, and the Board's external CEO search process.

2009 director compensation consisted of the following:
- A stock grant to all non-employee directors of immediately vested restricted stock units, valued at approximately $80,000 (Mr. Scheid received $100,000)
- A cash retainer of $80,000 to all non-employee directors (Mr. Scheid received $100,000)
- An additional cash retainer of $8,000 per committee for directors who are on the Audit, Compensation, Nominating, or Strategy Committee
- An additional cash retainer of $20,000 if the director chairs the Audit Committee
- An additional cash retainer of $12,000 if the director chairs the Compensation, Nominating or Strategy Committee
- An additional annual stock grant of immediately vested restricted stock units valued at approximately $28,000 to the director serving as the lead or presiding director
- An additional annual cash retainer of $250,000, payable in equal quarterly installments, to Mr. Scheid as the non-executive Chairman of the Board

In addition:
- Upon joining the Board, a director receives a one-time restricted stock grant of Janus common stock with a three-year vesting schedule, valued at approximately $100,000
- In recognition of Mr. Scheid's significant time commitment and contributions to Janus in 2009 in his capacity as non-executive Chairman of the Board, the Compensation Committee approved additional grants to Mr. Scheid of restricted stock units with a value of $470,000, which grants were made in May and July 2009. (Future special stock awards to Mr. Scheid will be based on the annual evaluations by the Compensation Committee and Board, and may be adjusted, reduced or eliminated in future years.)

In the event of extraordinary circumstances that require a material increase in the number of Board or committee meetings, the Board may reinstate meeting fees or adjust the annual retainer amounts as deemed appropriate by the Board. All amounts are prorated if a director joins the Board after commencement of the directors' fiscal year.

All members of the Board are reimbursed for reasonable travel and lodging expenses in connection with attending Board and committee meetings. In connection with reducing Janus' cost for Board travel, the Board limits the reimbursement of expenses related to the use of private aircraft by its Board members and executive officers. A director or officer who elects to use a private aircraft for business travel for Janus (unless under extraordinary circumstances as determined by the Chairman or the CEO) will only be reimbursed at the equivalent cost of a 14-day advance purchase business class airline ticket or comparable fare for domestic flights, or the cost of a first-class airline ticket for international flights (where an international flight is required). If a director travels on a commercial airliner, Janus reimburses up to the cost of a first-class airline ticket.

In addition to the compensation outlined above, the directors are entitled to the following additional benefits:
- Company-owned laptop computers are provided at a director's request to facilitate secure access to the directors' meeting materials and other confidential information.
- Director education seminars are reimbursable or paid for by Janus annually. At least one per year is encouraged with no limit on the amount of seminars that a director can attend.
- Janus maintains director and officer insurance coverage and provides directors with special indemnification rights in the form of an indemnification agreement that exceeds the general rights provided under our Certificate of Incorporation and Bylaws.
- As a courtesy to the directors, Janus files any required Forms 3, 4 and 5 under Section 16 of the Securities Exchange Act of 1934 on each director's behalf.
- Janus offers a matching gift program where every dollar contributed by a director in 2010 to an eligible charity is matched dollar-for-dollar up to $2,000 (this program was suspended during 2009).

Subject to any deferral under our Amended and Restated Director Deferred Fee Plan (discussed below), the following chart shows the compensation that each independent director was paid for his or her service in calendar year 2009:

2009 Director Compensation

Name	Fees Paid (2)	Stock Awards (3)	Dividends on Unvested Restricted Stock	Total
Timothy K. Armour (1)	$ 96,000	$ 80,003	$ 88	$ 176,091
Paul F. Balser	$ 108,000	$ 213,056 (4)	–	$ 321,056
G. Andrew Cox	$ 96,000	$ 80,003	–	$ 176,003
Jeffrey J. Diermeier	$ 96,000	$ 80,003	$ 88	$ 176,091
J. Richard Fredericks	$ 96,000	$ 80,003	$ 69	$ 176,072
Deborah R. Gatzek	$ 96,000	$ 80,003	–	$ 176,003
Lawrence E. Kochard	$ 96,000	$ 80,003	$ 88	$ 176,091
Robert T. Parry	$ 108,000	$ 80,003	–	$ 188,003
Jock Patton	$ 108,000	$ 80,003	$ 52	$ 188,055
Landon H. Rowland	$ 88,000	$ 80,003	–	$ 168,003
Glenn S. Schafer	$ 116,000	$ 80,003	$ 97	$ 196,100
Steven L. Scheid	$ 350,000	$ 570,032 (5)	–	$ 920,032
Robert Skidelsky	$ 96,000	$ 80,003	–	$ 176,003

(1) Compensation for Mr. Armour included in this schedule is in recognition of his services as a member of the Board. His compensation as Interim CEO is included under *"Executive Compensation"* on page 43.

"2009 Director Compensation" footnotes (continued):

(2) Amounts represent the annual cash retainers for serving as members of the Board, including non-executive Chairman and committee membership retainers.

(3) The value of each restricted stock and restricted stock unit award is determined by multiplying the fair market value of our common stock (the average of the high and low trading prices) on the grant date by the number of shares granted. Amounts represent restricted stock granted in 2009 for the 2009/2010 annual stock retainer and special recognition awards for the presiding director and non-executive Chairman. The common stock and restricted stock units held by each director as of December 31, 2009, are as follows: Mr. Armour holds 53,199 shares of common stock and 51,864 restricted stock units; Mr. Balser holds 81,959 shares of common stock and 47,944 restricted stock units; Mr. Cox holds 11,272 shares of common stock and 44,270 restricted stock units; Mr. Diermeier holds 36,195 shares of common stock and 7,822 restricted stock units; Mr. Fredericks holds 1,089 shares of common stock and 21,172 restricted stock units; Ms. Gatzek holds 11,257 shares of common stock and 33,843 restricted stock units; Mr. Kochard holds 2,199 shares of common stock and 12,683 restricted stock units; Mr. Parry holds 41,158 restricted stock units; Mr. Patton holds 15,083 shares of common stock and 7,822 restricted stock units; Mr. Rowland holds 1,232,255 shares of common stock and 21,708 restricted stock units; Mr. Schafer holds 1,978 shares of common stock and 13,726 restricted stock units; Mr. Scheid holds 119,730 shares of common stock and 53,511 restricted stock units; and Lord Skidelsky holds 6,959 shares of common stock and 33,535 restricted stock units.

(4) Amount includes $80,003 in stock granted to Mr. Balser for his annual retainer, $28,006 for serving as presiding director in 2009 and 2010, and $105,047 for serving as presiding director from 2005 through 2007.

(5) Amount consists of $100,014 in stock granted to Mr. Scheid for his annual retainer, and $470,018 in recognition for his significant time commitment and contributions to Janus during 2009 in his capacity as non-executive Chairman of the Board.

Amended and Restated Director Deferred Fee Plan. Under our Amended and Restated Director Deferred Fee Plan ("Director Deferred Fee Plan"), a director may elect to defer payment of all or any part of the above director fees until his or her service as a director is terminated. All monetary fees deferred under this plan are credited during the deferral period with the gains and losses of certain Janus-affiliated mutual funds elected by the director. All Janus stock awards deferred under this plan are converted into restricted stock units at the time of grant or at the time of vesting. A director's interest in the deferred monetary fees is payable only in cash in a single payment or in installments upon termination of service as a director or as otherwise elected. Any restricted stock units granted in connection with the deferral of stock are paid in the form of Janus common stock in a single payment or in installments upon termination of service as a director or as otherwise elected. The Director Deferred Fee Plan is intended to comply with Section 409A of the Code. Paul F. Balser, Deborah R. Gatzek, Lawrence E. Kochard, Robert T. Parry, Landon H. Rowland and Robert Skidelsky elected to participate in this plan to defer monetary fees, stock fees or a combination of both during the 2009 calendar year.

Notwithstanding anything to the contrary set forth in any of Janus' previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporated future filings, including this Proxy Statement, the following sections titled "Audit Committee Report" and "Compensation Committee Report on Executive Compensation" (on page 42) shall not be incorporated by reference into any such filings, except to the extent Janus specifically incorporates any of the reports by reference therein.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is responsible for monitoring (i) the integrity of the financial statements of the Company; (ii) the independent auditor's qualifications and independence; (iii) the performance of the Company's internal audit function and independent auditor; (iv) the compliance by the Company with legal and regulatory requirements; (v) the monitoring of the Company's system of disclosure controls and its system of internal controls over financial reporting; and (vi) the Company's risk management process. The Audit Committee is composed of five independent directors and operates under a written charter adopted and approved by the Board. Each Audit Committee member is independent under the standards established by the Board and the NYSE.

Management has primary responsibility for the financial reporting process, including the preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management also has responsibility for establishing and maintaining the Company's system of internal controls over financial reporting and assessing the effectiveness of those controls annually, as required by Section 404 of the Sarbanes-Oxley Act of 2002. The independent auditor is responsible for auditing the Company's financial statements and the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to monitor and review these processes. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. Therefore, the Audit Committee has relied on the information provided to it and on management's representation that the financial statements have been prepared with integrity and objectivity, and in conformity with GAAP. The Audit Committee also relied on the representations of the independent auditor included in its report on the Company's financial statements.

The Audit Committee held six meetings during 2009. The meetings were designed, among other things, to facilitate and encourage communication among the Audit Committee, management, the internal auditors and the Company's independent auditor, Deloitte & Touche LLP ("Deloitte"). The Audit Committee discussed with the Company's internal auditors and independent auditor the overall scope and plans for their respective audits. The Audit Committee met with each of the internal and independent auditors, the Company's Chief Compliance Officer and other members of management, separately and as a group, to discuss the results of their examinations and their evaluations of the Company's internal controls.

The Audit Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2009, with management of the Company and Deloitte. The Audit Committee also discussed with Deloitte matters required to be discussed with audit committees under generally accepted auditing standards including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Codification of Statements on Auditing Standards, AU Sec. 380, formerly Statement on Auditing Standards No. 61, as amended.

The Company's independent auditor also provided the written disclosures and the letter required by the Public Company Accounting Oversight Board (Rule 3526, *Communication with Audit Committees Concerning Independence*), and the Audit Committee discussed with the independent auditor its independence from the Company. When considering the independence of Deloitte, the Audit Committee considered whether the provision by Deloitte of services to the Company beyond those rendered in connection with its audit and review of the Company's consolidated financial statements was compatible with maintaining its independence.

Following the Audit Committee's review and these meetings, discussions and reports, and subject to the limitations of the Audit Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements for the fiscal year ended December 31, 2009, be included in the Company's Annual Report on Form 10-K filed with the SEC.

Respectfully,

Members of the Audit Committee

Glenn S. Schafer, Chairman
J. Richard Fredericks
Deborah R. Gatzek
Lawrence E. Kochard
Robert T. Parry

PROPOSAL NO. 2 – RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITOR

The Audit Committee recommended, and the Board approved, the appointment of Deloitte as independent auditor for the 2010 fiscal year. The Board is proposing that the appointment of Deloitte be ratified by the shareholders of the Company, consistent with the Audit Committee's charter. Deloitte audited our consolidated financial statements for the 2009 fiscal year and performed other services. If the appointment is not ratified by the shareholders of the Company, the Audit Committee will take that into account in determining whether to retain Deloitte as our independent auditor.

Fees incurred by Company for Deloitte

The following table shows the fees paid or accrued by the Company for audit and other services provided by Deloitte for fiscal years ending December 31, 2009 and 2008, respectively:

	2009	2008
Audit Services Fees[1]	$ 842,000	$ 951,000
Audit-Related Fees[2]	267,000	233,000
Tax Compliance Fees[3]	126,000	125,000
Total	$ 1,235,000	$ 1,309,000

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[1] Audit services consisted of the audit of the Company's consolidated financial statements included in its Annual Report on Form 10-K, attestation work required by Section 404 of the Sarbanes-Oxley Act of 2002 needed to issue an opinion on the effectiveness of internal control over financial reporting, reviews of the condensed consolidated financial statements included in its quarterly reports on Form 10-Q, and other audit services that are normally provided in connection with statutory or regulatory filings.

[2] Audit-related fees consisted of financial accounting and SEC reporting consultations, issuance of consent letters, audit of the Company's benefit plans, and other audit services not required by statute or regulation.

[3] Tax compliance fees consisted of tax return filings for Perkins Investment Management LLC ("Perkins") and certain foreign jurisdictions, assistance with tax audits, and miscellaneous state and federal income tax-related issues.

The Audit Committee has determined that the provision of the services described above is compatible with maintaining the independence of Deloitte.

Audit Committee Preapproval Policies and Procedures. All services performed by Deloitte were preapproved in accordance with the preapproval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax and other services (collectively, the "Disclosure Categories") that our independent auditor may perform. The policy requires that a description of the services expected to be performed by our independent auditor in each of the Disclosure Categories be presented to the Audit Committee for approval and cannot commence until such approval has been granted. Normally, preapproval is provided at regularly scheduled meetings. However, the authority to grant specific preapproval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific preapproval.

In addition, although not required by the rules and regulations of the SEC, the Audit Committee generally approves a narrow range of fees associated with each proposed service. Providing a range of fees for a service incorporates appropriate oversight and control of the independent auditor relationship, while permitting the Company to receive immediate assistance from the independent auditor when time is of the essence.

At each meeting, the Audit Committee reviews the status of services and fees incurred year-to-date against the original preapproved services and the forecast of remaining services and fees for the fiscal year.

Attendance at Annual Meeting. A representative of Deloitte is expected to be present at the Annual Meeting with the opportunity to make a statement and to answer appropriate shareholder questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITOR FOR FISCAL YEAR 2010.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding beneficial ownership of our outstanding common stock for purposes of voting at the Annual Meeting as of March 1, 2010, by (i) beneficial owners of more than 5 percent of our outstanding common stock who have publicly disclosed their ownership, (ii) each Named Executive Officer (the individuals named in the "*Summary Compensation Table*" on page 43) and each member of our Board, and (iii) all of our officers and directors as a group. The Company has no knowledge of any arrangement that would at a subsequent date result in a change in control of the Company.

Name	Shares of Common Stock Beneficially Owned (1)	
	Number	Percentage
FMR LLC	27,032,753 (2)	14.72 %
T. Rowe Price Associates, Inc.	25,098,344 (3)	13.66 %
Ariel Capital Management, LLC	11,154,331 (4)	6.07 %
Steven L. Scheid Chairman of the Board of Directors	612,560 (5)(6)	*
Timothy K. Armour Director and former Interim CEO	105,063 (6)	*
Paul F. Balser Director	170,580 (6)	*
Robin C. Beery Executive Vice President and Head of Intermediary and Institutional Distribution, Global Marketing and Product	257,622 (5)	*
Gary D. Black Former Director and Former CEO	2,674,961 (5)(7)	1.46 %
Jonathan D. Coleman Executive Vice President and Co-Chief Investment Officer of JCM	967,164 (5)	*
G. Andrew Cox Director	55,542 (6)	*
Jeffrey J. Diermeier Director	44,017 (6)	*
J. Richard Fredericks Director	22,261 (6)	*
Gregory A. Frost Executive Vice President, Chief Financial Officer and Treasurer	144,027 (5)	*
Deborah R. Gatzek Director	45,100 (6)	*
James P. Goff Director of Research of JCM	667,346 (5)	*
Kelley A. Howes Executive Vice President, General Counsel, Chief Administrative Officer and Secretary	145,151 (5)	*
Lawrence E. Kochard Director	14,882 (6)	*
Robert T. Parry Director	41,158 (6)	*
Jock Patton Director	22,905 (6)	*
Landon H. Rowland Director	1,972,120 (6)(8)	1.07 %

Name	Shares of Common Stock Beneficially Owned (1)	
	Number	Percentage
Glenn S. Schafer Director	15,704 (6)	*
Robert Skidelsky Director	40,494 (6)	*
R. Gibson Smith Executive Vice President and Co-Chief Investment Officer of JCM	612,388 (5)	*
Richard M. Weil CEO and Director	1,103,565	*
All Directors and Executive Officers as a Group (21 Persons) (5)(6)	9,734,610	5.30 %

* Less than 1 percent of the outstanding shares.

(1) Ownership is based on the number of shares outstanding as of March 1, 2010, plus any shares that may be acquired upon the exercise of options, restricted stock unit distributions or other convertible securities that are exercisable or settable on March 1, 2010, or will become exercisable or settable within 60 days of that date. Except as noted, the holders have sole voting and dispositive power over the shares.

(2) Based upon information in its Amendment No. 3 to Schedule 13G filed on February 16, 2010. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) Based upon information in its Amendment No. 2 to Schedule 13G filed on February 11, 2010. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4) Based upon information in its Amendment No. 8 to Schedule 13G filed on February 12, 2010. The address of Ariel Capital Management, LLC is 200 East Randolph Drive, Suite 2900, Chicago, Illinois 60601.

(5) Under applicable law, shares that are held indirectly may also be considered beneficially owned. Such shares represented above include the following shares held in Janus' ESOP: Mr. Scheid owns 829 shares; Ms. Beery owns 8,603 shares; Mr. Coleman owns 11,420 shares; Mr. Frost owns 5,480 shares; Mr. Goff owns 7,682 shares; Ms. Howes owns 10,104 shares; Mr. Smith owns 4,631 shares; and Mr. Black owns 2,674 shares.

(6) Includes restricted stock units held by certain directors. Such restricted stock units do not have any voting rights, are entitled to dividend equivalents and will be paid in shares of Company common stock upon termination of service as a director, all in accordance with the Amended and Restated Director Deferred Fee Plan. The restricted stock units represented in the amounts shown are as follows: Mr. Armour holds 51,864 units; Mr. Balser holds 47,944 units; Mr. Cox holds 44,270 units; Mr. Diermeier holds 7,822 units; Mr. Fredericks holds 21,172 units; Ms. Gatzek holds 33,843 units; Mr. Kochard holds 12,683 units; Mr. Parry holds 41,158 units; Mr. Patton holds 7,822 units; Mr. Rowland holds 21,708 units; Mr. Schafer holds 13,726 units; Mr. Scheid holds 53,511 units; and Lord Skidelsky holds 33,535 units.

(7) Mr. Black's ownership is based on the information available to Janus as of his resignation date of July 13, 2009.

(8) Mr. Rowland owns 435,410 shares held in two revocable trusts of which he is trustee. Mr. Rowland is also deemed to beneficially own 6,959 shares held by his wife in a revocable trust of which she is trustee and 2,015 shares held by his wife in her name only.

EXECUTIVE OFFICERS OF THE COMPANY

The following is a list of individuals serving as executive officers of the Company or a direct subsidiary as of the date of this Proxy Statement. All Company executive officers are elected annually by the Board of Directors and serve at the discretion of our Board of Directors.

Name	Age	Position
Richard M. Weil	46	CEO and member of the Board of Directors
Robin C. Beery	42	Executive Vice President and Head of Intermediary and Institutional Distribution, Global Marketing and Product
Jonathan D. Coleman	38	Executive Vice President and Co-Chief Investment Officer of Janus Capital Management LLC ("JCM")
Gregory A. Frost	39	Executive Vice President, Chief Financial Officer and Treasurer
James P. Goff	46	Director of Research of JCM
Kelley A. Howes	44	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary
R. Gibson Smith	42	Executive Vice President and Co-Chief Investment Officer of JCM

Richard M. Weil's biographical information is included under "*Proposal No. 1 – Election of Directors, Nominees for election to the Board of Directors for a three-year term expiring in 2013*" on page 6.

Robin C. Beery has served as Executive Vice President of the Company since February 2005, Head of Global Marketing and Product (formerly known as Chief Marketing Officer) since January 2003, President of Janus Investment Fund and Janus Aspen Series (the two trusts of Janus' investment products) since April 2008, Head of the Retail Intermediary Distribution channels since September 2009, and Head of the Institutional Distribution channel since March 2010. She is also a member of the Company's Executive Committee. She served as Senior Vice President of the Company from August 2003 to January 2005 and as Vice President of the Company from January 2003 to August 2003. She has served as Head of Global Marketing and Product and Vice President of JCM since April 2002. She previously served as Vice President and Director of Marketing and Communications for Janus Capital Corporation ("JCC," the predecessor company to JCM) from January 1997 to April 2002, and Assistant Vice President of Retail Marketing for JCC from January 1997 to January 1999.

Jonathan D. Coleman has served as Executive Vice President and Co-Chief Investment Officer ("Co-CIO") of JCM since November 2006. In addition to his Co-CIO duties, he has served as portfolio manager of Janus Fund and other large cap growth portfolios sold through intermediary and institutional channels since November 2007. He is also a member of the Company's Executive Committee. He previously served as the portfolio manager for the U.S.-based Janus Enterprise Fund and other mid-cap growth portfolios sold through international, intermediary and institutional distribution channels from 2002 to November 2007. In 1994, Mr. Coleman joined Janus as a research analyst, and from 1997 through 2000, he co-managed Janus Venture Fund. Mr. Coleman holds the Chartered Financial Analyst designation.

Gregory A. Frost has served as Executive Vice President of the Company since January 2008, Chief Financial Officer ("CFO") since March 2007 and Treasurer since September 2009. He is also a member of the Company's Executive Committee. He is the Principal Accounting Officer of the Company. Mr. Frost previously served as Senior Vice President from February 2005 to January 2008. He served as Controller of the Company from January 2003 to March 2007 and for JCM and JCC from April 2002 to March 2007. He was Vice President of the Company from January 2003 to February 2005 and served as Assistant Treasurer for JCC from December 1997 to August 2002.

James P. Goff has served as Director of Research of JCM since January 2002. He is also a member of the Company's Executive Committee. He previously served as a portfolio manager of Janus' mid-cap growth products, including Janus Enterprise Fund, separate accounts, sub-advised funds and the institutional commingled fund in the mid-cap growth discipline. Mr. Goff was also previously co-manager of Janus Venture Fund and a research analyst. Prior to joining Janus in 1988, he was an associate analyst at Fred Alger Management. Mr. Goff holds the Chartered Financial Analyst designation.

Kelley A. Howes has served as Executive Vice President of the Company since January 2008, Chief Administrative Officer since May 2008, and General Counsel and Secretary since March 2007. She is also a member of the Company's Executive Committee, a member of the board of directors of ICI Mutual Insurance Company, and a member of the Denver Metro Chamber of Commerce. Ms. Howes served as a director of the Young Americans Bank from 2006 to 2008. From March 2007 to January 2008, she served as Senior Vice President of the Company. For JCM (and JCC prior to the formation of JCM), she served as Senior Vice President from August 2004 to March 2007, General Counsel from February 2004 to March 2007 and Vice President from December 1999 to August 2004. Ms. Howes served as a member of the Board of Directors of JCC from February 2002 to May 2002. Ms. Howes was President and CEO of Janus Investment Fund, Janus Aspen Series and Janus Adviser Series (collectively, "Domestic Funds") from January 2006 to February 2007, General Counsel of the Domestic Funds from March 2004 to December 2005, Vice President and Secretary of the Domestic Funds from December 1999 to December 2005, and Assistant General Counsel of the Domestic Funds from December 1999 to February 2004.

R. Gibson Smith has served as Executive Vice President and Co-CIO of JCM since November 2006. In addition to his Co-CIO duties, he is portfolio manager of the High Yield discipline and co-portfolio manager of the Flexible Bond discipline and the Balanced discipline, and is a member of the Company's Executive Committee. He previously served as the portfolio manager of the Short Duration discipline from July 2003 to May 2007. From 2001 to 2003, he served as an analyst and assistant portfolio manager. Prior to joining Janus in January 2001, Mr. Smith worked in the fixed-income division at Morgan Stanley.

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

Janus' executive compensation programs provide a strong and direct link between pay and both Company and individual performance. We set specific short- and long-term financial and strategic goals for the Company and individual executive goals to enable us to measure and evaluate performance. We believe that if we are successful in reaching these performance goals, we will provide long-term benefits to our public and fund shareholders.

A worldwide economic recession that created the most difficult financial environment in decades made 2009 a challenging year. As was the case in the second half of 2008, market volatility and uncertainty continued through the first quarter of 2009, driving our assets under management ("AUM") down to $110.9 billion at March 31, 2009 (versus $123.5 billion at December 31, 2008 and $206.7 billion at December 31, 2007). As lower AUM led directly to lower revenue and increased pressure on our operating margins, we focused our 2009 efforts on: (i) continuing to deliver strong long-term relative investment performance; (ii) carefully managing our fixed and discretionary expenses; (iii) strengthening our balance sheet; and (iv) making focused, strategic business decisions, including merging two of our domestic fund trusts.

Although we were impacted by the challenging financial markets in the first quarter of 2009, the global equity and fixed income markets improved over the last nine months of 2009. Our firm-wide AUM increased 44 percent to $159.7 billion at December 31, 2009, as compared to $110.9 billion at March 31, 2009. Even though we had strong firm-wide results, we were challenged by the fact that INTECH Investment Management LLC's ("INTECH") investment strategies underperformed the majority of their benchmark indices over the short and intermediate time periods. This underperformance, combined with client liquidity needs and low asset manager search activity in the institutional marketplace, led to continued outflows at INTECH in 2009.

We believe Janus is well positioned for future growth as the equity and fixed income markets continue to improve. The following summary of our key accomplishments and performance challenges, and the successful manner in which our executive officers responded to our challenges weighed heavily on the Compensation Committee's ("Committee") assessment of the Company's overall performance, and on its decisions regarding management compensation for fiscal year 2009.

2009 Key Accomplishments:

- Our relative long-term investment performance remained strong, particularly for Janus-managed and Perkins Investment Management LLC ("Perkins") investment products.
  - 75 percent, 88 percent and 86 percent of complex-wide mutual funds were in the top two Lipper quartiles on a one-, three- and five-year total return basis, respectively.[1]
  - 51 percent of complex-wide mutual funds had a 4 or 5 star overall Morningstar rating at December 31, 2009, based on risk-adjusted returns.[1]
- Our total company long-term net flows for 2009 were $0.9 billion, driven by Janus-managed and Perkins long-term net inflows of $6.5 billion.
  - Janus equity and Perkins value funds posted a combined organic growth rate of 5 percent in 2009 compared to a 2 percent organic growth rate for the equity industry.[2]
  - Janus fixed income funds posted an organic growth rate of 88 percent in 2009 compared to a 25 percent organic growth rate for the fixed income industry.[2]

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[1]   Complete Lipper and Morningstar rankings are set forth in Appendix A.
[2]   Organic growth rates for the industry reflect open-ended mutual fund data disclosed by Simfund.

- We successfully reduced fixed and discretionary expenses by approximately $45 million to better align Janus' cost structure with reduced assets and revenue.
- We successfully executed a set of capital restructuring transactions, reducing long-term debt by $316 million and annualized interest expense by $16 million.
- We strengthened the Company's value investment franchise with the appointment of Perkins' new Chief Executive Officer and the launch of a large-cap value product.
- We completed the merger of the Janus Investment Fund ("JIF") and Janus Adviser Series ("JAD") mutual fund trusts, resulting in increased product availability to a broader group of intermediary investors and the further simplification of our product platform.

2009 Performance Challenges:

- Despite the increase in AUM over the last nine months of 2009, average assets in 2009 fell 23 percent compared to 2008, resulting in an 18 percent decrease in revenues.
- INTECH's strategies underperformed over the short and intermediate periods:
  - Underperformance is primarily concentrated in the large cap growth strategies.
  - 0 percent, 50 percent and 67 percent of strategies outperformed their respective benchmarks over the one-, three- and five-year periods as of December 31, 2009.
  - Underperformance, client liquidity needs and limited asset manager search activity in the institutional marketplace resulted in material outflows for INTECH.
- Janus experienced significant expenses and adverse media coverage arising from senior leader departures, and a legal judgment and other settlements with former portfolio managers relating to compensation disputes.

In 2009, total variable compensation increased from 2008 by an average of approximately 12 percent for four of our Named Executive Officers (Gregory A. Frost, Jonathan D. Coleman, R. Gibson Smith and James P. Goff) as a result of our significant accomplishments in 2009 despite the challenges and difficult markets in the fourth quarter of 2008 and the first quarter of 2009.

Variable Compensation Awards (in thousands) (1)

	Executive Plan			Investment Plan			Total Incentives (2)		
	2009	**2008**	**% Chg.**	**2009**	**2008**	**% Chg.**	**2009**	**2008**	**% Chg.**
Gregory A. Frost	$ 1,001	$ 910	10%	–	–	–	$ 1,001	$ 910	10%
Jonathan D. Coleman	$ 2,900	$ 2,500	16%	$ 3,828	$ 4,291	−11%	$ 6,728	$ 6,791	−1%
R. Gibson Smith	$ 2,900	$ 2,500	16%	$ 4,044	$ 4,070	−1%	$ 6,944	$ 6,570	6%
James P. Goff	–	–	–	$ 5,077	$ 3,750	35%	$ 5,077	$ 3,750	35%

(1) Mr. Timothy K. Armour only received variable compensation for 2009 and not 2008, and Mr. Gary D. Black did not receive variable compensation for 2009 services.

(2) Total incentive awards to the Named Executive Officers include a mix of cash and LTI awards that are more fully described below in "*Elements of Total Compensation*" on page 32 and "*2009 Actual Performance Used to Determine Variable Compensation*" on page 36.

PAY GOVERNANCE AND DECISION-MAKING

Compensation Committee's Role.   The Committee is the governing body that provides oversight of the levels and type of compensation paid to our Named Executive Officers. The Committee is composed of five independent directors who are responsible for making objective determinations relating to compensation design, executive performance evaluations and compensation payouts.

Overall Compensation Structure: Each year, with guidance from senior management and the Committee Consultant (described below), the Committee establishes the following related to our overall compensation structure:

- The Company performance-based criteria that must be achieved before the variable compensation pool for Named Executive Officers can be funded in accordance with Section 162(m) of the Code (as described in "*Compliance with Section 162(m) and Other Tax Matters*" on page 41)
- The potential funding levels of the variable compensation pool based on financial goals and key strategic objectives (known as the "Company Performance Multiplier")
- The variable compensation levels and maximum payouts for each Named Executive Officer
- The individual performance objectives of each Named Executive Officer
- The actual level of funding based on the Company's performance against the financial goals and key strategic objectives approved by the Committee at the beginning of each year (for 2009, the financial goals and strategic objectives are described in "*2009 Company and Individual Performance Measures*" on page 34), provided that the Committee retains the discretion to consider extraordinary events, changes in the industry, our employees' overall efforts or contributions, the degree of difficulty in meeting financial goals and strategic objectives, market conditions and other factors that can impact executive and employee retention
- The material terms of Janus' existing compensation policies and programs for all employees, the intended behaviors that each is designed to incent, and the risks that such programs may create that could result in a material, adverse impact to Janus

Individual Compensation: The Committee considers several factors when determining each Named Executive Officer's target and actual base and variable compensation including:

- Market data from the broader investment management industry and Janus' peer group (described in "*Compensation Comparisons to a Peer Group*" on page 30), adjusted where appropriate to reflect differences in the scope of a position, the complexity of the company and other relevant characteristics
- Individual performance, experience, skill, contribution to Janus and the anticipated level of difficulty in finding a replacement for the position
- Tally sheets, which detail all components of each Named Executive Officer's compensation, including salary, bonus and long-term incentive ("LTI") compensation, the value and cost of all perquisites and other personal benefits, and the actual projected payout obligations under potential severance and change in control scenarios described in "*Termination and Change in Control Arrangements with our Named Executive Officers*" on page 54. The compensation detailed in the tally sheets was compared to the competitive market detail for each individual and used to determine 2009 variable compensation payments and 2010 compensation targets
- Wealth accumulation analysis, which illustrates the past, present and future values of compensation generated from LTI awards using various stock price assumptions
- The mix of cash and LTI as well as the mix of LTI vehicles (i.e., Janus restricted stock, stock options and mutual fund units)
- The Committee Consultant's advice and recommendations
- Input from the independent directors of the Board regarding the evaluation and performance of Janus' CEO to determine his actual total compensation

Compensation Consultant's Role. The Committee relies in part on advice from the Committee Consultant (McLagan Partners, Inc.). The Committee also received advice and guidance from Johnson Associates, Inc. in January and July of 2009. The Committee Consultant provides an objective perspective and comprehensive comparative data on the financial services industry, which enhances the quality of the Committee's decisions. Please refer to "*Corporate Governance – Compensation Consultant of the Compensation Committee*" on page 15 for additional detail as to the Committee Consultant's activities for 2009.

Janus Management's Role. Management assists the Committee by providing information and recommendations on Janus' various compensation programs. At the beginning of each year, the CEO, in conjunction with Janus' Human Resources department and other key leaders within Janus, recommends to the Committee the financial goals and key strategic objectives for the Company. After the end of each year, management presents the Committee with its evaluation of the Company's performance against the established goals and objectives. The CEO then evaluates the individual performance of each member of the senior management team ("Executive Committee") and recommends levels of compensation to the Committee for review and approval.

PHILOSOPHY AND OBJECTIVES OF EXECUTIVE COMPENSATION

The compensation of all Janus executives depends on a combination of Company and individual performance. We believe that the compensation of our most senior executives, those who have the greatest ability to influence Janus' performance, should be primarily based on performance – an approach that reinforces the alignment of interests between our executives and our public and fund shareholders. Reflecting this belief, variable compensation represented (on average) more than 88 percent of our Named Executive Officers' 2009 total compensation. Our compensation programs provide above-market compensation for strong levels of performance, but below-market compensation for weaker performance. This approach results in actual payouts varying significantly from year to year.

Consistent with our philosophy, our executive compensation programs are designed to reflect five key elements:

- **Alignment:** Align the interests of our executives with those of our public and fund shareholders
- **Competitive Pay:** Attract, motivate and retain highly qualified executives and other key talent by offering fully competitive total compensation opportunities
- **Performance:** Reward strong performance against financial and strategic (non-financial) objectives that are balanced over the short- and long-term
- **Meritocracy:** Promote a performance-based culture with individual compensation levels varying significantly from year to year based on changes in business and individual performance assessed quantitatively and qualitatively
- **Risk Management:** Mitigate and control excessive risk taking that could harm our franchise

COMPENSATION COMPARISONS TO A PEER GROUP

We review both a broad sampling of asset management companies and a more select peer group to determine the appropriateness and competitiveness of our compensation programs. The Committee Consultant annually recommends the composition of the competitive peer group to the Committee, which then reviews and discusses such proposed peer group with management.

For the past three years, the Committee has used the same 14-company peer group as the primary basis for evaluating the competitiveness and reasonableness of the Named Executive Officers' proposed and targeted pay levels. This same peer group was used by the Committee when it considered 2009 actual compensation levels and 2010 target compensation opportunities for the Named Executive Officers.

In considering the reasonableness of the 14-company peer group, the Committee, supported by guidance from the Committee Consultant, acknowledged that no single competitor firm is exactly like Janus. The Committee also acknowledged that the competitive labor market for senior executive talent in the asset management industry is broad and diverse, encompassing other publicly owned asset management firms, privately owned asset management firms and asset management subsidiaries of larger financial services firms. Against this backdrop, the Committee believes that as a group, the following 14 firms provide a reasonable basis for evaluating executive pay levels and practices given a combination of factors, including the competitors' size, geographic scope, operating approach, product breadth, operating complexity, channel coverage, ownership, history and performance.

Company	AUM ($bbs) (12/31/2008)	AUM ($bbs) (12/31/2009)
AllianceBernstein L.P. (1)	$ 462.0	$ 496.0
American Century Investments	70.1	89.5
Delaware Investments	120.2	130.0
Eaton Vance Management	124.9	163.1
Franklin Templeton Investments (1)	416.2	553.5
Invesco Ltd.	357.2	423.1
Janus Capital Group	123.5	159.7
MFS Investment Management	134.0	187.5
Morgan Stanley Investment Management	300.0	283.0
Neuberger Berman LLC	165.1	173.0
Nuveen Investments	119.2	N/A
OppenheimerFunds, Inc.	145.8	167.1
Putnam Investments	105.7	115.0
T. Rowe Price Associates, Inc. (1)	276.3	391.3
Western Asset Management Co.	513.3	482.2

(1) Considered in benchmarking pay for all Named Executive Officers, except for the CEO position. The three exclusions were based upon potential compensation distortions for the CEO role due to the CEO's large equity ownership levels arising from being a founder or partner in such excluded peer group company.

ELEMENTS OF TOTAL COMPENSATION

Our executive compensation programs generally consist of three key elements: (i) fixed compensation (i.e., base salary); (ii) variable compensation, which includes both cash and LTI compensation; and (iii) benefits and perquisites. These key elements are summarized in the following table and are described more fully below.

Compensation Element	Objective	Features
Base Salary	Provides a minimum, fixed level of cash compensation to executives.	Represents a relatively low percentage of total compensation. Criteria considered when establishing base salaries: • Job responsibilities and experience • Tenure and sustained performance • Internal equity among executive peers • Competitive market data of our peer companies • Advice from the Committee Consultant (See *"First Component of Total Compensation – Fixed Compensation"* on page 33)
Variable Compensation (highlights)	Provides executives with additional compensation linked directly to Company and individual performance.	Represents the largest component of total compensation. This component of compensation can vary significantly from year to year based on Company and individual performance measured against preset financial and strategic objectives. For the Co-CIOs and the Director of Research, variable compensation includes Company, individual and investment-related compensation (as described below in *"Investment-based Variable Compensation"* on page 34)
– Variable Cash	The cash component recognizes executives for Company and individual performance.	Cash bonuses are typically awarded annually in a lump sum following the close of each fiscal year, with the exception of quarterly cash performance compensation under the Investment Incentive Program.
– Variable LTI	The initial value of the LTI component recognizes executives for Company and individual performance. However, because such awards are subject to multi-year vesting, their actual payout value will vary based on future fund and Company performance.	LTI awards are granted annually based on performance criteria and are subject to three- or four-year vesting schedules. Designed to align the interests of the Named Executive Officers with public and fund shareholders. Typically granted in a mix of: • 50 percent Janus equity (25 percent restricted stock and 25 percent stock options) • 50 percent Janus mutual fund units
Benefits and Perquisites	Provides executives with health, welfare and retirement benefits.	Benefits and perquisites offered to Named Executive Officers are consistent with those provided to all Janus employees. (See *"Perquisites and Other Benefits"* on page 41)

First Component of Total Compensation – Fixed Compensation

Each Named Executive Officer receives a base salary that provides a minimum, fixed level of cash compensation. Given the uncertain environment, we did not provide salary increases in 2009 to our employees, including our Named Executive Officers. Accordingly, 2009 base salaries for our Named Executive Officers remain unchanged from 2008 base salaries.

Named Executive Officer	Position	Annual Base Salary (in thousands)	
		2009	2008
Timothy K. Armour	Former Interim CEO	$ 500 (1)	–
Gregory A. Frost	Chief Financial Officer	$ 400	$ 400
Jonathan D. Coleman	Co-CIO	$ 500	$ 500
R. Gibson Smith	Co-CIO	$ 500	$ 500
James P. Goff	Director of Research	$ 500	$ 500
Gary D. Black	Former CEO	$ 800 (1)	$ 800

(1) Annualized amount; actual base salary earned in 2009 is reflected in the *"Executive Compensation – Summary Compensation Table"* on page 43.

Second Component of Total Compensation – Variable Compensation

Our Named Executive Officers are covered under one or more of the following two incentive programs:
- **Executive Incentive Program:** Our Company-wide variable compensation program ("Executive Incentive Program") links executives' incentive compensation to Company and individual performance and covers our former Interim CEO (Timothy K. Armour) and our CFO (Gregory A. Frost).
- **Investment Incentive Program:** Our investment-based variable compensation program ("Investment Incentive Program") links investment management professionals' incentive compensation to relative investment performance and the level of Janus-managed assets and assets managed by individual portfolio managers. Our Director of Research (James P. Goff) is covered under the Investment Incentive Program. Our Co-CIOs, Jonathan D. Coleman and R. Gibson Smith, are covered under both the Executive Incentive Program and the Investment Incentive Program.

Our Named Executive Officers' actual variable compensation awards can vary significantly from year to year and from executive to executive based on Company, individual and team performance. After the end of each year and after certifying that the Company achieved the performance-based criteria in accordance with Section 162(m) of the Code (as described in *"Compliance with Section 162(m) and Other Tax Matters"* on page 41), the Committee determines the actual variable compensation payouts (generally excluding the formulaic-based compensation derived from the Investment Incentive Program) based on the final Company Performance Multiplier and each Named Executive Officer's performance against his individual performance criteria.

Variable Compensation Mix

For 2009 performance, the Named Executive Officers' total variable compensation awards were generally split 60 percent cash and 40 percent LTI under our Executive Incentive Program, and 67 percent cash and 33 percent LTI under the Investment Incentive Program (Mr. Goff's awards were split 60 percent cash and 40 percent LTI.) The differences in cash and LTI allocations are primarily determined by the terms of the individual compensation programs and market data from our peer group.

Variable Cash Compensation. The Named Executive Officers' variable cash compensation paid out of the Executive Incentive and Investment Incentive programs is in accordance with the Janus Management Incentive Compensation Plan ("2008 Management Plan"). The 2008 Management Plan was approved by our public shareholders in 2008 and identifies the performance criteria that we can use in setting variable compensation for selected officers and employees. The 2008 Management Plan is important because it permits Janus to deduct performance-based cash compensation over $1 million that is paid to the Named Executive Officers in accordance with the 2008 Management Plan.

Variable LTI Compensation. As determined by the Committee, LTI compensation awards to senior management generally include a mix of restricted stock, stock options and Janus mutual fund units (mutual fund units are granted under the 2005 Amended and Restated Mutual Fund Share Investment Plan ("Mutual Fund Plan")). We believe that the combination of Janus equity and mutual fund units aligns the interests of our Named Executive Officers with those of both our public and fund shareholders. The annual LTI awards granted in 2009 and 2010 are subject to a four-year vesting schedule.

As more fully described in "*Proposal No. 3 – Approval of the Janus 2010 Long Term Incentive Stock Plan*" on page 66, Janus is seeking our shareholders' approval of the Janus 2010 Long Term Incentive Stock Plan (the "2010 LTI Plan"). The proposed 2010 LTI Plan would (i) make available 4,400,000 shares for issuance to our employees and non-employee directors, and (ii) expand the performance criteria available for equity-based awards to qualify as "performance-based compensation" under Section 162(m) of the Code. Approval of the additional shares will provide the Company with an important tool for continuing to provide stock-based awards to eligible employees and non-employee directors to incent them to grow the Company, and to attract and retain key individuals who are essential to the long-term success of the Company. The 2010 LTI Plan can be found under Appendix B. Without the approval of additional shares, Janus will likely increase the percentage of variable compensation awards that are delivered in cash and/or Janus mutual fund units instead of Janus equity.

Investment-based Variable Compensation. Investment-based variable compensation is paid to the Co-CIOs and the Director of Research to recognize their individual investment performance as portfolio managers. The Investment Incentive Program pool is funded based on a percentage of the revenues derived from assets managed by Janus' Denver-based investment personnel ("Janus-managed") and excludes revenues derived from our subsidiaries. Awards under this plan are adjusted up or down based on the investment performance of Janus-managed assets. Awards under the Investment Incentive Program are generally determined quarterly, and are delivered in a combination of cash (paid quarterly with a potential additional award paid annually) and LTI (awarded annually).

2009 COMPANY AND INDIVIDUAL PERFORMANCE MEASURES

2009 Company Performance. As mentioned above, both Company and individual performance have a direct impact on the compensation paid to the Named Executive Officers. Company performance is measured first against Section 162(m) performance-based funding criteria (as described in "*Compliance with Section 162(m) and Other Tax Matters*" on page 41), and secondly against Company financial goals and key strategic objectives to determine the Company Performance Multiplier. In 2009, financial goals were weighted at 40 percent and key strategic objectives were weighted at 60 percent, reflecting the Committee's view that the achievement of financial goals and strategic objectives are both important determinants of shareholder value. Based on their assessment of actual performance, the Committee then determines the funding levels within a range of zero (0) percent to 200 percent of the targeted funding levels. As part of its assessment, the Committee takes into consideration the degree of difficulty in meeting financial goals and strategic objectives, market conditions, our employees' overall efforts or contributions, factors that can impact executive and employee retention, changes in the industry and other extraordinary events.

2009 Company Financial Goals (40 percent weight).   In January 2009, the Committee approved the following financial performance measures for 2009 to be met or exceeded in a difficult market environment that the Company was facing in early 2009:
- Earnings per share of $0.35
- Operating margin of 22 percent
- Break-even long-term net flows
- Earning before interest, taxes, depreciation and amortization ("EBITDA") of $213 million
- Stronger balance sheet
- Completion of at least $40 million in cost reductions

The Company financial goals for 2009 focused on a broader range of objectives, each of which was more specifically defined than those financial goals considered in 2008 when the Committee largely focused on operating margin and long-term net flows. The Committee decided to expand the list of financial metrics used to determine 2009 performance to better represent the overall financial health of the Company.

2009 Company Key Strategic Objectives (60 percent weight).   In January 2009, the Committee approved the following 2009 key strategic objectives and relative weightings:

Category	2009 Key Strategic Objective	Weighting
Investment Performance	Maintain consistent, strong investment performance in Janus-affiliated mutual funds	25%
Product	Leverage and/or expand the product line including the global, fixed income, mathematical and value platforms	15%
Distribution	Expand our institutional, intermediary and international distribution channels	10%
Branding	Strengthen our overall image	5%
Corporate	Continue to enhance the alignment of interests between Janus employees and shareholders	5%

2009 Individual Performance.   In January 2009, the following individual performance objectives were established and approved by the Committee for each Named Executive Officer after considering recommendations from the CEO and Janus' Human Resources department:

Former Interim CEO
Mr. Armour's performance objectives under our Executive Incentive Program included the following: (i) financial goals (e.g., net flows, earnings per share, profit margins); and (ii) key initiatives (e.g., sales, marketing and brand campaigns, investment performance, leadership, teamwork and succession planning).

Chief Financial Officer

Mr. Frost's performance objectives under our Executive Incentive Program included the following: (i) strategic initiatives (e.g., corporate transactions, cost reductions, capital plan management, and leadership of the Finance, Information Technology and Corporate Services departments); and (ii) effectiveness as a member of the Executive Committee (e.g., teamwork and leadership).

Co-CIOs

Our Co-CIOs were paid under two pay programs: our Executive Incentive Program for their responsibilities in managing the investment teams at Janus, and the Investment Incentive Program in connection with their portfolio management duties. Individual performance objectives under our Executive Incentive Program included the following: (i) investment performance; (ii) net long-term flows; (iii) investment team goals (e.g., risk management, leadership, professional development, employee retention, succession planning); and (iv) certain corporate goals (e.g., product launches, sales support, teamwork, leadership and effectiveness as a member of the Executive Committee).

The variable compensation paid to our Co-CIOs under the Investment Incentive Program was based on one-, three- and five-year relative performance as compared to applicable Lipper peer groups (or similar peer group), with the majority weighted toward three- and five-year performance. The Co-CIOs received quarterly compensation payments based on the performance of the portfolios they manage, and were also eligible to receive an annual bonus based on investment-based teamwork, mentoring, sales contributions and client relationship management.

Director of Research

2009 performance objectives for Mr. Goff under our Investment Incentive Program included the following performance criteria: (i) quarterly compensation payments based on the performance of the portfolios he manages; (ii) quarterly compensation payments based on the investment performance of Janus-managed products; and (iii) an annual bonus based on the achievement of key strategic objectives (e.g., net flows into Janus-managed products, continued improvement to the research process, sales support, leadership, recruitment, teamwork, professional development and employee retention).

Former CEO

As previously disclosed, our former CEO, Gary D. Black, received a cash severance payment of $6.8 million, accelerated LTI vesting (company-incurred expense of $5.3 million), and continued welfare benefits for 12 months arising from his termination of employment under his Severance Rights Agreement. Accordingly, he did not receive any variable compensation for 2009 services.

2009 ACTUAL PERFORMANCE USED TO DETERMINE VARIABLE COMPENSATION

2009 Evaluation of Actual Company and Individual Performance. After certifying that the Company achieved its performance-based criteria in accordance with Section 162(m) of the Code (as described below under "*Compliance with Section 162(m) and Other Tax Matters*" on page 41), and reflecting the Company's performance and significant accomplishments during the severe economic downturn, the Committee determined that the Executive Incentive Program's Company Performance Multiplier be set at 71.5 percent, resulting in 2009 funding levels that were ten 10 percent above the 2008 levels and 40 percent below the 2007 levels.

2009 Financial Goals (40 percent weight). Overall financial performance was competitive in comparison to our peer group. The following is our actual financial results as compared to the financial performance goals:
- Earnings/(loss) per share of ($4.55) (target: $.35)
- Operating margin/(loss) of (80 percent) (target: 22 percent)

- $900 million of positive long-term net flows (target: breakeven or $0)
- EBITDA of $248 million (target: $213 million)
- Total debt outstanding was reduced by 30 percent
- $45 million in cost reductions were implemented (target: $40 million)

The Committee took into consideration the financial impact related to the goodwill and intangible impairment charges of $856.7 million, legal settlements of $28.0 million, severance costs associated with the former CEO of $12.1 million and the gain associated with the debt tender of $5.8 million, collectively resulting in a $5.03 per share charge to 2009 earnings. See Appendix C for reconciliation of net loss to EBITDA in compliance with GAAP.

2009 Key Strategic Objectives (60 percent weight).   We made significant progress toward reaching and/or exceeding many of our strategic objectives that should position Janus for future growth as the equity markets continue to improve. Our key accomplishments are more fully described in the *"Introduction"* on page 27.

The Committee used its discretion to determine the Company Performance Multiplier of 71.5 percent. It considered Janus' performance against its financial and key strategic objectives and the key performance challenges that Janus faced (outlined in the "*Introduction*" on page 27), including a decrease in revenues from 2008, INTECH's underperformance, and the impact of the financial market's recovery in the second half of 2009 on Janus' Financial Goals.

After determining the Company Performance Multiplier, the Committee then evaluated the performance of each Named Executive Officer following consultation with the CEO, Janus' Human Resources department and the Committee Consultant. Highlights of each Named Executive Officer's 2009 accomplishments are summarized below. These individual accomplishments were considered when the Committee determined each Named Executive Officer's final variable compensation awards for 2009 that are set forth in the compensation table on page 39.

Timothy K. Armour, Former Interim CEO.   Mr. Armour's leadership and experience enabled the Company to continue to navigate through sustained market challenges, while simultaneously overseeing management of the Company's operations during the Board's search for a permanent CEO. Under Mr. Armour's interim leadership, the Company (i) continued to expand Janus' non-U.S. business, (ii) strengthened its value franchise under the Perkins brand, and (iii) modified succession plans for Executive Committee members and key investment positions.

Gregory A. Frost, Chief Financial Officer.   Mr. Frost successfully led several large corporate transactions including the common stock and convertible senior notes offerings and the subsequent debt tender transaction, adjusted the Company's capital plan to meet the changes in the business environment, and was instrumental in directing the Company's swift response to the market crisis by helping to implement expense management initiatives that yielded $45 million of fixed and discretionary cost savings in 2009. In addition to his responsibilities as the CFO, Mr. Frost oversaw the Information Technology and Corporate Services departments.

Jonathan D. Coleman and R. Gibson Smith as Co-CIOs.   The Co-CIOs oversee the investment teams at JCM and also act as portfolio managers for several funds. Janus continued to deliver strong long-term investment performance as of December 31, 2009, under the Co-CIOs' leadership, with 89 percent, 94 percent and 88 percent of Janus-managed equity mutual funds outperforming peers on a one-, three- and five-year total return basis, respectively.

In 2009, Messrs. Coleman and Smith also provided extensive leadership to the investment team during very turbulent markets. They drove increased investment team stability and significant collaboration between the equity and fixed income teams to broaden the understanding of market trends. Under their leadership, risk management continued to play an essential role in the investment process by monitoring exposure and identifying unintended risk. As a result of their efforts, a significant percentage of Janus-managed mutual funds outperformed their peers. The Co-CIOs also continued to build the Company's regional investment presence and capabilities outside the United States.

- Jonathan D. Coleman as Portfolio Manager. Mr. Coleman's one-year investment performance for the Janus Fund and its equivalents has been at the 36th percentile relative to the Lipper peer groups, with investment performance from PM inception at the 40th percentile relative to the Lipper peer group. Additionally, the assets under Mr. Coleman's management increased 32 percent in 2009.

- R. Gibson Smith as Portfolio Manager. Mr. Smith acts as a portfolio manager for the Janus Balanced Fund, Janus High Yield Fund and the Janus Flexible Bond Fund. All three funds continued to deliver strong long-term investment performance as of December 31, 2009, and are ranked in the top quartile since PM inception. Janus Balanced Fund and Janus Flexible Bond Fund carried five-star overall ratings from Morningstar, and Janus High Yield Fund has a four-star rating. The funds also had strong Lipper rankings as of December 31, 2009: (i) Janus Balanced Fund ranked in the 43rd, 1st and 1st percentile of its Lipper peer group over the one-, three- and five-year time periods, respectively; (ii) Janus Flexible Bond Fund ranked in the 52nd, 6th and 7th percentile of its Lipper peer group over the one-, three- and five-year time periods, respectively; and (iii) Janus High Yield Fund ranked in the 76th, 25th and 17th percentile of its Lipper peer group over the one-, three- and five-year time periods, respectively. Additionally, the assets under Mr. Smith's management increased by 65 percent in 2009.

James P. Goff, Director of Research. As the Director of Research, Mr. Goff oversees the research team and operates as the portfolio manager of the Janus Global Research Fund and Janus Research Fund. These funds had strong Lipper rankings as of December 31, 2009. The Janus Research Fund ranked in the 16th and 17th percentile for the one- and three-year time periods, respectively, and the Janus Global Research Fund ranked in the 12th and 10th percentile for the one- and three-year time periods, respectively. Both funds are ranked in the top quartile since PM inception.

Mr. Goff plays a key role in our ongoing commitment to investment research and performance, and worked closely with the Co-CIOs in leading the investment department in 2009. Mr. Goff successfully recruited several senior analysts, helped prepare and transition several analysts to portfolio manager roles, appointed an Assistant Director of Research to provide additional development support to the analysts and to support Janus' executive succession planning efforts, and leveraged the research portfolio platform to create numerous products.

The following table summarizes the aggregate amounts earned by each of the Named Executive Officers in 2009 (in thousands) based on the above-described assessments made by the Committee, and include LTI awards granted in 2010 for services provided in 2009. *The below table is not a substitute for the complete information required by SEC rules, and amounts shown may not conform to the "Summary Compensation Table" (see page 43) and other tables included within this Proxy Statement, which are presented in accordance with SEC rules.*

Name	Base Salary	Incentive Cash Comp (a)	Restricted Stock (b)	Stock Options (b)	Mutual Fund Units (c)	Dividends, Benefits & Perquisites	Total Annual Comp (d)	Total Comp excluding dividends, benefits & perquisites
Timothy K. Armour	$ 235	$ 1,675	$ 500	–	–	$ 10	$ 2,420	$ 2,410
Gregory A. Frost	$ 400	$ 601	$ 100	$ 100	$ 200	$ 29	$ 1,430	$ 1,401
Jonathan D. Coleman	$ 500	$ 4,304	$ 606	$ 606	$ 1,212	$ 34	$ 7,262	$ 7,228
R. Gibson Smith	$ 500	$ 4,449	$ 624	$ 624	$ 1,247	$ 34	$ 7,478	$ 7,444
James P. Goff	$ 500	$ 3,046	$ 508	$ 508	$ 1,015	$ 31	$ 5,608	$ 5,577

(a) Amounts in the Incentive Cash Compensation column represent the amount earned in 2009, but paid in 2010.

(b) Amounts in the Restricted Stock and Stock Options columns represent the amount of equity-based incentive compensation earned in 2009, but granted in 2010 (except the grant of Mr. Armour's immediately vested restricted stock unit award in 2009).

(c) Amounts in the Mutual Fund Units column represent the amount of non-equity incentive compensation earned in 2009, but granted in 2010.

(d) As more fully described in *"Elements of Total Compensation"* on page 32, compensation derived from the Investment Incentive Program is an important component of the overall compensation paid to the Co-CIOs and the Director of Research, and may cause significant differences in the overall compensation paid to our Named Executive Officers. The columns labeled Incentive Cash Compensation, Restricted Stock, Stock Options, Mutual Fund Units and Total Annual Compensation include the following investment-based compensation paid to the Co-CIOs and Director of Research (in thousands):

Name	Cash	LTI	Total
Jonathan D. Coleman	$ 2,565	$ 1,263	$ 3,828
R. Gibson Smith	$ 2,709	$ 1,335	$ 4,044
James P. Goff	$ 3,046	$ 2,031	$ 5,077

OWNERSHIP GUIDELINES, CLAWBACK AND LTI ADMINISTRATION

Ownership Guidelines. The Committee has established Janus equity and mutual fund ownership guidelines for executive officers of Janus and key employees of Janus affiliates, including those named in the *"Executive Compensation – Summary Compensation Table"* on page 43. All of the Named Executive Officers are expected over time to acquire and hold two times their annual base salary in Janus equity (common stock and in-the-money stock options) and two times their annual base salary in Janus-affiliated mutual funds. With the significant financial market declines and resulting impact on our stock price, the Committee approved the extension of the timeline for meeting the ownership guidelines by two years. All Named Executive Officers currently satisfy, or are on track to satisfy, these ownership guidelines within the expected timeline.

Clawback. Janus' executive compensation policies provide that all LTI compensation awarded to members of our Executive Committee be subject to recovery or "clawback" in the event that there is a material misstatement in Janus' financial statements and such misstatement is found to be caused by such Executive Committee member's active participation, knowing concealment or knowing failure to identify such misstatement (excluding any restatement based on changes to accounting rules or policies). Any LTI award granted to Executive Committee members is subject to recovery by Janus (e.g., by forfeiture of unvested awards or repayment of vested awards) within three years of any such grant. The "clawback" feature supports the accuracy of Janus' financial statements and encourages the senior executives to focus on maintaining accurate books and records and on complying with relevant accounting policies.

LTI Grant Procedures. All LTI awards are granted pursuant to written grant procedures that are designed to ensure compliance with all legal and regulatory requirements. Our practice is to determine the dollar amount of LTI compensation that we want to provide each Named Executive Officer, and then allocate that amount according to the designated LTI mix by (i) granting a number of shares of restricted stock that have a fair market value equal to the dollar amount of designated LTI compensation on the date of grant; (ii) granting a number of stock options that have an exercise or strike price equal to the fair market value on the date of grant, using a Black-Scholes stock option valuation model to calculate the value of each stock option; and (iii) awarding a dollar value for each mutual fund unit award.

EMPLOYMENT AGREEMENTS

None of our Named Executive Officers currently has a formal written employment agreement. However, Messrs. Coleman, Smith and Goff have separate severance rights agreements, and all of our Named Executive Officers have change in control agreements. The severance rights and change in control agreements are more fully described in the sections titled "*Employment Arrangements with Named Executive Officers*" on page 47 and "*Termination and Change in Control Arrangements with Named Executive Officers*" on page 54.

SEVERANCE AND CHANGE IN CONTROL AGREEMENTS

Severance Guidelines.   We believe that Janus should provide reasonable severance benefits to employees whose employment is involuntarily terminated without individual performance issues. Severance benefits provide Janus an opportunity to obtain a release of legal claims and enforce additional covenants (such as non-compete or non-solicitation clauses), which help secure the future performance of Janus. The severance benefits provided to senior management are intended to reflect the fact that it may be difficult for employees to find comparable employment within a short period of time. A description of the severance rights of each Named Executive Officer is outlined in "*Termination and Change in Control Arrangements with Named Executive Officers*" on page 54.

Change in Control.   Change in control benefits for key executives reduce the reluctance that executives may feel when pursuing potential change in control transactions that are in the best interest of Janus' public shareholders, but that may negatively impact their own future employment. Relative to the overall value of Janus, these potential change in control benefits are reasonable and consistent with the general practice among our peers based upon information provided by our Committee Consultant. These benefits are based on a "double trigger" approach and only arise if there is a material negative change to employment arising from, or within two years after, a change in control of Janus. A description of the change in control severance rights of each Named Executive Officer is outlined in "*Termination and Change in Control Arrangements with Named Executive Officers*" on page 54.

PERQUISITES AND OTHER BENEFITS

We annually review the perquisites for Named Executive Officers. In addition to providing the opportunity to participate in the Executive Income Deferral Program (described below) and offering certain change in control protections, we generally provide broad-based perquisites to our executives that are similar to (if not the same as) those offered to other Janus employees. Although some of our competitors may provide their executives with special perquisites, we believe that we can retain top executive and investment talent by providing market competitive total compensation opportunities and welfare and retirement benefits that reward strong individual performance and work experience. Currently, our Named Executive Officers and all other full-time employees participate in the following benefit programs:

- Medical, dental and vision insurance
- Life insurance and short- and long-term disability insurance
- Charitable gift matching by Janus of up to $2,000 per employee per year
- 401(k) contribution match of up to three (3) percent of eligible compensation, vested immediately
- Employer contributions to a profit-sharing plan and an employee stock ownership plan
- Relocation and attorney fee reimbursement, which is grossed up for taxes and is individually negotiated when an employee is hired
- Occasional allowances for business travel and transportation under certain circumstances
- Security or personal protection services arising from his or her role as an executive of Janus as may be necessary from time to time

Janus also offers a tax-deferred compensation program to key executives and directors. Under the Janus Executive Income Deferral Program, the Named Executive Officers and other executives of the Company and its affiliates may elect to defer payment of up to 50 percent of their base salary, all or a portion of their annual or periodic cash bonus (and commissions, if applicable) and all or a portion of any restricted stock or mutual fund unit awards. None of the Named Executive Officers elected to participate in this deferral program in 2009 or 2010.

In connection with reducing Janus' cost for executive travel, Janus limits the reimbursement of expenses related to the use of private aircraft by its Named Executive Officers and other executive officers. An employee who elects to use a private aircraft for Janus business travel (unless under extraordinary circumstances as determined by the Chairman or the CEO) will only be reimbursed at the equivalent cost of a 14-day advance purchase business class airline ticket or comparable fare for domestic flights, or the cost of a first-class airline ticket for international flights (where an international flight is required).

COMPLIANCE WITH SECTION 162(m) AND OTHER TAX MATTERS

Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid in any one fiscal year to a corporation's chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met.

Janus generally structures variable compensation programs to achieve tax deductibility under Section 162(m). To facilitate that objective, the specified performance thresholds for funding under the executive total variable compensation plan must be satisfied before the plan is funded and individual payments are made. For 2009, the Committee established the following Company performance criteria to determine whether or not the variable compensation pool for the Named Executive Officers would be funded: (i) operating margin exceeding 5 percent; or (ii) EBITDA exceeding $50 million. As described under "*2009 Actual Performance Used to Determine Variable Compensation*" on page 36, the Committee certified that such performance criteria were achieved before it determined the amount of any payouts to Named Executive Officers.

The Committee will strive to preserve the deductibility of executive compensation under Section 162(m); however, the Committee reserves the flexibility to take actions that may be based on considerations in addition to tax deductibility. The Committee believes that shareholder interests are best served by allowing the Committee discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses. Accordingly, the Committee may from time to time approve components of compensation for certain officers that are not deductible.

In early 2009, the Committee revised the Company's pay practices related to tax "gross-up" payments. Change in control arrangements with newly eligible officers will no longer provide for tax gross-ups by the Company on excise tax payments triggered by severance payments. As more fully described in the section titled "*Termination and Change in Control Arrangements with Named Executive Officers*" on page 54, change in control agreements executed prior to 2009 provide that if any payment or benefit due and payable under the agreement causes any excise tax imposed by Section 4999 of the Code to become due and payable by an officer, Janus has agreed to pay such impacted executive a "gross-up" payment so that he or she is in the same after-tax position as he or she would have been had the excise tax not been payable. Assuming for purposes of this calculation that the Named Executive Officers' employment was terminated after a change in control of Janus, and Janus' stock price was $13.45 per share (all LTI awards accelerate upon a change in control), Messrs. Timothy K. Armour and R. Gibson Smith are the only Named Executive Officers who, as of December 31, 2009, potentially would have been subject to such excise tax upon a change in control of Janus and subsequent termination of employment. Based on this calculation, Janus would pay approximately an additional $6.7 million in tax gross-ups.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board is primarily responsible for reviewing, approving and overseeing Janus' compensation plans and practices, and works with management and the Committee Consultant to establish Janus' executive compensation philosophy and programs. The Compensation Committee is comprised entirely of independent directors, as defined under our Corporate Governance Guidelines and the NYSE listing standards. The members of the Compensation Committee at the end of the 2009 fiscal year were Jock Patton (Chairman), Paul F. Balser, G. Andrew Cox, Jeffrey J. Diermeier and Robert Skidelsky. In connection with Mr. Armour's appointment as Interim CEO, Mr. Armour stepped down as a member of the Compensation Committee on July 13, 2009 and was re-appointed effective February 2, 2010.

The Compensation Committee has reviewed and discussed the "*Compensation Discussion and Analysis*" section with management. Based upon this review and discussion, the Compensation Committee has recommended to the Board that the "*Compensation Discussion and Analysis*" section be included in this Proxy Statement.

Respectfully,

Members of the Compensation Committee

    Jock Patton, Chairman
    Timothy K. Armour
    Paul F. Balser
    G. Andrew Cox
    Jeffrey J. Diermeier
    Robert Skidelsky

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table contains information about the compensation that Janus paid during 2009, 2008 and 2007 to the Named Executive Officers. These amounts may not conform to the summary table under "*2009 Evaluation of Actual Company and Individual Performance*" on page 36, which provides compensation information differently than the information disclosed in the following table in accordance with SEC guidelines.

Name and Principal Position	Year	Salary ($)	Bonus ($) (2)	Restricted Stock Awards ($) (5)	Option Awards ($) (6)	Non-Equity Incentive Plan Compensation ($) (7)	All Other Compensation ($) (8)	Total ($)
Timothy K. Armour, Former Interim CEO (1)	2009	$ 234,854		$ 500,009	–	$ 1,675,000	$ 9,513	$ 2,419,376
	2008	–		–	–	–	–	–
	2007	–		–	–	–	–	–
Gregory A. Frost, EVP, Chief Financial Officer and Treasurer	2009	$ 400,000	–	$ 113,752	$ 113,750	$ 800,800	$ 29,133	$ 1,457,435
	2008	$ 400,000	–	$ 115,007	$ 115,010	$ 682,500	$ 33,744	$ 1,346,261
	2007	$ 343,177	$ 100,000	$ 260,803	$ 60,800	$ 920,000	$ 39,381	$ 1,724,161
Jonathan D. Coleman, EVP and Co-CIO of JCM	2009	$ 500,000		$ 666,500	$ 666,500	$ 5,516,446	$ 33,752	$ 7,383,198
	2008	$ 500,000		$ 652,010	$ 652,011	$ 5,457,898	$ 34,219	$ 7,296,138
	2007	$ 500,000		$ 448,143	$ 448,129	$ 6,156,691	$ 39,929	$ 7,592,892
R. Gibson Smith, EVP and Co-CIO of JCM	2009	$ 500,000		$ 648,269	$ 648,268	$ 5,695,969	$ 33,514	$ 7,526,020
	2008	$ 500,000		$ 655,314	$ 655,298	$ 5,273,370	$ 33,998	$ 7,117,980
	2007	$ 500,000		$ 266,722	$ 266,725	$ 6,343,712	$ 39,371	$ 7,416,530
James P. Goff, Director of Research of JCM (3)	2009	$ 500,000		$ 338,448	$ 338,446	$ 4,060,685	$ 30,930	$ 5,268,509
	2008	$ 500,000		$ 309,384	$ 309,378	$ 3,073,110	$ 33,683	$ 4,225,555
	2007	–		–	–	–	–	–
Gary D. Black, Former CEO (4)	2009	$ 458,039		$ 747,500	$ 747,500	–	$ 6,880,707	$ 8,833,746
	2008	$ 800,000		–	$ 3,560,006	$ 4,485,000	$ 215,673	$ 9,060,679
	2007	$ 800,000		$ 855,002	$ 855,001	$ 5,340,000	$ 42,233	$ 7,892,236

(1) Mr. Armour assumed the role of Interim CEO beginning on July 13, 2009. Mr. Armour stepped down from his role as Interim CEO on February 1, 2010. Compensation related to Mr. Armour's service as a member of the Board is included in *"Director Compensation"* on page 16.

(2) Mr. Frost assumed the role of Chief Financial Officer beginning on March 3, 2007, and was granted a $100,000 promotion bonus.

(3) Mr. Goff assumed his role as a member of the Executive Committee on July 1, 2008.

(4) Mr. Black terminated his employment and directorship with the Company on July 13, 2009.

(5) Amounts shown represent the restricted stock granted in the current year for services provided in the prior year. The value of each restricted stock award is determined by multiplying the fair market value of our common stock on the grant date (the average of the high and low trading prices on the grant date) by the number of shares granted.

(6) Amounts shown represent stock options granted in the current year for services provided in the prior year. The dollar value of stock option awards was determined with the Black-Scholes option pricing model utilizing assumptions discussed in Note 13 to Janus' financial statements for the year ended December 31, 2009, included in our Annual Report on Form 10-K.

"Summary Compensation Table" footnotes (continued):

(7) The amounts shown represent compensation earned under the variable compensation plans in accordance with the achievement of predetermined performance goals as certified by the Compensation Committee. Compensation under these plans includes mutual fund share unit awards, which are deferred under a deferred compensation arrangement that is based on the performance of selected Janus-affiliated mutual funds.

The amounts set forth in the Non-Equity Incentive Plan Compensation column include the following:

Name	Year	Executive Incentive Program	Investment Incentive Program	Mutual Fund Unit Awards	Total
Timothy K. Armour	2009	$ 1,675,000	–	–	$ 1,675,000
	2008	–	–	–	–
	2007	–	–	–	–
Gregory A. Frost	2009	$ 600,600	–	$ 200,200	$ 800,800
	2008	$ 455,000	–	$ 227,500	$ 682,500
	2007	$ 690,000	–	$ 230,000	$ 920,000
Jonathan D. Coleman	2009	$ 1,740,000	$ 2,564,813	$ 1,211,633	$ 5,516,446
	2008	$ 1,250,000	$ 2,874,900	$ 1,332,998	$ 5,457,898
	2007	$ 2,100,000	$ 2,752,674	$ 1,304,017	$ 6,156,691
R. Gibson Smith	2009	$ 1,740,000	$ 2,708,861	$ 1,247,108	$ 5,695,969
	2008	$ 1,250,000	$ 2,726,836	$ 1,296,534	$ 5,273,370
	2007	$ 2,100,000	$ 2,933,122	$ 1,310,590	$ 6,343,712
James P. Goff	2009	–	$ 3,045,514	$ 1,015,171	$ 4,060,685
	2008	–	$ 2,396,219	$ 676,891	$ 3,073,110
	2007	–	–	–	–
Gary D. Black	2009	–	–	–	–
	2008	$ 2,990,000	–	$ 1,495,000	$ 4,485,000
	2007	$ 5,340,000	–	–	$ 5,340,000

"Summary Compensation Table" footnotes (continued):

(8) The amounts shown include the following:

Name	Year	ESOP Contributions (a)	Profit Sharing Contributions (a)	401(k) Contributions	Group Term Life Insurance Premiums (b)	Health Insurance Premiums (c)	Cash Dividends on Unvested Restricted Stock	Other (d)	Total
Timothy K. Armour	2009	–	–	$ 3,523	$ 1,038	$ 4,952	–	–	$ 9,513
	2008	–	–	–	–	–	–	–	–
	2007	–	–	–	–	–	–	–	–
Gregory A. Frost	2009	$ 4,900	$ 4,900	$ 3,675	$ 2,255	$ 12,401	$ 1,002	–	$ 29,133
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,545	$ 12,401	$ 398	–	$ 33,744
	2007	$ 8,550	$ 8,550	$ 6,750	$ 2,400	$ 12,557	$ 574	–	$ 39,381
Jonathan D. Coleman	2009	$ 4,900	$ 4,900	$ 3,675	$ 2,490	$ 11,885	$ 5,902	–	$ 33,752
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,820	$ 11,531	$ 1,468	–	$ 34,219
	2007	$ 8,550	$ 8,550	$ 6,750	$ 2,820	$ 12,096	$ 1,163	–	$ 39,929
R. Gibson Smith	2009	$ 4,900	$ 4,900	$ 3,675	$ 2,490	$ 11,885	$ 5,664	–	$ 33,514
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,820	$ 11,531	$ 1,247	–	$ 33,998
	2007	$ 8,550	$ 8,550	$ 6,750	$ 2,820	$ 12,096	$ 605	–	$ 39,371
James P. Goff	2009	$ 4,900	$ 4,900	$ 3,675	$ 2,490	$ 11,885	$ 3,080	–	$ 30,930
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,820	$ 11,531	$ 932	–	$ 33,683
	2007	–	–	–	–	–	–	–	–
Gary D. Black	2009	–	–	$ 3,675	$ 2,003	$ 13,920	$ 6,109	$ 6,855,000	$ 6,880,707
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,880	$ 11,531	$ 1,192	$ 181,670	$ 215,673
	2007	$ 8,550	$ 8,550	$ 6,750	$ 2,880	$ 12,096	$ 3,407	–	$ 42,233

(a) Amounts shown represent ESOP and profit-sharing contributions earned in the current year and paid in the following year.

(b) Includes benefits available to all employees and those benefits available specifically for the officers. The amount presented in the 2009 Proxy Statement included only the portion available specifically for the benefit of the officers.

(c) Health insurance benefits are generally available to all employees.

(d) Represents cash severance and legal fees paid upon Mr. Black's resignation in 2009 as well as personal protection services provided to Mr. Black and his family during his role as CEO in 2008.

GRANTS OF PLAN-BASED AWARDS IN 2009

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan			Estimated Future Payouts Under Equity Incentive Plan (4)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (5)	Exercise or Base Price of Option Awards ($/Sh) (6)	Closing Market Price on Grant Date ($)	Grant Date Fair Market Value of Stock and Option Awards ($) (7)
		Threshold ($)	Target ($)	Maximum ($) (8)	Threshold (#)	Target (#)	Maximum (#)					
Timothy K. Armour	7/24/09	–	–	–	–	–	–	39,155				$ 500,009
	7/13/09		$ 1,675,000 (1)									
Gregory A. Frost	1/30/09	–	–	–	–	21,382	–	–				$ 113,752
	1/30/09								47,199	$ 5.32	$ 5.25	$ 113,750
												$ 227,502
	1/19/09		$ 600,600 (1)									
	2/5/10		$ 200,200 (2)									
Jonathan D. Coleman	1/30/09	–	–	–	–	125,282	–	–				$ 666,500
	1/30/09								276,556	$ 5.32	$ 5.25	$ 666,500
												$ 1,333,000
	1/1/09		$ 2,564,813 (1)									
	1/19/09		$ 1,740,000 (1)									
	2/5/10		$ 1,211,633 (2)									
R. Gibson Smith	1/30/09	–	–	–	–	121,855	–	–				$ 648,269
	1/30/09								268,991	$ 5.32	$ 5.25	$ 648,268
												$ 1,296,537
	1/1/09		$ 2,708,861 (1)									
	1/19/09		$ 1,740,000 (1)									
	2/5/10		$ 1,247,108 (2)									
James P. Goff	1/30/09	–	–	–	–	63,618	–	–				$ 338,448
	1/30/09								140,434	$ 5.32	$ 5.25	$ 338,446
												$ 676,894
	1/1/09		$ 3,045,514 (1)									
	2/5/10		$ 1,015,171 (2)									
Gary D. Black (3)	1/30/09	–	–	–	–	140,508	–	–				$ 747,503
	1/30/09								310,166	$ 5.32	$ 5.25	$ 747,500
												$ 1,495,003

(1) Represents variable cash compensation earned in 2009 but paid in 2010 under the Investment Incentive Program or under the Executive Incentive Program. The Investment Incentive Program for Messrs. Coleman, Smith and Goff (a portion of which is paid quarterly) had a performance period beginning January 1, 2009. The Executive Incentive Program had a performance period beginning January 19, 2009.

(2) Represents mutual fund unit awards earned in 2009 but granted during 2010. Mutual fund units are awarded based on the performance of selected Janus-affiliated mutual funds. The target shown is the full amount of each award. The awards ratably vest over four years. The vesting of all awards would accelerate upon a change in control of Janus.

(3) Due to Mr. Black's separation from Janus on July 13, 2009, he was not paid or granted any variable cash or mutual fund unit awards under the Executive Incentive Program for services in 2009.

(4) Represents shares of restricted stock granted during 2009. The awards ratably vest over four years. The vesting for all awards would accelerate upon a change in control of Janus, and in the case of Mr. Black, upon termination of employment without cause or for good reason by Mr. Black (which occurred in connection with his departure on July 13, 2009). Each unvested share of restricted stock held by an executive is entitled to cash dividends declared on Janus common stock, which historically has been at the annual rate of $0.04 per share, and such shares also include the right to vote. This dividend payment is included within "*All Other Compensation*" on the "*Summary Compensation Table*" on page 43.

"Grants of Plan-Based Awards in 2009" footnotes (continued):

(5) Represents stock option awards granted during 2009. The awards ratably vest over four years. The dollar value of stock option awards on the date of grant was determined with the Black-Scholes option pricing model utilizing assumptions discussed in Note 13 to Janus' financial statements for the year ended December 31, 2009, included in our Annual Report on Form 10-K. The vesting for all awards would accelerate upon a change in control of Janus, and in the case of Mr. Black, also upon termination of employment without cause or for good reason by Mr. Black (which occurred in connection with his departure on July 13, 2009).

(6) Pursuant to the terms of Janus' 2005 Long Term Incentive Stock Plan ("2005 LTI Plan"), under which all restricted stock and stock option awards described above were granted, the grant price for restricted stock and the exercise price for each stock option is determined based on the average of the high and low trading prices on the date of grant.

(7) Represents the fair market value of the awards on grant date, as measured by the Black-Scholes option pricing model.

(8) As the future payout for mutual fund unit awards is dependent on the performance of the underlying Janus-affiliated mutual funds selected by the recipient, it is not possible to determine a maximum amount.

EMPLOYMENT ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

Timothy K. Armour – Employment Arrangement with Our Former Interim CEO

Although Janus did not have a formal written employment agreement with Mr. Armour, he and Janus agreed to certain terms for his service as Interim CEO. The following outlines his overall 2009 compensation structure:

- Base Salary: $500,000, payable semi-monthly
- Cash Bonus Incentive Target: $2,500,000, payable annually

Mr. Armour was also entitled to all health, welfare and retirement benefits offered to other senior executives of the Company, and Janus provided temporary housing. The Company will continue Mr. Armour's medical, dental and vision benefits for a period of five years following his service as Interim CEO.

The actual cash bonus payment could have been less than or greater than the target amount and was prorated based on the time Mr. Armour served as Interim CEO. The cash bonus payment was subject to approval by the Compensation Committee and the achievement of performance criteria established by the Compensation Committee in compliance with Section 162(m) of the Code.

On July 24, 2009, Mr. Armour was also granted an immediately vested restricted stock unit award in the amount of $500,000 (39,155 shares) under the Company's Amended and Restated 2004 Employment Inducement Award Plan ("EIA Plan"). This award was previously announced with a press release on August 6, 2009, in accordance with the NYSE rules.

Gregory A. Frost – Employment Arrangement with Our Chief Financial Officer

Although Janus does not have a formal written employment agreement with Mr. Frost, he and Janus have agreed to certain terms for his continued employment. The following outlines his overall 2009 compensation structure:

- Base Salary: $400,000, payable semi-monthly
- Cash Bonus Incentive Target: $546,000, payable annually
- LTI Award Target: $364,000, granted annually

Mr. Frost is also entitled to all welfare and retirement benefits offered to our other senior executives. As with all Named Executive Officers, actual payments to Mr. Frost may be less than or greater than the target amount as determined by the Compensation Committee and are subject to achievement of performance criteria in compliance with Section 162(m) of the Code.

Under the terms of his LTI awards granted since February 2006, for a period of one year after his termination of employment, Mr. Frost has agreed not to (i) interfere with any relationship between Janus or any of its affiliates (individually, a "Janus Entity"), and any of their employees, consultants, agents or representatives; (ii) employ or attempt to employ or engage on behalf of any competitive business any employee, consultant, agent or representative of a Janus Entity, or any such person who was so employed or engaged within the six-month period immediately preceding Mr. Frost's termination; (iii) solicit any investment advisory or investment management client of a Janus Entity, to which a Janus Entity rendered services during the six-month period immediately preceding Mr. Frost's termination; or (iv) divert or attempt to divert from a Janus Entity any business in which a Janus Entity has been actively engaged. *As these restrictions are similar to those of other Named Executive Officers, such restrictions will be referred to as the "Non-Solicitation Obligations" in this Proxy Statement.*

As more fully described under the section titled "*Termination and Change in Control Arrangements with Named Executive Officers*" on page 54, Mr. Frost has certain severance rights upon a change in control of Janus.

Jonathan D. Coleman and R. Gibson Smith – Employment Arrangements with Our Co-CIOs

Mr. Coleman is employed by Janus as an equity portfolio manager, and Mr. Smith is employed by Janus as a fixed-income portfolio manager. Since November 6, 2006, Messrs. Coleman and Smith have also served as Co-CIOs for JCM, a subsidiary of Janus. Messrs. Coleman and Smith are responsible for the day-to-day oversight of the investment team and investment process and are members of Janus' Executive Committee, while maintaining their respective portfolio management responsibilities. As more fully described under the section titled "*Termination and Change in Control Arrangements with Named Executive Officers*," their prior employment agreements were replaced with severance rights agreements as of January 1, 2009. Their current compensation arrangement with Janus is summarized below:

Base Salary.   Messrs. Coleman and Smith each receive an annual base salary of $500,000.

Co-CIO Compensation.   As compensation for each of their services as Co-CIO and portfolio manager, Messrs. Coleman and Smith are eligible for variable compensation consisting of cash and LTI awards. All variable compensation for Messrs. Coleman and Smith is subject to the attainment of performance-based criteria necessary to obtain deductibility under Section 162(m) of the Code. With respect to the variable compensation arising from their role as Co-CIO, 50 percent is based on overall Janus-managed investment performance, 15 percent on Janus-managed net long-term flows, 22 percent on investment team leadership factors and 13 percent on overall corporate leadership factors. For each of them, the Co-CIO compensation target was $2,275,000 for 2009.

Portfolio Manager Compensation. Compensation for Messrs. Coleman's and Smith's portfolio management duties is based on the current portfolio manager compensation plan (subject to the attainment of performance-based criteria in accordance with Section 162(m) of the Code). For 2009, their portfolio manager compensation was primarily based on the performance of the funds and portfolios that they manage ("Managed Funds"), with additional compensation available from a bonus pool that is subject to the attainment of performance-based criteria in accordance with Section 162(m) of the Code. Aggregate compensation derived from the Managed Funds' performance is calculated based upon a percentage of the total revenue received from the Managed Funds adjusted to reflect the actual performance of such Managed Funds. Actual performance is calculated on the Managed Funds' aggregate asset-weighted Lipper peer group performance ranking on a one-, three- and five-year rolling period basis, with a predominant weighting on the Managed Funds' performance in the three- and five-year periods.

Messrs. Coleman and Smith are also eligible to participate in a portfolio manager bonus pool. The size of the portfolio manager bonus pool fluctuates depending on both the revenue derived from Janus-managed assets (excluding assets managed by subadvisers) and the investment performance of such Janus-managed assets. Subject to the attainment of performance-based criteria in accordance with Section 162(m) of the Code, any compensation from the portfolio manager bonus pool is then allocated to Messrs. Coleman and Smith and the other eligible participants at the discretion of Janus based upon (i) teamwork and support of team culture, (ii) mentoring of analysts, (iii) contributions to the sales process, and (iv) client relationships.

Messrs. Coleman and Smith are also eligible to participate in all incentive, welfare, insurance, savings and retirement plans, fringe benefits and expense reimbursement policies on terms no less favorable than for other senior executives. Under the terms of their severance rights agreements, for a period of one year after termination of employment, each of Messrs. Coleman and Smith agreed to restrictive covenants similar to the Non-Solicitation Obligations described in "*Gregory A. Frost – Employment Arrangement with Our Chief Financial Officer*" on page 48.

James P. Goff – Employment Arrangement with Our Director of Research

Although Janus does not have a formal written employment agreement with Mr. Goff, he and Janus have agreed to certain terms for his continued employment. The following outlines his overall 2009 compensation structure:

- Base Salary: $500,000, payable semi-monthly
- Cash Bonus Incentive Target: $2,100,000, payable quarterly and annually
- LTI Award Target: $1,400,000, granted annually

Subject to the attainment of performance-based criteria in accordance with Section 162(m) of the Code, compensation for Mr. Goff's portfolio management and Director of Research duties is based on the following performance criteria: (i) firm investment performance; (ii) long-term net asset flows into all Janus-managed equity and fixed income products; (iii) asset-weighted percentile rank of all Janus research portfolios; and (iv) strategic objectives related to retention and development of the analyst team, teamwork and support of team culture, contributions to the sales process and client relationships.

Mr. Goff is also entitled to all welfare and retirement benefits offered to our other senior executives. As with all applicable Named Executive Officers, actual payments to Mr. Goff may be less than or greater than the target amount as determined by the Compensation Committee and subject to achievement of performance criteria in compliance with Section 162(m) of the Code.

As more fully described in *"Termination and Change in Control Arrangements with Named Executive Officers"* on page 54, Mr. Goff has certain severance and change in control rights, and for a period of one year after termination of employment, Mr. Goff agreed to restrictive covenants similar to the Non-Solicitation Obligations described under the above subsection titled *"Gregory A. Frost – Employment Arrangement with Our Chief Financial Officer"* on page 48.

Gary D. Black – Our Former CEO

Mr. Black terminated his employment with Janus on July 13, 2009, and therefore no employment arrangement currently exists.

EQUITY AND OTHER INCENTIVE COMPENSATION ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

Stock option and restricted stock grants set forth in the *"Executive Compensation – Summary Compensation Table"* were granted pursuant to the terms of Janus' 1998 Plan, 2005 LTI Plan and 2004 Employment Inducement Award Plan ("EIA Plan"). The 2005 LTI Plan replaced the 1998 Plan now that the authorized shares under the 1998 Plan have been depleted. As more fully described in *"Proposal No. 3 – Approval of the Janus 2010 Long Term Incentive Stock Plan"* on page 66, Janus is seeking our shareholders' approval of a new long term incentive stock plan with the following two primary purposes: (i) make available an additional 4,400,000 shares for issuance to our employees and non-employee directors, and (ii) permit the equity-based awards granted under the 2010 LTI Plan to qualify as "performance-based compensation" under Section 162(m) of the Code.

Stock Options. The 2007 stock option awards set forth in the *"Summary Compensation Table"* on page 43 have been granted with ratable vesting schedules of four years and are subject to accelerated vesting of up to 50 percent per year if certain financial performance criteria based on earnings-per-share growth are met. Based upon 2009 financial results, the 2007 awards did not meet the performance criteria and will not vest in 2010. Stock option awards granted in 2008 were subject to a ratable three-year vesting schedule with no performance-based vesting acceleration provision, and stock option awards granted in 2009 and 2010 are subject to a four-year ratable vesting schedule with no performance-based vesting acceleration provision. Additionally, the vesting of the stock option awards accelerates if the executive dies, becomes disabled, meets our service requirement of 55 years of age and 10 years of service (and terminates employment), or upon a change in control of Janus.

Restricted Stock. The 2007 restricted stock awards for Messrs. Black, Frost, Coleman and Smith (as set forth in the above *"Summary Compensation Table"* on page 43), are subject to a performance-based vesting schedule and vest annually at a rate up to 50 percent of the total shares granted, depending on the level of achievement of specified performance goals that are based on earnings-per-share growth. Based upon 2009 financial results, the 2007 awards did not meet the performance criteria and will not vest in 2010. Restricted stock awards granted in 2008 are subject to a three-year ratable vesting schedule with no performance-based vesting acceleration provisions, and restricted stock awards granted in 2009 and 2010 are subject to a four-year ratable vesting schedule with no performance-based vesting acceleration provisions. Additionally, the vesting of restricted stock awards accelerate if the executive dies, becomes disabled, meets our service requirement of 55 years of age and 10 years of service (and terminates employment), or upon a change in control of Janus. Each unvested share of restricted stock held by an executive is entitled to cash dividends declared on Janus common stock, which historically has been at the annual rate of $0.04 per share, and such unvested shares also include the right to vote. This dividend payment is included within the *"All Other Compensation"* column of the *"Summary Compensation Table"* on page 43.

OUTSTANDING EQUITY AWARDS AT 2009 YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Timothy K. Armour	–	–	–	–	–	–	–	–
Gregory A. Frost	–	47,199 (2)	$ 5.32	2/1/16	–	–	–	–
	3,788	7,690 (3)	$ 27.54	2/1/15	–	–	–	–
	6,062	2,599 (4)	$ 21.01	2/1/14	–	–	–	–
	10,326 (5)	–	$ 21.57	2/12/13	–	–	–	–
	13,762 (6)	–	$ 14.39	2/3/15	–	–	–	–
	20,031 (8)	–	$ 16.24	2/3/14	–	–	–	–
	8,757 (9)	–	$ 14.37	5/7/13	–	–	–	–
	2,225 (10)	–	$ 14.37	5/7/13	–	–	–	–
	2,111 (11)	–	$ 25.71	1/27/12	–	–	–	–
					869 (12)	$ 11,688	24,180	$ 325,221
Jonathan D. Coleman	–	276,556 (2)	$ 5.32	2/1/16	–	–	–	–
	21,473	43,598 (3)	$ 27.54	2/1/15	–	–	–	–
	44,685	19,151 (4)	$ 21.01	2/1/14				
	43,121 (5)	–	$ 21.57	2/12/13	–	–	–	–
	90,091 (8)	–	$ 16.24	2/3/14	–	–	–	–
	145,338 (10)	–	$ 14.37	5/7/13	–	–	–	–
	23,290 (11)	–	$ 25.71	1/27/12	–	–	–	–
					–	$ –	147,543	$ 1,984,453
R. Gibson Smith	–	268,991 (2)	$ 5.32	2/1/16	–	–	–	–
	21,582	43,817 (3)	$ 27.54	2/1/15	–	–	–	–
	26,596	11,399 (4)	$ 21.01	2/1/14				
	13,566 (5)	–	$ 21.57	2/12/13	–	–	–	–
	135,136 (8)	–	$ 16.24	2/3/14	–	–	–	–
	38,757 (9)	–	$ 14.37	5/7/13	–	–	–	–
	4,370 (10)	–	$ 14.37	5/7/13	–	–	–	–
					–	$ –	141,607	$ 1,904,614
James P. Goff	–	140,434 (2)	$ 5.32	2/1/16	–	–	–	–
	10,189	20,687 (3)	$ 27.54	2/1/15	–	–	–	–
	40,924	17,539 (4)	$ 21.01	2/1/14	–	–	–	–
	44,052 (5)	–	$ 21.57	2/12/13	–	–	–	–
	105,106 (8)	–	$ 16.24	2/3/14	–	–	–	–
	26,593 (11)	–	$ 25.71	1/27/12	–	–	–	–
					5,861 (12)	$ 78,830	71,145	$ 956,900
Gary D. Black	310,166 (2)	–	$ 5.32	2/1/16	–	–	–	–
	355,920 (3)	–	$ 27.54	2/1/15	–	–	–	–
	121,795 (4)	–	$ 21.01	2/1/14	–	–	–	–
	93,024 (5)	–	$ 21.57	2/12/13	–	–	–	–
	122,312 (6)	–	$ 14.39	2/3/15	–	–	–	–
	1,125,176 (7)	–	$ 15.48	4/25/14	–	–	–	–
					–	–	–	–

"Outstanding Equity Awards at 2009 Year-End" footnotes:

(1) Represents total unvested restricted stock awards as of December 31, 2009. A portion of the awards is subject to a ratable four-year vesting schedule, a portion of the awards is subject to a three-year ratable vesting schedule, with the remaining portions subject to a performance-based vesting schedule in order to comply with Section 162(m) of the Code and will vest annually at a rate of 0 percent to 50 percent of the total shares granted depending on the level of achievement of specified performance goals. The vesting on all awards would accelerate upon a change in control of Janus, and in the case of Mr. Black, upon termination of employment without cause or for good reason by Mr. Black (which occurred in connection with his departure on July 13, 2009).

(2) Stock options granted on January 30, 2009, with the following material terms: (i) subject to a four-year ratable vesting schedule and (ii) acceleration of vesting upon a change in control of Janus and, in the case of Mr. Black, upon termination of employment without cause or for good reason by Mr. Black (which occurred in connection with his departure on July 13, 2009).

(3) Stock options granted on February 1, 2008, with the following material terms: (i) subject to a three-year ratable vesting schedule and (ii) acceleration of vesting upon a change in control of Janus and, in the case of Mr. Black, upon termination of employment without cause or for good reason by Mr. Black (which occurred in connection with his departure on July 13, 2009).

(4) Stock options granted on February 2, 2007, with the following material terms: (i) performance-based vesting that, if met, would trigger vesting at between 25 percent and 50 percent of the total award; and (ii) acceleration of vesting upon a change in control of Janus and, in the case of Mr. Black, upon termination of employment without cause or for good reason by Mr. Black (which occurred in connection with his departure on July 13, 2009). Vesting of the total stock options granted were 25 percent and 45 percent during 2009 and 2008, respectively. Based upon 2009 financial results, the performance criteria were not met and will not vest in 2010.

(5) Stock options granted on February 13, 2006, with the following material terms: (i) performance-based vesting that, if met, would trigger vesting at between 25 percent and 50 percent of the award; and (ii) acceleration of vesting upon a change in control of Janus and, in the case of Mr. Black, upon termination of employment without cause or for good reason by Mr. Black (which occurred in connection with his departure on July 13, 2009). Vesting of the total stock options granted were 10 percent, 50 percent and 40 percent during 2009, 2008 and 2007, respectively.

(6) Stock options granted on February 4, 2005, with the following material terms: (i) performance-based vesting that, if met, would trigger vesting at between 25 percent and 50 percent of the total award; and (ii) acceleration of vesting upon a change in control of Janus. Vesting of the total stock options granted were 35 percent, 40 percent, and 25 percent during 2008, 2007 and 2006, respectively.

(7) Stock options granted on April 26, 2004, with ratable vesting over three years beginning in January 2005, and acceleration of vesting upon termination of employment by Janus (other than for cause) or upon a change in control of Janus.

(8) Stock options granted on February 4, 2004, with ratable vesting over three years beginning in December 2004, and acceleration of vesting upon termination of employment by Janus (other than for cause) or upon a change in control of Janus.

(9) Stock options granted on May 8, 2003, with ratable vesting over three years beginning in May 2004, and acceleration of vesting upon termination of employment of Janus (other than for cause) or upon a change in control of Janus.

(10) Stock options granted on May 8, 2003, with ratable vesting over five years beginning in May 2004, and acceleration of vesting upon termination of employment by Janus (other than for cause) or upon a change in control of Janus.

(11) Stock options granted on January 28, 2002, with ratable vesting over five years beginning in January 2003, and acceleration of vesting upon termination of employment by Janus (other than for cause) or upon a change in control of Janus.

(12) Represents total unvested restricted stock awards as of December 31, 2009. A portion of the awards is subject to a three-year ratable vesting schedule, with the remaining portion subject to performance-based vesting that, if met, would trigger vesting at between 25 percent and 50 percent of the total award, and full acceleration of vesting upon a change in control of Janus.

2009 OPTION EXERCISES AND RESTRICTED STOCK VESTED				
	Option Awards		Restricted Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) (1)**
Timothy K. Armour	–	–	39,155	$ 500,009
Gregory A. Frost	–	–	6,294	$ 33,075
Jonathan D. Coleman	–	–	14,436	$ 75,861
R. Gibson Smith	–	–	11,432	$ 60,075
James P. Goff	–	–	9,908	$ 52,067
Gary D. Black	–	–	170,306	$ 1,958,632

(1) The value of each restricted stock award was calculated by multiplying the fair market value (the average of the high and low trading prices on the vesting date) of the Company's common stock on the vesting date by the number of shares that vested.

PENSION BENEFITS

None of our Named Executive Officers participates in or has benefits accrued under any qualified or non-qualified defined benefit plan sponsored by Janus.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2009

Name	**Executive Contributions in Last FY ($)**	**Registrant Contributions in Last FY ($) (2)**	**Aggregate Earnings in Last FY ($) (3)**	**Aggregate Withdrawals/ Distributions ($) (4)**	**Aggregate Balance at Last FYE ($) (5)**
Timothy K. Armour (1)	–	–	–	–	–
Gregory A. Frost	–	$ 227,500	$ 54,762	($ 191,042)	$ 414,620
Jonathan D. Coleman	–	$ 1,332,998	$ 419,522	($ 433,501)	$ 2,495,195
R. Gibson Smith	–	$ 1,296,534	$ 272,607	($ 801,840)	$ 3,493,345
James P. Goff	–	$ 676,891	$ 457,671	($ 284,063)	$ 1,567,774
Gary D. Black	–	$ 1,495,000	$ 19,019	($ 1,949,792)	–

(1) Mr. Amour has deferred directors' fees under the Director Deferred Fee Plan, as referred to in "*Director Compensation*" on page 16.

(2) Represents the mutual fund unit awards earned by the Named Executive Officer in respect of 2008 performance but paid in 2009 under the Mutual Fund Plan. The amounts shown were included in total compensation for 2008 in accordance with the SEC disclosure rules and were disclosed in the "*Non-Equity Incentive Plan Compensation*" column of the "*Summary Compensation Table*" on page 43 of the Company's 2009 Proxy Statement.

(3) Includes the market value change in 2009 of previously deferred compensation and mutual fund unit awards. As the only participant in the Company's Income Deferral Program, Mr. Smith's amount includes $259,923 in such program, with the remaining balance representing his mutual fund unit awards.

(4) Represents the vesting of previously granted mutual fund unit awards. As described in the narrative disclosure below titled "*Mutual Fund Unit Awards*," mutual fund unit awards are paid in cash upon vesting and then applied to the purchase of actual shares in the Janus mutual funds elected by the participant.

(5) Represents the current value of outstanding, unvested mutual fund unit awards. As described in the footnotes above, an amount equal to the grant value of each grant of a mutual fund unit award is included in the "*Summary Compensation Table*" on page 43 at the time of grant. Therefore, the aggregate balances as of December 31, 2009, set forth in this table that are attributable to mutual fund unit awards represent previously disclosed compensation (as adjusted for earnings and losses) as opposed to additional compensation.

Mutual Fund Unit Awards. The Mutual Fund Plan is designed to grant eligible employees LTI awards in the form of cash compensation that is subject to a vesting schedule and credited with income, gains and losses based on the performance of the Janus mutual fund investments selected by the participant from a list of Janus-designated mutual funds. Once vested, the net cash proceeds are used to purchase shares of the Janus mutual funds selected by the participant (or the Janus Money Market Fund if such mutual fund is not available). Awards under the Mutual Fund Plan granted to our Named Executive Officers are set forth in the "Non-Equity Incentive Plan Compensation" column of the "*Summary Compensation Table*" on page 43. Awards made under the Mutual Fund Plan prior to 2008 were generally granted with a ratable vesting schedule of four years, subject to accelerated vesting of up to 50 percent if certain financial performance criteria are achieved (based upon 2009 financial results, the 2007 awards did not meet the performance criteria and did not vest in 2010). Awards made under the Mutual Fund Plan in 2008 were granted with a ratable vesting schedule of three years. Awards made under the Mutual Fund Plan in 2009 and 2010 have been granted with a four-year ratable vesting schedule. The vesting of all mutual fund unit awards will accelerate if the executive dies, becomes disabled, meets our service requirement of 55 years of age and 10 years of service, or upon a change in control of Janus. Upon vesting, participants receive the value of the award adjusted for earnings or losses attributed to the mutual funds to which the award was indexed, subject to legally required tax withholding.

Executive Income Deferral Program. Under the Executive Income Deferral Program, the Named Executive Officers and other executives of the Company and its affiliates may elect to defer payment of up to 50 percent of their base salary, all or a portion of their annual cash bonus (and commissions, if applicable), and all or a portion of their restricted stock awards. All compensation deferred under this program is credited during the deferred period with the gains and losses of certain Janus-affiliated mutual funds selected by the participant, and all restricted stock awards deferred will convert into restricted stock units. A participant's interest in the deferred compensation is payable in a single payment or in installments upon a specified date (at least two years after the deferral), separation from service or retirement. None of our Named Executive Officers elected to participate in this program in 2009, and only Mr. Smith has account balances in the Executive Income Deferral Program.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

In addition to the rights and benefits described below for each of our Named Executive Officers, all of their current LTI awards will fully vest in the event of a change in control of Janus Capital Group Inc. and the Named Executive Officers will be entitled to the deferred compensation benefits described in "*Non-Qualified Deferred Compensation for 2009*" on page 53 (as well as any other payments or benefits provided to salaried employees generally).

Timothy K. Armour

Termination by Janus (Other Than for Cause) Prior to or Following a Change in Control

During his tenure as Interim CEO (which ended February 1, 2010), Mr. Armour was not a party to a written severance agreement covering employment terminations. However, Janus has implemented certain severance guidelines to assist in determining the approximate range of severance benefits for Mr. Armour and other employees. To be eligible to receive any severance under the guidelines, Janus would have required that Mr. Armour execute a comprehensive legal release, which would have included a 12-month non-solicitation and non-interference covenant relating to employees and clients, and a general non-disparagement covenant. If his termination had been the result of individual material performance problems, our Company guidelines state that Mr. Armour would only have been provided two weeks of base salary in lieu of a two-week notice. No other benefits would have been provided except as required by law. If there had been an involuntary termination of Mr. Armour without material performance problems (such as reductions in force (layoffs) or the elimination of his position), Mr. Armour would have received the following severance benefits:

Lump Sum Salary Payment:	Payment equal to 12 to 15 months of salary
Cash Bonus:	Pro-rata bonus payment
401(k), Profit Sharing and ESOP Plan ("Janus 401(k) Plan"):	100% vesting of Company contributions
Medical Benefits:	Benefits provided for 5 years on a Company-paid basis
Outplacement Services:	9 to 12 months of services

Termination for Death, Disability or Retirement

If Mr. Armour's employment was terminated as a result of his death, disability or retirement, Mr. Armour would have been entitled to benefits in accordance with policies of Janus generally applicable to all employees.

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Upon termination for any other reason, Mr. Armour would not have been entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay.

Assuming Mr. Armour's employment had been terminated under the circumstances set forth above, in each case on December 31, 2009, Mr. Armour would have been entitled to the following estimated payments and benefits (all figures listed in thousands and include vested LTI awards and employer contributions to Janus' 401(k) Plan):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of Vested Equity and Performance Awards (2)	Value of 401(k) ESOP, Profit-Sharing and Deferred Comp Accounts (3)	TOTAL
Without Cause or for Good Reason Prior to a CIC	$ 625	$ 1,250	$ 68	$ 0	$ 698	$ 26	$ 2,667
Without Cause or for Good Reason Following a CIC	$ 948 (4)	$ 1,250	$ 68	$ 30 (5)	$ 698	$ 26	$ 3,020
Death	N/A	N/A	N/A	N/A	$ 698	$ 26	$ 724
Disability	N/A	N/A	N/A	N/A	$ 698	$ 26	$ 724
Retirement	N/A	N/A	N/A	N/A	$ 698	$ 26	$ 724
Other	N/A	N/A	N/A	N/A	$ 698	$ 26	$ 724

(1) Reflects the value of unvested mutual fund unit awards based on value at grant (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2009, using the closing price of Janus common stock as of such date.
(2) Reflects the value of vested mutual fund unit awards at time of vesting, and the value of vested restricted stock (regardless of exercise) and vested stock options (regardless of exercise) as of December 31, 2009, using the closing price of Janus common stock as of such date. Includes Board of Director grants.
(3) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2009.
(4) Includes a tax gross-up of approximately $323,000.
(5) All LTI awards fully vest upon a change in control without any additional condition such as termination of employment by Janus or for good reason by the executive. Includes Board of Director grants.

Gregory A. Frost

Termination by Janus (Other Than for Cause) Prior to a Change in Control

Effective as of March 2, 2008, Mr. Frost is no longer a party to a written severance agreement covering terminations prior to a change in control. As a result, he would be subject to our general severance guidelines as described under Mr. Armour's subsection titled "*Termination by Janus (Other Than for Cause) Prior to or Following a Change in Control*" on page 54 in this "*Termination and Change in Control Arrangements with Named Executive Officers*" section.

Termination by Janus (Other Than for Cause, Death or Disability) or Termination by the Executive for Good Reason Following a Change in Control

Janus has entered into a change in control agreement with Mr. Frost. The term of the change in control agreement ends December 31, 2011, and then extends for one year upon each anniversary unless a notice not to extend is given by Janus. If a change in control (as defined in the agreement) occurs during the term of the agreement or any extension thereof, then the agreement becomes operative for a fixed two-year period. The agreement provides generally that the terms and conditions of Mr. Frost's employment (including position, location, compensation and benefits) will not be materially and negatively changed during the two-year period after a change in control.

In the event that Janus terminates Mr. Frost's employment (other than for cause, death or disability), or if Mr. Frost resigns for "good reason" (summarized below), in each case, within two years following a change in control, Janus will provide the following payments and benefits to Mr. Frost: (i) a lump sum severance payment equal to two times the annual cash compensation earned in the calendar year immediately preceding the termination of employment (or if higher, in the calendar year immediately preceding the change in control); (ii) a lump sum severance payment equal to two times the value of Janus' contributions made on behalf of Mr. Frost to the Janus 401(k), Profit Sharing and ESOP Plan in the four calendar quarters prior to termination of employment (or if higher, in the four calendar quarters prior to the change in control); (iii) continued medical, dental and vision insurance benefits for 24 months; and (iv) outplacement services for three months. In calculating the severance compensation described in subsection (i) above, the annual cash bonus component of Mr. Frost's severance payment will be equal to Mr. Frost's annual target bonus in the calendar year immediately prior to the date of termination or the change in control (whichever is greater). If any payment or benefit due and payable under the agreement or otherwise causes any excise tax imposed by Section 4999 of the Code to become due and payable by Mr. Frost, Janus will pay Mr. Frost a tax gross-up payment so that Mr. Frost is in the same after-tax position as he would have been had the excise tax not been payable. Based on our estimated payments to Mr. Frost, if his employment had been terminated on December 31, 2009, following a change in control, we do not believe that a tax gross-up payment would have been owed.

"Good reason" arises when there is (without his express written consent) (i) a material negative change or reduction in the nature or status of his responsibilities; (ii) a material negative change to his aggregate target compensation or adverse change to the calculation methodology; (iii) a relocation of the principal place of employment to a location of more than 40 miles that results in a material negative change to the geographic location where he primarily performs services to Janus; or (iv) a failure to assign his employment-related agreement to a successor company.

Under the terms of the Change in Control Agreement, Janus is responsible for paying all legal fees and expenses reasonably incurred by Mr. Frost arising from any dispute concerning the interpretation or enforcement of the agreement plus interest.

Termination for Death, Disability or Retirement

If Mr. Frost's employment is terminated as a result of his death, disability or retirement, Mr. Frost or his estate is entitled to benefits in accordance with policies of Janus generally applicable to all employees. In addition, Mr. Frost will forfeit any outstanding unvested LTI awards and he (or his estate) will have one year following termination of employment to exercise any vested stock options.

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Upon termination for any other reason, Mr. Frost is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. In addition, Mr. Frost's outstanding unvested LTI awards will be forfeited and he will have three months following termination of employment to exercise any vested stock options.

Assuming Mr. Frost's employment had been terminated under the circumstances set forth above, in each case on December 31, 2009, Mr. Frost would have been entitled to the following estimated payments and benefits (all figures listed in thousands and include vested LTI awards and employer contributions to Janus' 401(k) Plan):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of Vested Equity and Performance Awards (2)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (3)	TOTAL
Without Cause or for Good Reason Prior to a CIC	$ 500	$ 546	$ 24	N/A	$ 1,212	$ 551	$ 2,833
Without Cause or for Good Reason Following a CIC	$ 1,919 (4)	N/A	$ 33	$ 1,120 (5)	$ 1,212	$ 551	$ 4,835
Death	N/A	N/A	N/A	N/A	$ 1,212	$ 551	$ 1,763
Disability	N/A	N/A	N/A	N/A	$ 1,212	$ 551	$ 1,763
Retirement	N/A	N/A	N/A	N/A	$ 1,212	$ 551	$ 1,763
Other	N/A	N/A	N/A	N/A	$ 1,212	$ 551	$ 1,763

(1) Reflects the value of unvested mutual fund unit awards based on value at grant (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2009, using the closing price of Janus common stock as of such date.

(2) Reflects the value of vested mutual fund unit awards at time of vesting, and the value of vested restricted stock (regardless of exercise) and vested stock options (regardless of exercise) as of December 31, 2009, using the closing price of Janus common stock as of such date.

(3) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2009.

(4) Cash severance calculation is based on 2009 salary and 2009 variable cash target.

(5) All LTI awards fully vest upon a change in control without any additional condition such as termination of employment by Janus or for good reason by the executive.

Jonathan D. Coleman and R. Gibson Smith

Termination by Janus Without Cause or by Messrs. Coleman or Smith for Good Reason Prior to a Change in Control

If Janus terminates Mr. Coleman's or Mr. Smith's employment other than for cause, or if either Mr. Coleman or Mr. Smith terminates his employment for "good reason" (summarized below), prior to a change in control, and if he executes a release of claims and complies with an 18 month non-solicitation of employees and customers, then Mr. Coleman or Mr. Smith will be entitled to receive the following payments and benefits: (i) 12 months of continued medical, dental and vision benefits for him and his dependents; (ii) three months of outplacement services; and (iii) a lump sum severance payment equal to one times his total average annual cash compensation paid in the two four-quarter periods immediately preceding his date of termination.

"Good reason" means the occurrence (without his express written consent) of any of the following events that are not remedied by Janus within 30 days after he provides a detailed notice to Janus (within 90 days of such event) of the acts or omissions that give rise to his belief that good reason exists: (i) his reassignment to a role that is inconsistent with his responsibilities as a portfolio manager or Co-CIO that materially and negatively alters his status as a portfolio manager or Co-CIO (but excluding any assignment to a mutual fund or portfolio with a smaller amount of AUM that may result in reduced compensation); (ii) the relocation of his principal place of employment to a location more than 40 miles from his current principal place of employment that results in a material negative change in his geographic location where he performs services to Janus; (iii) a material negative change to the methodology used to calculate his compensation; (iv) a non-renewal of his change in control agreement; (v) a material default by Janus with respect to the payment of any compensation or benefit; or (vi) removal from the Executive Committee.

Termination by Janus (Other Than for Cause, Death or Disability) or Termination by Mr. Coleman or Mr. Smith for Good Reason Following a Change in Control

Janus has entered into a change in control agreement with Messrs. Coleman and Smith. The term of the change in control agreements end December 31, 2011, and then extend for one year upon each anniversary unless a notice not to extend is given by Janus. In the event that Janus terminates Mr. Coleman's or Mr. Smith's employment (other than for cause, death or disability), or if Mr. Coleman or Mr. Smith resigns for "good reason" (summarized below) within two years following a change in control, Janus will provide the following payments and benefits to Mr. Coleman or Mr. Smith: (i) a lump sum severance payment equal to two times the average annual cash compensation earned in the two four-quarter periods immediately preceding the termination of employment (or if higher, in the two four-quarter periods immediately preceding the change in control); (ii) a lump sum severance payment equal to two times the value of Janus contributions made on behalf of Mr. Coleman or Mr. Smith to the Janus 401(k), Profit Sharing and ESOP Plan in the four quarters prior to termination of employment (or if higher, in the four quarters prior to the change in control); (iii) continued medical, dental and vision insurance benefits for 24 months; and (iv) outplacement services for three months. In calculating the severance compensation described in subsection (i) above, Mr. Coleman's or Mr. Smith's target Co-CIO compensation (excluding portfolio manager compensation) will be applied rather than the actual Co-CIO compensation paid to him. If any payment or benefit due and payable under the agreement or otherwise causes any excise tax imposed by Section 4999 of the Code to become due and payable, Janus will pay Mr. Coleman or Mr. Smith a tax gross-up payment so that Mr. Coleman or Mr. Smith is in the same after-tax position as he would have been had the excise tax not been payable. Based on our estimated payments to Mr. Coleman if his employment had been terminated on December 31, 2009, following a change in control, we do not believe that a tax gross-up payment would have been owed. Based on our estimated payments to Mr. Smith if his employment had been terminated on December 31, 2009, following a change in control, we believe that a tax gross-up payment of $6,400,000 would have been owed.

"Good reason" arises when there is (without his express written consent) (i) a material negative change in the nature or status of his responsibilities; (ii) a material negative change to his aggregate target compensation or adverse change to the calculation methodology; (iii) a relocation of the principal place of employment to a location of more than 40 miles that results in a material negative change to the geographic location where he primarily performs services to Janus; or (iv) a failure to assign his employment-related agreements to a successor company.

Under the terms of the change in control agreement, Janus is responsible for paying all legal fees and expenses reasonably incurred by Mr. Coleman or Mr. Smith arising from any dispute concerning the interpretation or enforcement of the agreement plus interest.

Voluntary Departure with Non-Compete Obligation

If Mr. Coleman or Mr. Smith terminates his employment voluntarily while in "good standing" (as defined below), executes a release of claims against Janus, and complies with a two-year covenant not to compete or solicit Janus' employees, customers and business, then all of his unvested LTI awards will continue to vest and be paid in accordance with the original vesting schedule provided for in the applicable award agreements. Any stock options will remain exercisable for the remainder of their respective terms. "Good standing" means that the CEO has approved the continuation of vesting and has certified that Mr. Coleman or Mr. Smith has not engaged in any conduct, action or omission that would constitute grounds for terminating his employment for cause.

Termination for Death or Disability

If Mr. Coleman's or Mr. Smith's employment is terminated as a result of his death or disability, Mr. Coleman or Mr. Smith (or their respective estate) will be entitled to a lump sum severance payment equal to the total cash compensation earned by him in the four full calendar quarters immediately prior to the date of his death or disability. In addition, Mr. Coleman or Mr. Smith will forfeit any outstanding unvested LTI awards and he (or his estate) will have one year following termination of employment to exercise any vested stock options.

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Except as set forth below, Messrs. Coleman and Smith are not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. In addition, Messrs. Coleman and Smith will forfeit any outstanding unvested LTI awards and will have three months following termination of employment to exercise any vested stock options.

Assuming Mr. Coleman's employment had been terminated on December 31, 2009 under each of the circumstances set forth above, his current severance rights arrangements would have entitled Mr. Coleman to the following estimated payments and benefits (all figures listed in thousands and include vested LTI awards and employer contributions to Janus' 401(k) Plan):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of Vested Equity and Performance Awards (2)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (3)	TOTAL
Without Cause or for Good Reason Prior to a CIC	$ 5,068 (4)	N/A	$ 16	N/A	$ 6,503	$ 722	$ 12,309
Without Cause or for Good Reason Following a CIC	$ 13,780 (5)	N/A	$ 28	$ 3,690 (6)	$ 6,503	$ 722	$ 24,723
Death	$ 4,805 (7)	N/A	N/A	N/A	$ 6,503	$ 722	$ 12,030
Disability	$ 4,805 (7)	N/A	N/A	N/A	$ 6,503	$ 722	$ 12,030
Retirement	N/A	N/A	N/A	N/A	$ 6,503	$ 722	$ 7,225
Voluntarily with Non-Compete	N/A	N/A	N/A	$ 3,690 (8)	$ 6,503	$ 722	$ 10,915
Other	N/A	N/A	N/A	N/A	$ 6,503	$ 722	$ 7,225

(1) Reflects the value of unvested mutual fund unit awards based on value at grant (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2009, using the closing price of Janus common stock as of such date.
(2) Reflects the value of vested mutual fund unit awards at time of vesting, and the value of vested restricted stock (regardless of exercise) and vested stock options (regardless of exercise) as of December 31, 2009, using the closing price of Janus common stock as of such date.
(3) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2009.
(4) Cash severance calculation includes cash compensation paid in the fourth quarter 2009.
(5) Cash severance calculation includes cash compensation earned in the fourth quarter 2009 and average CIO target compensation for 2008 and 2009.
(6) All LTI awards fully vest upon a change in control without any additional condition such as termination of employment by Janus or for good reason by the executive.
(7) Cash severance calculation includes cash compensation earned in the fourth quarter 2009.
(8) All LTI awards continue to vest and be paid in accordance with original vesting schedule upon voluntary departure with a two-year non-compete agreement.

Assuming Mr. Smith's employment had been terminated on December 31, 2009 under each of the circumstances set forth above, his current severance rights arrangements would have entitled Mr. Smith to the following estimated payments and benefits (all figures listed in thousands and include vested LTI awards and employer contributions to Janus' 401(k) Plan):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of Vested Equity and Performance Awards (2)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (3)	TOTAL
Without Cause or for Good Reason Prior to a CIC	$ 5,259 (4)	N/A	$ 16	N/A	$ 2,755	$ 1,514	$ 9,544
Without Cause or for Good Reason Following a CIC	$ 20,614 (5)(6)	N/A	$ 28	$ 6,366 (7)	$ 2,755	$ 1,514	$ 31,277
Death	$ 4,949 (8)	N/A	N/A	N/A	$ 2,755	$ 1,514	$ 9,218
Disability	$ 4,949 (8)	N/A	N/A	N/A	$ 2,755	$ 1,514	$ 9,218
Retirement	N/A	N/A	N/A	N/A	$ 2,755	$ 1,514	$ 4,269
Voluntarily with Non-Compete	N/A	N/A	N/A	$ 6,366 (9)	$ 2,755	$ 1,514	$ 10,635
Other	N/A	N/A	N/A	N/A	$ 2,755	$ 1,514	$ 4,269

(1) Reflects the value of unvested mutual fund unit awards based on value at grant (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2009, using the closing price of Janus common stock as of such date.
(2) Reflects the value of vested mutual fund unit awards at time of vesting, and the value of vested restricted stock (regardless of exercise) and vested stock options (regardless of exercise) as of December 31, 2009, using the closing price of Janus common stock as of such date.
(3) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2009.
(4) Cash severance calculation includes cash compensation paid in the fourth quarter 2009.
(5) Cash severance calculation includes cash compensation earned in the fourth quarter 2009 and average CIO target compensation for 2008 and 2009.
(6) Includes tax gross-up of approximately $6,400,000.
(7) All LTI awards fully vest upon a change in control without any additional condition such as termination of employment by Janus or for good reason by the executive.
(8) Cash severance calculation includes cash compensation earned in the fourth quarter 2009.
(9) All LTI awards continue to vest and be paid in accordance with original vesting schedule upon voluntary departure with a two-year non-compete agreement.

James P. Goff

Termination by Janus Without Cause Prior to a Change in Control

Janus has entered into a severance letter agreement with Mr. Goff. The term of the severance letter agreement ends December 31, 2010, and then extends for one year upon each anniversary unless a 90-day written notice not to extend is given by Janus. If Janus terminates Mr. Goff's employment other than for cause, and if Mr. Goff releases claims against Janus and complies with an 18-month non-solicitation of employees and customers, then Mr. Goff will be entitled to receive (i) 12-months of continued medical, dental and vision benefits for him and his dependents; (ii) three months of outplacement services; and (iii) a lump sum severance payment equal to one times his total cash compensation earned in four full calendar quarters immediately prior to the date of termination. This severance compensation will be paid to Mr. Goff six months following his separation from service.

Termination by Mr. Goff for Good Reason Prior to a Change in Control

The Company also provides Mr. Goff with certain benefits in the event that Mr. Goff terminates his employment for "good reason" (summarized below) prior to a change in control. "Good reason" means the occurrence (without his express written consent) of any of the following events, unless Janus remedies such event within 30 days after he provides a detailed notice to Janus of the acts or omissions resulting in his belief that good reason exists: (i) his reassignment to a role that is inconsistent with his responsibilities as a portfolio manager that materially and adversely alters his status as a portfolio manager (but excluding any assignment to a mutual fund or portfolio with a smaller amount of AUM that may result in reduced compensation); (ii) the relocation of his principal place of employment to a location more than 40 miles from his current principal place of employment; (iii) a substantial adverse change to the then-current methodology used to calculate his compensation; (iv) a non-renewal by Janus of, or a substantial adverse change to, his severance letter agreement or his change in control agreement; or (v) a material default by Janus with respect to the payment of any compensation or benefit.

If Mr. Goff terminates his employment as a result of (i) the relocation of his principal place of employment to a location more than 40 miles from his current principal place of employment; (ii) a substantial adverse change to the then-current methodology used to calculate his compensation; or (iii) the non-renewal by Janus of, or a substantial adverse change to, his severance letter agreement or change in control agreement, then Janus will cause the acceleration of all unvested LTI awards granted to Mr. Goff on or after December 30, 2004 (including unvested shares of Janus restricted stock, unvested options to purchase Janus stock and unvested mutual fund share awards). If Mr. Goff terminates his employment as a result of (i) his reassignment to a role that is inconsistent with his responsibilities as a portfolio manager that materially and adversely alters his status as a portfolio manager or (ii) there is a material default by Janus with respect to the payment of any compensation or benefit, then Janus will pay to Mr. Goff a lump sum severance amount equal to his total cash compensation earned in the four full calendar quarters immediately prior to the date of termination. Any and all of the above severance compensation will be paid or transferred to Mr. Goff after six months following his separation from service.

Termination by Janus (Other Than for Cause, Death or Disability) or Termination by the Executive for Good Reason Following a Change in Control

Janus has entered into a change in control agreement with Mr. Goff. The term of the change in control agreement ends December 31, 2011, and then extends for one year upon each anniversary unless a notice not to extend is given by Janus. In the event that Janus terminates Mr. Goff's employment (other than for cause, death or disability), or if Mr. Goff resigns for "good reason" (summarized below) within two years following a change in control, Janus will provide the following payments and benefits to Mr. Goff: (i) a lump sum severance payment equal to two times the average annual cash compensation earned in the two four-quarter periods immediately preceding the termination of employment (or if higher, in the two four-quarter periods immediately preceding the change in control); (ii) a lump sum severance payment equal to two times the value of Janus contributions made on behalf of Mr. Goff to the Janus 401(k), Profit Sharing and ESOP Plan in the four quarters prior to termination of employment (or if higher, in the four quarters prior to the change in control); (iii) continued medical, dental and vision insurance benefits for 24 months; and (iv) outplacement services for three months. If any payment or benefit due and payable under the agreement or otherwise causes any excise tax imposed by Section 4999 of the Code to become due and payable by Mr. Goff, Janus will pay Mr. Goff a tax gross-up payment so that Mr. Goff is in the same after-tax position as he would have been had the excise tax not been payable. Based on our estimated payments to Mr. Goff, if his employment had been terminated on December 31, 2009, following a change in control, we do not believe that a tax gross-up payment would have been owed.

"Good reason" arises when there is (without his express written consent) (i) a material negative change in the nature or status of his responsibilities, (ii) a material negative change to his aggregate target compensation or adverse change to the calculation methodology, (iii) a relocation of the principal place of employment to a location of more than 40 miles from where he performs services to Janus, or (iv) a failure to assign his employment agreement to a successor company.

Under the terms of the change in control agreement, Janus is responsible for paying all legal fees and expenses reasonably incurred by Mr. Goff arising from any dispute concerning the interpretation or enforcement of the agreement plus interest.

Voluntary Departure with Non-Compete Obligation

If Mr. Goff terminates his employment voluntarily while in "good standing" (as defined below), executes a release of claims against Janus, and complies with a two-year covenant not to compete or solicit Janus' employees, customers and business, then all of his unvested LTI awards will continue to vest and be paid in accordance with the original vesting schedules provided for in his applicable award agreements; provided that any mutual fund unit awards will be paid to Mr. Goff within 90 days following his separation from service (subject to clawback if he does not comply with his restrictive covenants). Any stock options will remain exercisable for the remainder of their respective terms. "Good standing" shall mean that the CEO has approved the continuation of vesting and has certified that Mr. Goff has not engaged in any conduct, action or omission that would constitute grounds for terminating his employment for cause.

Termination for Death or Disability

If Mr. Goff's employment agreement is terminated as a result of his death or disability, Mr. Goff or his estate will be entitled to a lump sum severance payment equal to his total cash compensation earned in the four full calendar quarters immediately prior to the date of his death or disability. In addition, Mr. Goff will forfeit any outstanding unvested LTI awards and he (or his estate) will have one year following termination of employment to exercise any vested stock options.

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Except as set forth below, Mr. Goff is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. In addition, Mr. Goff will forfeit any outstanding unvested LTI awards and will have three months following termination of employment to exercise any vested stock options.

Assuming Mr. Goff's employment had been terminated under each of the circumstances set forth above, in each case on December 31, 2009, Mr. Goff would have been entitled to the following estimated payments and benefits (all figures listed in thousands and include vested LTI awards and employer contributions to Janus' 401(k) Plan):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of Vested Equity and Performance Awards (2)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (3)	TOTAL
Without Cause Prior to a CIC	$ 3,546 (4)	N/A	$ 16	N/A	$ 10,378	$ 1,749	$ 15,689
For Good Reason Prior to a CIC (Cash Payout)	$ 3,546 (4)	N/A	N/A	N/A	$ 10,378	$ 1,749	$ 15,673
For Good Reason Prior to a CIC (LTI Payout)	N/A	N/A	N/A	$ 3,515	$ 10,378	$ 1,749	$ 15,642
Without Cause or for Good Reason Following a CIC	$ 6,469 (4)	N/A	$ 28	$ 3,515 (5)	$ 10,378	$ 1,749	$ 22,139
Death	$ 3,546 (4)	N/A	N/A	N/A	$ 10,378	$ 1,749	$ 15,673
Disability	$ 3,546 (4)	N/A	N/A	N/A	$ 10,378	$ 1,749	$ 15,673
Retirement	N/A	N/A	N/A	N/A	$ 10,378	$ 1,749	$ 12,127
Voluntarily with Non-Compete	N/A	N/A	N/A	$ 3,515 (6)	$ 10,378	$ 1,749	$ 15,642
Other	N/A	N/A	N/A	N/A	$ 10,378	$ 1,749	$ 12,127

(1) Reflects the value of unvested mutual fund unit awards based on value at grant (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2009, using the closing price of Janus common stock as of such date.
(2) Reflects the value of vested mutual fund unit awards at time of vesting, and the value of vested restricted stock (regardless of exercise) and vested stock options (regardless of exercise) as of December 31, 2009, using the closing price of Janus common stock as of such date.
(3) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2009.
(4) Cash severance calculation includes cash compensation earned in the fourth quarter 2009.
(5) All LTI awards fully vest upon a change in control without any additional condition such as termination of employment by Janus or for good reason by the executive.
(6) All LTI awards continue to vest and be paid in accordance with original vesting schedule upon voluntary departure with a two-year non-compete agreement.

Gary D. Black

As described under the section titled "*Employment Arrangements with Named Executive Officers*" on page 47, Mr. Black's employment ended on July 13, 2009. The severance rights provided to Mr. Black upon his departure are more fully described below.

As part of the mutual decision to terminate Mr. Black's employment, the Company agreed to pay to Mr. Black an amount equal to the sum of (i) Mr. Black's annual base salary through his date of termination, (ii) any earned but unpaid annual bonus with respect to the prior fiscal year, and (iii) a lump sum severance payment equal to the prior year's annual salary and annual target bonus (cash and LTI), for a total actual payment of $6.8 million. In addition, all unvested LTI awards immediately vested and were paid in full, and all stock options will remain exercisable for each award's original term (LTI expense incurred by Janus of $5.3 million). The Company will also continue to provide welfare benefits to Mr. Black and his dependents for one year following the date of termination.

Under the terms of his separation agreement, for a period of one year after his termination of employment, Mr. Black agreed to restrictive covenants similar to the Non-Solicitation Obligations (as described in "*Gregory A. Frost – Employment Arrangement with Our Chief Financial Officer*" on page 48.)

PROPOSAL NO. 3 – APPROVAL OF THE
JANUS 2010 LONG TERM INCENTIVE STOCK PLAN

We are asking our shareholders to approve the Janus 2010 Long Term Incentive Stock Plan (the "2010 LTI Plan"). The material features of the 2010 LTI Plan are described below. The two primary purposes of the proposed 2010 LTI Plan are to (i) make available 4,400,000 shares for issuance to our employees and directors (representing less than 3.0 percent of our issued and outstanding shares), and (ii) permit the equity-based awards granted under the 2010 LTI Plan to qualify as "performance-based compensation" under Section 162(m) of the Code. Approval of the additional shares will provide the Company with an important tool for providing stock-based awards to eligible employees and non-employee directors to incent them to grow the Company, and to attract and retain key individuals who are essential to the long-term success of the Company. It is our expectation that these additional shares will allow the Company to offer stock-based incentive compensation to eligible recipients for services performed in the 2010 and 2011 calendar years, assuming our stock price maintains or exceeds it current levels. Our Board approved the 2010 LTI Plan subject to the approval of shareholders at the Annual Meeting scheduled for April 29, 2010. We believe the increased dilution resulting from the approval of the 2010 LTI Plan is moderate and consistent with shareholder interests.

When the shareholders approved the 2005 Long Term Incentive Stock Plan ("2005 LTI Plan") in May 2005, we projected that the shares authorized would provide the Company the opportunity to grant equity-based awards to our employees and non-employee directors for four to six years. The primary driver of us seeking additional shares for issuance in the fifth year and not in later years is the significant market deterioration and resulting depreciation of our stock price by seventy-nine percent (79%) from October 1, 2008 to the time of the 2009 LTI grants. The significantly lower stock price resulted in the Company having to grant significantly more shares in early 2009 (for services performed in 2008) as compared to prior years to maintain the intended incentive value to our key employees and non-employee directors. The increased level of shares granted in early 2009 was despite the fact that incentive compensation for all employees was reduced in 2008 (grants in early 2009) by an average of seventeen percent (17%) from 2007 levels. These unprecedented and difficult market conditions have effectively depleted the shares available for issuance under the 2005 LTI Plan, although we consistently applied our standard granting methodology and general compensation philosophy for granting annual LTI awards (as previously described in more detail in "*Compensation Discussion and Analysis*" beginning on page 27). As of the Record Date, Janus had 2,027 shares of restricted common stock and 7,956 stock options available for future share-based awards under the 2005 LTI Plan. Without the approval of additional shares, Janus will likely realign the variable compensation mix to be more heavily weighted toward, or exclusively in the form of, cash awards and Janus mutual fund unit awards.

The material features of the 2010 LTI Plan are described below. This description is not intended to be complete and is qualified in its entirety by reference to the 2010 LTI Plan, a copy of which is attached as Appendix B to this Proxy Statement.

> ***THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL NO. 3, APPROVING THE JANUS 2010 LONG TERM INCENTIVE STOCK PLAN.***

General Description of the 2010 LTI Plan

The following summary describes the material features of the 2010 LTI Plan, but is not intended to be complete and is qualified in its entirety by reference to the 2010 LTI Plan, a copy of which is attached as Appendix B to this Proxy Statement. The 2010 LTI Plan will permit the grant of stock options, restricted stock, stock awards, stock appreciation rights and restricted stock units. It is anticipated that participants will generally be granted awards in the form of restricted stock and restricted stock units, with potential stock options awards to select participants. From time to time, the Compensation Committee (or as to non-employee directors, the Board) will determine who will be granted awards, the number of shares subject to such grants, any vesting schedules and all other terms of the awards.

The 2010 LTI Plan does not permit the repricing of stock options or stock appreciation rights or the granting of stock options with reload features, in each case, without the approval of shareholders. The 2010 LTI Plan does not permit the granting of stock options with an exercise price below fair market value on the date of grant. The 2010 LTI Plan does not contain an "evergreen" provision that is intended to automatically increase the number of shares issuable under the 2010 LTI Plan.

History

As of the Record Date, there were 9,983 shares available for grant under the 2005 LTI Plan, of which only 2,027 shares remain available for grants of restricted stock awards, restricted stock units or stock awards. The 2005 LTI Plan initially authorized 15,000,000 shares for issuance, with an estimated depletion of the shares between 2010 and 2011.

As of the Record Date, 91,555 shares remain available under the Janus Employment Inducement Award Plan (the "EIA Plan"), out of a total of 4,000,000 shares initially available for issuance. In accordance with the NYSE rules, the EIA Plan only permits awards to newly hired employees of the Company or its subsidiaries to induce them to become employed by a Janus entity. Any award granted under the EIA Plan requires the issuance of a press release and NYSE notification of the additional shares being issued. The EIA Plan has not been approved by the Company's shareholders and is not frequently used for LTI awards.

Material Changes from the 2005 LTI Plan

The following summary describes the material changes of the 2010 LTI Plan from the features of the 2005 LTI Plan. This summary is not intended to be complete and is qualified in its entirety by reference to the 2010 LTI Plan, a copy of which is attached as Appendix B to this Proxy Statement.

- **Two-Year Plan versus Five-Year Plan:** The proposed 2010 LTI Plan requests the approval of 4,400,000 shares (representing less than 3.0 percent of our issued and outstanding shares). This amount is expected to cover the Company's anticipated equity-based LTI grants for services performed in 2010 and 2011. In the event there is a significant increase in our stock price before our next annual LTI grants, then we should be able to make available equity-based LTI awards under the proposed 2010 LTI Plan beyond the annual LTI grants for services performed in 2011. The 2005 LTI Plan had 15,000,000 shares approved, which lasted five years.
- **Performance Criteria:** Although substantially similar to the performance criteria of the 2005 LTI Plan, the proposed 2010 LTI Plan includes the following additional performance criteria: earnings; earnings before interest, taxes, depreciation and amortization (EBITDA); and improvements in productivity and objective operating goals.
- **Share Recycling Restriction:** The proposed 2010 LTI Plan clarifies that the plan prohibits the recycling of shares back into the 2010 LTI Plan that were used for cashless stock option exercises or were withheld to cover tax liabilities arising from an award under the 2010 LTI Plan.
- **Dividends on Performance Awards:** The proposed 2010 LTI Plan includes a prohibition on the payment of dividends and dividend equivalents on unvested performance awards.
- **Valuation Provision:** The proposed 2010 LTI Plan includes the ability for the Compensation Committee, at its discretion, to terminate awards under the 2010 LTI Plan in exchange for cash equal to the intrinsic value of the applicable award if a change in control of Janus occurs.

Philosophy and Purpose

As described more fully in "Compensation Discussion and Analysis" beginning on page 27, the Compensation Committee has implemented programs and guidelines with respect to the award of long-term incentive compensation to align Company and employee performance with the creation of value for our public and fund shareholders.

The 2010 LTI Plan is designed to support the Company's long-term business objectives in a manner consistent with our compensation philosophy. The Board believes that by allowing the Company to continue to offer its employees and non-employee directors long-term incentive awards through the 2010 LTI Plan, the Company will promote the following key objectives:

- Align the interest of key employees with those of the shareholders through increased employee ownership of the Company
- Attract, motivate and retain key employees who will contribute to the Company's long-term financial success
- Provide incentive compensation opportunities in a highly competitive industry to encourage top talent to remain dedicated to the long-term objectives of the Company.

The Compensation Committee intends that equity grants authorized by the 2010 LTI Plan would be awarded in furtherance of this philosophy and these guidelines.

Shares Authorized

A maximum of 4,400,000 shares of Janus Capital Group Inc. common stock will be reserved for issuance under the 2010 LTI Plan, which represents less than 3.0 percent of our issued and outstanding shares. The Board believes that this number depicts reasonable potential equity dilution and provides a significant incentive for employees to increase the value of the Company for all shareholders. Based on historical grant levels and the Company's current stock price, the Company anticipates that the available shares under the 2010 LTI Plan will be depleted in two years. As such, we will likely be seeking the shareholders' approval of additional shares in 2012. The market value of each share of the Company's common stock as of the Record Date (March 1, 2010) was $12.71.

As of the Record Date, Janus had 183,673,979 shares of common stock outstanding. With respect to outstanding Janus equity-based LTI awards as of the Record Date, Janus had 18,886,076 of stock options (vested and unvested, of which 10,888,060 have an exercise price greater than Janus' stock price as of the Record Date) and 4,581,138 shares of unvested restricted stock. The new shares available under the 2010 LTI Plan would represent an additional equity overhang of approximately 2.3%. The current overhang for existing Janus equity plans (including outstanding stock options, restricted stock units and shares available for grant under the 2005 LTI Plan and the EIA Plan) is approximately 11.4%. Including the proposed new shares, the potential equity overhang from all equity incentives granted and available to employees and directors would result in a maximum potential equity overhang of approximately 13.2%.[3]

The 2010 LTI Plan generally allows for the 4,400,000 shares to be issued pursuant to grants of restricted stock awards, restricted stock units or stock option awards during the term of the 2010 LTI Plan. A participant may receive multiple awards under the 2010 LTI Plan, but no eligible participant may be granted more than 500,000 shares nor more than one percent (1%) of the total outstanding shares of the Company in any calendar year. In addition, all shares subject to a stock appreciate right ("SAR") award that are settled in shares shall be counted in full against the number of shares reserved for issuance under

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[3]   Included in the equity overhang calculations are 10,888,060 stock options with exercise prices greater than the current market price per share of $12.71 (i.e. underwater stock options).

the 2010 LTI Plan. These limitations on grants to an individual will be applied in the aggregate to all awards granted under any equity-based compensation plan of the Company.

Shares delivered under the 2010 LTI Plan will be authorized but unissued shares of Janus common stock, treasury shares or shares purchased in the open market or otherwise. To the extent that any award payable in shares is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements, or upon the occurrence of other forfeiture events, or otherwise terminates without payment being made, the shares covered thereby will no longer be charged against the maximum share limitation and will be returned to the pool of shares available for issuance under the 2010 LTI Plan. Notwithstanding the foregoing, shares surrendered or withheld as payment of either the exercise price of an award (including shares otherwise underlying a SAR award that are retained by the Company to account for the grant price of such SAR) and/or withholding taxes in respect of an award will not be available for grant under the 2010 LTI Plan.

Eligibility and Participation

All employees of the Company and its subsidiaries are eligible to receive awards under the 2010 LTI Plan, but awards are generally limited to executive and management-level employees. The 2010 LTI Plan also provides flexibility to grant equity-based awards to the Company's independent contractors and non-employee directors. The Board expects that the one-time and annual awards granted to non-employee directors under the 2005 LTI Plan will be continued under the 2010 LTI Plan, and any future change to that arrangement would be determined by the Board.

Plan Administration

The Board's Compensation Committee, comprised solely of independent directors, is the administrator of the 2005 LTI Plan, the EIA Plan and the proposed 2010 LTI Plan, and determines and approves the eligible participants, the aggregate value of the awards per grant date (subject to certain awards intended to comply with Section 162(m)), the types of awards, the applicable vesting schedule (if any), and the terms and conditions of all awards. The Compensation Committee will have the discretionary authority to interpret the 2010 LTI Plan; to prescribe, amend and rescind rules and regulations relating to the 2010 LTI Plan; and to make all other determinations necessary or advisable for the administration of the 2010 LTI Plan. The Compensation Committee may delegate authority to administer the 2010 LTI Plan as it deems appropriate, subject to the express limitations set forth in the 2010 LTI Plan. In the case of awards under the 2010 LTI Plan to non-employee directors, the powers of the Compensation Committee will be exercised by the full Board.

Compliance with Section 409A of the Code

All awards granted under the 2010 LTI Plan that are subject to Section 409A of the Code (governing the taxation of non-qualified deferred compensation) will be made in a manner intended to be compliant with the requirements of Section 409A of the Code.

Types of Plan Awards

As described in "*Compensation Discussion and Analysis*" beginning on page 27, the Company's current equity compensation awards to employees and non-employee directors are generally composed of stock options, restricted stock and restricted stock units. The 2010 LTI Plan, similar to the 2005 LTI Plan, also permits the Compensation Committee to grant other equity instruments to preserve the Company's flexibility. The types of awards that may be issued under the 2010 LTI Plan are described below.

Award Type	Features
Stock Options • Entitles the participant, upon exercise and payment of the applicable exercise price, to receive the number of shares of Janus common stock underlying the portion of the stock option so exercised • Either non-qualified stock options or incentive stock options can be awarded • Exercise price of any stock option granted may not be less than the fair market value of Janus common stock on the date the option is granted	• The exercise price may be paid in cash, in shares of Janus common stock, through a cashless exercise or as otherwise permitted by the Compensation Committee • The Compensation Committee can determine the terms (including vesting and forfeiture) of each stock option grant at the time of the grant • Generally, options terminate seven (7) years after date of grant • Vesting period for annual grants will not be less than 36 months (vesting schedules of replacement shares for new hires and other special one-time grants may be less than 36 months)
Stock Appreciation Rights (a "SAR") • Entitles the participant, upon settlement, to receive a payment (in cash or in shares of Janus stock) based on the excess of the fair market value of a share of Janus common stock over the base price of the SAR • Base price may not be less than the fair market value of a share of Janus common stock on the date of grant	• Payable in cash, shares of Janus common stock or a combination of both • May be granted on a stand-alone basis or in tandem with a related stock option • Compensation Committee determines vesting requirements, payment and other terms • Generally terminate seven (7) years after date of grant
Restricted Stock Represents shares of Janus common stock that are issued subject to restrictions on transfer and vesting requirements	• Recipient has the same rights as a Janus shareholder • Vesting period for our annual grants will not be less than 36 months (vesting schedules of replacement shares for new hires and other special one-time grants may be less than 36 months)
Restricted Stock Units Provides the participant with the right to receive a payment based on the value of a share of Janus common stock	• Payable in cash, shares of Janus common stock or a combination of both • May be granted on a fully vested basis, with a deferred payment date • May be granted with related dividend equivalent rights • The Compensation Committee determines vesting requirements, restrictions and conditions to payment
Stock Awards Represents shares of Janus common stock that are issued free of transfer restrictions and forfeiture conditions	• Participant is entitled all the rights of a shareholder • May be granted for past services in lieu of bonus or other cash compensation

Performance Criteria

Restricted stock, restricted stock units, and other awards (other than stock options and other awards for which the value is based solely on an increase in stock price) that are intended to qualify under Section 162(m) of the Code as "performance-based compensation" shall generally vest or be granted upon the attainment of any or all (or any combination thereof) of the following specified business performance goals: (a) stock price; (b) market share; (c) sales (gross or net); (d) asset quality; (e) non-performing assets; (f) earnings per share; (g) return on equity; (h) costs; (i) operating income; (j) net income; (k) earnings; (l) earnings before interest, taxes, depreciation and amortization (EBITDA), (m) marketing-spending efficiency; (n) return on operating assets; (o) return on assets; (p) core non-interest income; (q) fund performance; (r) pre-tax margin; (s) pre-tax income; (t) levels of cost savings; (u) operating margin; (v) flows into Janus products (net or gross); and/or (w) improvements in productivity and objective operating goals. Any of the foregoing performance measures may be applied, as determined by the Compensation Committee, in respect of the Company or any of its subsidiaries, affiliates, business units or divisions and/or their related worldwide, regional or country-specific operations (or any combination of the foregoing). Performance goals may specify whether they are to be measured relative to budgeted or other internal goals, operations, performance or results of the Company and/or any of its subsidiaries, affiliates, business units or divisions, or relative to the performance of one or more peer groups of the Company and/or any of the Company's subsidiaries, affiliates, business units or divisions, with the composition of any such peer group to be determined by the Compensation Committee at the time the performance goal is established. Performance goals may be stated in the alternative or in combination. The Compensation Committee shall have the right (but not the obligation) to make adjustments to a performance measure to accommodate any unusual or extraordinary events, to the extent such action is not inconsistent with the requirements of the performance-based exception under Section 162(m) of the Code.

Section 162(m) Awards

The 2010 LTI Plan is designed to meet the requirements for deductibility of executive compensation under Section 162(m) of the Code with respect to stock options and stock appreciation rights that are intended to qualify as "performance-based compensation." Other awards may qualify under Section 162(m) if they are granted in accordance with the Company's executive compensation program and subject to performance conditions as specified in that program. Under Section 162(m), the terms of the award must state an objective formula or standard used to compute the amount of compensation payable under the award, and must preclude discretion to increase the amount of compensation payable under the terms of the award (but may give the Compensation Committee discretion to decrease the amount of compensation payable).

Effect of a Change of Control

Awards under the 2010 LTI Plan are generally subject to special provisions upon the occurrence of a Company "change of control" (as such term is defined in the 2010 LTI Plan) transaction. Generally upon a change of control, all unvested awards will become fully vested, unless the actual award agreement specifies otherwise. In addition, the Compensation Committee has the discretion at the time of grant (to the extent permitted by Section 409A of the Code) to require a termination of employment or other adverse impact on the employment condition before the unvested awards become fully vested. The Compensation Committee also has the discretion to terminate outstanding awards as of the date of a change of control in exchange for a cash payment equal to the value of the per share consideration paid in the change of control transaction multiplied by the number of shares subject to such outstanding awards (and, in the case of stock options and SARs, less the exercise price for such awards) for awards which are so terminated.

Transferability

No awards granted under the 2010 LTI Plan may be assigned, transferred, pledged or otherwise disposed, except upon death through the participant's will, the laws of descent and distribution or through a beneficiary designation, or in the case of awards other than incentive stock options, during the participant's lifetime to immediate family members of the participant and others as may be approved by the Compensation Committee.

Changes in Capitalization

In the event of recapitalizations, reclassifications or other specified events affecting the Company or shares of Janus common stock, appropriate and equitable adjustments may be made to the number and kind of shares of Janus common stock available for grant, as well as to other maximum limitations established under the 2010 LTI Plan; and equitable adjustments may be made to the number and kind of shares of Janus common stock subject to outstanding awards and the exercise price of outstanding awards (including canceling awards in exchange for cash or other property).

Term, Amendment and Termination

The 2010 LTI Plan will have a term of ten (10) years expiring in April 2020, unless earlier terminated by the Board or until all shares subject to the 2010 LTI Plan have been purchased or acquired. The Board may at any time terminate the Plan, and may from time to time amend or modify the Plan. The Board may seek the approval of any amendment or modification by the Company's shareholders to the extent it deems necessary or advisable in its sole discretion for purposes of compliance with Sections 162(m), 409A or 422 of the Code; NYSE or other exchange or securities market listing requirements; or for any other purpose. It is intended that no amendment or modification of the 2010 LTI Plan will adversely affect any outstanding award without the consent of the grantee.

New Plan Benefits

Future benefits under the 2010 LTI Plan are not currently determinable as no awards have been made under it. The table below sets forth the number and value of awards granted under the 2005 LTI Plan and the EIA Plan to each Named Executive Officer; all executive officers as a group; non-employee directors as a group; and all employees including all current officers who are not executive officers, as a group in fiscal year 2009 that would be eligible to participate in the 2010 LTI Plan.

Name and Position	Dollar Value ($) (1)	Number of Units
Timothy Armour, Interim CEO		
Restricted Stock	$ 500,009	39,155
Stock Options	–	–
Gregory A. Frost, Executive Vice President, Chief Financial Officer and Treasurer		
Restricted Stock	$ 113,752	21,382
Stock Options	$ 113,750	47,199
Jonathan D. Coleman, Executive Vice President and Co-CIO of JCM		
Restricted Stock	$ 666,500	125,282
Stock Options	$ 666,500	276,556
R. Gibson Smith, Executive Vice President and Co-CIO of JCM		
Restricted Stock	$ 648,269	121,855
Stock Options	$ 648,268	268,991
James P. Goff, Director of Research of JCM		
Restricted Stock	$ 338,448	63,618
Stock Options	$ 338,446	140,434
Executive Group		
Restricted Stock	$ 2,649,481	443,191
Stock Options	$ 2,149,465	891,894
Non-Executive Director Group		
Restricted Stock/Restricted Stock Units	$ 1,642,396	158,551
Stock Options	–	–
Non-Executive Officer Employee Group		
Restricted Stock	$ 15,400,080	2,791,030
Stock Options	$ 11,278,070	4,679,697

(1) Values shown for restricted stock were the present value of the awards using the average of the high and low stock price on the NYSE on the date of grant. Values shown for stock options were the present value of the award at the time of grant applying a Black-Scholes calculation methodology (see *"Summary Compensation Table,"* footnote 6).

The following table presents information, determined as of March 1, 2010, about outstanding awards and shares remaining available for issuance under the Company's equity-based long term incentive plans.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b) (4)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders (1)	17,036,042	$ 15.65	9,983 (5)
Equity compensation plans not approved by shareholders (2)	1,850,034	$ 14.41	91,555
Total (3)	18,886,076	$ 15.53	101,538

(1) Consists of the 1998 Long-Term Incentive Stock Plan ("1998 Plan") and the 2005 LTI Plan.
(2) Consists of Janus' 2004 Employment Inducement Award Plan ("EIA Plan"). In accordance with the NYSE rules, the EIA Plan only permits awards to newly hired employees of the Company or its subsidiaries to induce them to become employed by a Janus entity. Any award granted under the EIA Plan requires the issuance of a press release and NYSE notification of the additional shares being issued. The EIA Plan has not been approved by the Company's shareholders.
(3) Weighted average remaining term for outstanding stock options as of the Record Date was 4.57 years.
(4) Does not take into account restricted stock unit awards under the 1998 Plan.
(5) As of the Record Date, 7,956 stock options and 2,027 shares of restricted stock were available for future issuance under the 2005 LTI Plan, and zero (0) shares of common stock were available for future issuance under the 1998 Plan. Also, Janus had 4,581,138 shares of unvested restricted stock awards outstanding as of the Record Date.


Federal Income Tax Consequences


The following discussion is a brief summary of the principal United States federal income tax consequences of the 2010 LTI Plan under the provisions of the Code, as currently in effect. These rules are subject to change. This summary is not intended to be exhaustive and does not describe, among other things, state, local, or foreign income and other tax consequences. The specific tax consequences to a participant will depend upon the participant's individual circumstances.

Incentive Stock Options

An incentive stock option results in no taxable income to the optionee or a deduction to the Company at the time it is granted or exercised. However, the excess of the fair market value of the shares acquired over the option price is an item of adjustment in computing the alternative minimum taxable income of the optionee. If the optionee holds the stock received as a result of an exercise of an incentive stock option for at least two years from the date of the grant and one year from the date of exercise, then the gain realized on the disposition of the stock is treated as a long-term capital gain. If the shares are disposed of during this period, however (i.e., a "disqualifying disposition"), then the optionee will include in income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the shares, upon exercise of the option, over the option price (or, if lower, the excess of the amount realized upon disposition over the option price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a short-term capital gain. In such case, the Company will be entitled to a deduction, in the year of such a disposition, for the amount includible in the optionee's income as compensation. The optionee's basis in the shares acquired upon exercise of an incentive stock option is equal to the option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Non-Qualified Stock Options

A non-qualified stock option results in no taxable income to the optionee or deduction to the Company at the time it is granted. An optionee exercising such an option will, at that time, realize taxable compensation in the amount of the difference between the option price and the then market value of the shares. Subject to the applicable provisions of the Code, a deduction for federal income tax purposes will be allowable to the Company in the year of exercise in an amount equal to the taxable compensation recognized by the optionee.

The optionee's basis in such shares is equal to the sum of the option price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the shares will be a long-term or short-term gain (or loss), depending upon the holding period of the shares.

If a non-qualified option is exercised by tendering previously-owned shares of the Company's common stock in payment of the option price, then the following generally will apply: (i) a number of new shares equal to the number of previously-owned shares tendered will be considered to have been received in a tax-free exchange; (ii) the optionee's basis and holding period for such number of new shares will be equal to the basis and holding period of the previously-owned shares exchanged; (iii) the optionee will have compensation income equal to the fair market value on the date of exercise of the number of new shares received in excess of such number of exchanged shares; (iv) the optionee's basis in such excess shares will be equal to the amount of such compensation income; and (v) the holding period in such shares will begin on the date of exercise.

SARs

Generally, the recipient of a stand-alone SAR will not recognize taxable income at the time the stand-alone SAR is granted. If an employee receives the appreciation inherent in the SARs in cash, the cash will be taxed as ordinary income to the employee at the time such shares are received. If an employee receives the appreciation inherent in the SARs in shares of common stock, the spread between the then current market value and the base price will be taxed as ordinary income to the employee at the time it is received. In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the settlement of a SAR, the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement.

Other Awards

The current U.S. federal income tax consequences of other awards authorized under the 2010 LTI Plan are generally in accordance with the following: (i) restricted stock is generally subject to ordinary income tax at the time the restrictions lapse, unless the recipient elects to accelerate recognition as of the date of grant; (ii) restricted stock unit awards are generally subject to ordinary income tax at the time of payment; and (iii) stock awards are generally subject to ordinary income tax at the time of grant. In each of the foregoing cases, the Company will generally be entitled to a corresponding federal income tax deduction at the same time the participant recognizes ordinary income.

Deductibility Limit on Compensation in Excess of $1 Million

Section 162(m) of the Code generally limits the deductible amount of total annual compensation paid by a public company to each "covered employee" (the chief executive officer and the three other most highly compensated executive officers of the Company other than the chief financial officer) to no more than $1 million. Excluded from total compensation for this purpose is compensation that is "performance-based" within the meaning of Section 162(m) of the Code. As noted above, performance-based awards granted under the 2010 LTI Plan are intended to be excluded from computation of the $1 million limitation. If approved by the Company's shareholders, the 2010 LTI Plan will enable the Compensation Committee to grant awards that will be exempt from the deduction limits of Section 162(m).

Tax Treatment of Awards to Non-Employee Directors and to Employees Outside the United States

The grant and exercise of options and awards under the 2010 LTI Plan to non-employee directors and to employees outside the United States may be taxed on a different basis.


Vote Required for Approval


Shareholder approval of the 2010 LTI Plan requires the affirmative vote of a majority of the shares of Janus' common stock present in person or represented by proxy and entitled to vote on the proposal, provided that the total votes cast represent more than 50 percent of the voting power of the Outstanding Votes. Votes "for" and "against" and abstentions count as votes cast, while broker non-votes do not count as votes cast but count as Outstanding Votes. Thus, the total sum of NYSE Votes Cast must be greater than 50 percent of the total Outstanding Votes, and the number of votes "for" the proposal must be greater than 50 percent of the NYSE Votes Cast. As a result, abstentions have the same effect as a vote against the proposal. Brokers do not have discretionary authority to vote shares on this proposal without direction from the beneficial owner, so broker non-votes could impair our ability to satisfy the requirement that the NYSE Votes Cast represent more than 50 percent of the Outstanding Votes.


THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL NO. 3, APPROVING THE JANUS 2010 LONG TERM INCENTIVE STOCK PLAN.


LEGAL PROCEEDINGS

For information concerning legal proceedings involving the Company, please see our financial statements, including Item 3 and Note 17 to the consolidated financial statements, each included in our Annual Report on Form 10-K, filed on February 24, 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and beneficial owners of more than 10 percent of our equity securities to file reports of holdings and transactions in our equity securities with the SEC and the NYSE generally within two business days of a reportable transaction. As a practical matter, the Company seeks to assist its directors and executives by monitoring transactions and completing and filing reports on their behalf. Based solely on its review of Section 16 reports prepared by or furnished to the Company, we believe that all Section 16(a) SEC filing requirements applicable to our directors and executive officers for fiscal year 2009 were timely met, with the exception of the following: Mr. Paul Balser made a late filing by two business days of a Form 4 in March 2009 due to the late receipt of information from his broker regarding his open market purchase of Janus stock.

SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

Under SEC rules, shareholders intending to present a proposal at the 2011 Annual Meeting and have it included in our Proxy Statement must submit the proposal in writing to our Secretary, Janus Capital

Group Inc., 151 Detroit Street, Denver, Colorado 80206. We must receive the proposal no later than December 30, 2010.

Shareholders intending to present a proposal at the 2011 Annual Meeting but not include it in our Proxy Statement, and shareholders intending to nominate a person for election to the Board of Directors must comply with the requirements set forth in our Bylaws. The Bylaws require, among other things, that a shareholder must submit a written notice of intent to present such a proposal or to make such a nomination and set forth other information specified in the Bylaws. The notice must be received by our Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206, no more than 120 days and no less than 90 days prior to the anniversary date of the immediately preceding year's annual meeting. Therefore, we must receive any such notice for the 2011 Annual Meeting no earlier than December 30, 2010, and no later than January 29, 2011. If the notice is received before December 30, 2010, or after January 29, 2011, it will be considered untimely and we will not be required to present the proposal or nominee for voting at the 2011 Annual Meeting. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

HOUSEHOLDING

Under SEC rules, we are permitted to deliver a single set of our Notice and Proxy Statement (if you request it) to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. This process, called householding, allows us to reduce the number of copies of these materials that we must print and mail. Even if householding is used, each shareholder will continue to receive a separate proxy card or voting instruction card (if requested).

We are not householding with respect to this Proxy Statement for those shareholders who hold their shares directly in their own names. If you share the same last name and address with another Company shareholder who also holds his or her shares directly, and you would each like to start householding for our Notice and Proxy Statement (if you request it) for your respective accounts, then please contact us at Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206, Attention: Corporate Secretary, 888-834-2536.

Some brokers and nominees who hold Company shares on behalf of shareholders may be participating in the practice of householding the Notice and the Proxy Statement (if you request it) for those shareholders. If your household received a single Notice and Proxy Statement (if you request it), but you would like to receive your own copy, please contact us at Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206, Attention: Corporate Secretary, 888-834-2536, and we will promptly send you a copy. If a broker or nominee holds Company shares on your behalf and you share the same last name and address with another shareholder for whom a broker or nominee holds Company shares, and together both of you would like to receive only a single set of the Notice and Proxy Statement (if you request it), please contact ADP Investor Communication Services at 800-542-1061 and inform them of your request, or contact your broker or nominee as described in the voting instruction card or other information you received from your broker or nominee.

If you consent to householding, your election will remain in effect until you revoke it. Should you later revoke your consent, you will be sent separate copies of those documents that are mailed at least 30 days or more after receipt of your revocation.

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:

**The Notice and Proxy Statement are available at www.ematerials.com/jns and
on our Web site (http://ir.janus.com/sec.cfm).**

APPENDIX A

LIPPER CHART

Janus Investment Funds ("JIF")

Lipper Rankings Based on Total Returns as of 12/31/09

	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
Growth Funds – Share Class												
Janus Twenty Fund – J[(1)]	Dec-07	Large-Cap Growth Funds	14	111 / 814	1	2 / 702	1	3 / 582	41	127 / 310	38	286 / 766
Janus Fund – J	Oct-07	Large-Cap Growth Funds	36	290 / 814	35	246 / 702	27	154 / 582	67	207 / 310	40	301 / 754
Janus Forty Fund – S	Dec-07	Large-Cap Growth Funds	13	105 / 814	3	17 / 702	1	4 / 582	7	19 / 310	53	404 / 766
Janus Orion Fund – J	Dec-07	Multi-Cap Growth Funds	8	36 / 459	16	57 / 378	3	9 / 310	–	–	57	238 / 418
Janus Research Fund – J	Jan-06	Large-Cap Growth Funds	16	124 / 814	17	117 / 702	14	78 / 582	76	235 / 310	12	77 / 652
Janus Enterprise Fund – J	Oct-07	Mid-Cap Growth Funds	41	191 / 474	25	103 / 425	14	47 / 353	93	166 / 178	26	115 / 448
Janus Venture Fund – J[(1)]	Jan-97	Small-Cap Growth Funds	7	36 / 540	47	220 / 472	30	116 / 397	84	181 / 217	20	25 / 125
Janus Triton Fund – J	Jun-06	Small-Cap Growth Funds	10	53 / 540	2	9 / 472	–	–	–	–	1	4 / 450
INTECH RM Growth Fund – S	Jan-03	Multi-Cap Growth Funds	62	283 / 459	76	285 / 378	82	252 / 310	–	–	82	227 / 279
Core Funds – Share Class												
Janus Growth and Income Fund – J	Nov-07	Large-Cap Core Funds	7	60 / 906	40	304 / 773	37	240 / 653	68	252 / 374	48	388 / 820
Janus Contrarian Fund – J	Feb-00	Multi-Cap Core Funds	22	170 / 795	46	308 / 683	6	29 / 519	–	–	17	37 / 227
Janus Balanced Fund – J	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	43	219 / 509	1	1 / 412	1	1 / 311	19	28 / 148	1	1 / 338
Janus Research Core Fund – J	Nov-07	Large-Cap Core Funds	9	74 / 906	40	302 / 773	15	98 / 653	35	129 / 374	57	466 / 820
INTECH RM Core Fund – J	Feb-03	Multi-Cap Core Funds	83	656 / 795	68	464 / 683	60	312 / 519	–	–	48	182 / 386
Global/International Funds – Share Class												
Janus Overseas Fund – J	Jun-03	International Funds	1	2 / 1275	1	7 / 975	1	1 / 700	13	48 / 386	1	1 / 611
Janus Worldwide Fund – J	Apr-09	Global Funds	27	142 / 544	64	239 / 378	74	211 / 287	96	137 / 143		‡
Janus Global Technology Fund – J	Jan-06	Global Science/Technology Funds	65	50 / 77	33	21 / 64	26	15 / 58	90	18 / 19	43	27 / 63
Janus Global Life Sciences Fund – J	Apr-07	Global Health/Biotechnology Funds	18	8 / 45	8	3 / 41	33	12 / 36	79	15 / 18	10	4 / 42
Janus Global Research Fund – J	Feb-05	Global Funds	12	65 / 544	10	36 / 378	–	–	–	–	4	11 / 292
Janus Global Opportunities Fund – J	Apr-05	Global Funds	49	266 / 544	33	122 / 378	65	185 / 287	–	–	65	201 / 313
Janus International Equity Fund – I	Nov-06	International Funds	5	55 / 1275	2	14 / 975	–	–	–	–	2	14 / 937
INTECH RM International Fund – I	May-07	International Funds	80	1019 / 1275	–	–	–	–	–	–	54	551 / 1025
Janus International Forty Fund – I	May-08	International Funds	1	7 / 1275	–	–	–	–	–	–	27	310 / 1154
Value Funds – Share Class												
Perkins Mid Cap Value Fund – J	Aug-98	Mid-Cap Value Funds	76	191 / 251	6	11 / 210	5	8 / 161	4	2 / 61	3	1 / 48
Perkins Small Cap Value Fund – J[(1)]	Feb-97	Small-Cap Core Funds	27	198 / 756	1	6 / 631	4	18 / 522	12	32 / 269	4	5 / 128
INTECH RM Value Fund – I	Dec-05	Multi-Cap Value Funds	83	292 / 351	54	153 / 285	–	–	–	–	54	133 / 249
Perkins Large Cap Value Fund – I	Dec-08	Large-Cap Value Funds	31	160 / 527	–	–	–	–	–	–	31	160 / 527
Income Funds – Share Class												
Janus Flexible Bond Fund – J	May-07	Intermediate Investment Grade Debt Funds	52	285 / 549	6	25 / 458	7	24 / 395	18	39 / 219	7	30 / 477
Janus Short-Term Bond Fund – J	May-07	Short Investment Grade Debt Funds	59	144 / 246	2	4 / 223	2	3 / 176	13	12 / 94	3	6 / 231
Janus High-Yield Fund – J	Dec-03	High Current Yield Funds	76	347 / 459	25	98 / 391	17	56 / 341	16	33 / 207	23	70 / 313
Alternative Funds – Share Class												
Janus Long/Short Fund – I	Aug-06	Long/Short Equity Funds	85	104 / 122	40	22 / 54	–	–	–	–	26	11 / 42
Janus Global Real Estate Fund – I	Nov-07	Global Real Estate Funds	3	2 / 80	–	–	–	–	–	–	2	1 / 67
Asset Allocation Funds – Share Class												
Janus SP-Growth – J	Dec-05	Mixed-Asset Targe Alloc. Growth Funds	7	43 / 649	6	32 / 549	–	–	–	–	3	13 / 497
Janus SP-Moderate – J	Dec-05	Mixed-Asset Target Alloc. Mod Funds	10	49 / 509	1	3 / 412	–	–	–	–	2	6 / 369
Janus SP-Conservative – J	Dec-05	Mixed-Asset Targe Alloc. Cons Funds	22	97 / 441	4	13 / 361	–	–	–	–	2	5 / 304
Janus Modular Portfolio Construction Fund – I	Sep-08	Mixed-Asset Targe Alloc. Growth Funds	27	172 / 649	–	–	–	–	–	–	44	276 / 636

Data presented reflects past performance, which is no guarantee of future results.

Lipper, a wholly-owned subsidiary of Thomson Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested and do not include the effect of loads. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Notes:

(1) Closed to new investors.

‡ In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Janus Aspen Series ("JAS") Institutional Shares

Lipper Rankings Based
on Total Returns as of 12/31/09

	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
Growth Funds												
Forty Portfolio	Oct-07	Large-Cap Growth	58	131 / 228	36	73 / 207	33	63 / 191	60	51 / 85	40	84 / 214
Janus Portfolio	Dec-07	Large-Cap Growth	10	21 / 228	1	1 / 207	2	3 / 191	12	10 / 85	52	114 / 219
Enterprise Portfolio	Oct-07	Multi-Cap Growth	29	34 / 120	40	40 / 101	22	19 / 87	78	31 / 39	34	36 / 105
Core Funds												
Balanced Portfolio	Apr-05	Mixed-Asset Target Alloc Moderate	28	49 / 179	1	1 / 122	2	1 / 81	25	12 / 48	2	1 / 93
Growth and Income Portfolio	Nov-07	Large-Cap Core	4	9 / 225	19	39 / 210	22	39 / 181	67	62 / 92	21	43 / 213
Fundamental Equity Portfolio	Nov-07	Large-Cap Core	10	22 / 225	23	47 / 210	15	26 / 181	32	29 / 92	51	108 / 213
Global/International Funds												
Worldwide Growth Portfolio	Apr-09	Global	39	53 / 135	58	57 / 98	83	62 / 74	86	36 / 41		‡
International Growth Portfolio	Jun-03	International	1	1 / 274	1	2 / 227	1	1 / 195	7	7 / 99	1	1 / 179
Global Life Sciences Portfolio	Jan-06	Science & Technology	55	31 / 56	34	18 / 53	25	13 / 51	–	–	34	18 / 53
Global Technology Portfolio	Oct-04	Health/Biotechnology	39	14 / 35	9	3 / 34	24	7 / 29	–	–	17	5 / 29
Value Funds												
Perkins Mid Cap Value Portfolio	May-03	Multi-Cap Core	28	64 / 233	2	3 / 187	2	2 / 126	–	–	1	1 / 104
Income Funds												
Flexible Bond Portfolio	May-07	Intermediate Investment Grade Debt	44	33 / 75	15	10 / 67	19	11 / 60	17	5 / 30	14	9 / 68

Data presented reflects past performance, which is no guarantee of future results. Strong rankings are not indicative of positive fund performance. 2009 absolute performance for most funds was negative.

Lipper, a wholly-owned subsidiary of Thomson Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested and do not include the effect of loads. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Rankings are for the Institutional Shares only; other classes may have different performance characteristics.

Note:

‡   In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

APPENDIX B

JANUS CAPITAL GROUP INC.

2010 Long Term Incentive Stock Plan

JANUS CAPITAL GROUP INC.
2010 LONG TERM INCENTIVE STOCK PLAN

ARTICLE 1

HISTORY, EFFECTIVE DATE, OBJECTIVES AND DURATION

1.1 *History.*   Janus Capital Group, Inc., a Delaware corporation (the "Company"), has established the Janus Capital Group 2010 Long Term Incentive Stock Plan, as set forth herein, and as the same may be amended from time to time (the "Plan").

1.2 *Objectives of the Plan.*   The Plan is intended to allow employees, directors and consultants of the Company and its Subsidiaries to acquire or increase equity ownership in the Company, thereby strengthening their commitment to the success of the Company and stimulating their efforts on behalf of the Company, and to assist the Company and its Subsidiaries in attracting new employees, directors and consultants and retaining existing employees, directors and consultants. The Plan also is intended to optimize the profitability and growth of the Company through incentives which are consistent with the Company's goals; to provide employees, directors and consultants with an incentive for excellence in individual performance; and to promote teamwork among employees, directors and consultants.

1.3 *Duration of the Plan.*   The Plan shall commence on the Effective Date and shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Article 13 hereof, until the earlier of (a) all Shares subject to the Plan have been purchased or acquired according to the Plan's provisions or (b) the tenth anniversary of its Effective Date. No Awards shall be granted under the Plan after such termination date.

ARTICLE 2

DEFINITIONS

Whenever used in the Plan, the following terms shall have the meanings set forth below:

2.1 "*Article*" means an Article of the Plan.

2.2 "*Award*" means Options (including Incentive Stock Options), Restricted Shares (awarded as Shares or Share Units), stock appreciation rights (SARs), Shares or Dividend Equivalents granted under the Plan.

2.3 "*Award Agreement*" means the written agreement by which an Award shall be evidenced.

2.4 "*Board*" means the board of directors of the Company.

2.5 "*Cause*" means, unless otherwise defined in an Award Agreement or any other agreement between the Grantee and the Company or a Subsidiary,

(a) before the occurrence of a Change of Control, any one or more of the following, as determined by the Committee:

(1) a Grantee's commission of a crime which, in the judgment of the Committee, resulted or is likely to result in damage or injury to the Company or a Subsidiary;

(2) the material violation by the Grantee of written policies of the Company or a Subsidiary;

(3) the habitual neglect or failure by the Grantee in the performance of his or her duties to the Company or a Subsidiary (but only if such neglect or failure is not remedied within a reasonable remedial period after Grantee's receipt of written notice from the Company which describes such neglect or failure in reasonable detail and specifies the remedial period); or

(4) action or inaction by the Grantee in connection with his or her duties to the Company or a Subsidiary resulting, in the judgment of the Committee, in material injury to the Company or a Subsidiary; and

(b) from and after the occurrence of a Change of Control, the occurrence of any one or more of the following, as determined in the good faith and reasonable judgment by the affirmative vote of not less than three-quarters (¾) of the entire membership of the Board at a meeting of the Board which was called and held for the purpose of considering such termination (after reasonable notice to the Grantee and an opportunity for the Grantee, together with the Grantee's counsel, to be heard before the Board):

(1) the willful and continued failure by the Grantee to substantially perform the Grantee's duties with the Company (other than any such failure resulting from the Grantee's incapacity due to physical or mental illness) that has not been cured within 30 days after a written demand for substantial performance is delivered to the Grantee by the Board, which demand specifically identifies the manner in which the Board believes that the Grantee has not substantially performed the Grantee's duties;

(2) the willful engaging by the Grantee in conduct which is demonstrably and materially injurious to the Company or a Subsidiary, monetarily or otherwise; or

(3) the willful or reckless violation by the Grantee of a material legal or regulatory requirement that is materially and demonstrably injurious to the Company.

For purposes of this definition, no act, or failure to act, on the Grantee's part shall be deemed "willful" unless done, or omitted to be done, by the Grantee not in good faith and without reasonable belief that the Grantee's act, or failure to act, was in the best interest of the Company. Any act, or failure to act, based upon express written authority by the Board, Chief Executive Officer and/or Chief Investment Officer with respect to such act or omission or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Grantee in good faith and in the best interests of the Company.

2.6 "*Change of Control*" shall, unless otherwise defined in the Award Agreement, be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(a) a change in the composition of the Board such that the individuals who, as of the effective date of the this Agreement, constitute the Board (such Board shall be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided*, *however*, for purposes of this definition, that any individual who becomes a member of the Board subsequent to the effective date hereof, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; but, *provided further*, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act, as modified) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(b) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of the assets or stock of another entity ("Business Combination"); excluding, however, such a Business Combination pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50 percent of, respectively, the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (other than the Company or any employee benefit plan (or related trust) of the Company or the corporation resulting from such Business Combination) will beneficially own, directly or indirectly, 20 percent or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors except to the extent that such ownership existed prior to the Business Combination; and (3) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation resulting form such Business Combination; or

(c) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding (a), (b) and (c) above, that for each Award subject to Section 409A of the Code, a Change of Control shall be deemed to have occurred under this Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code.

2.7 *"Change of Control Value"* means the Fair Market Value of a Share on the date of a Change of Control.

2.8 *"Code"* means the Internal Revenue Code of 1986, as amended from time to time, and regulations and rulings thereunder. References to a particular section of the Code include references to successor provisions of the Code or any successor code.

2.9 *"Committee"* has the meaning set forth in Article 3.

2.10 *"Common Stock"* means the common stock, $.01 par value, of the Company.

2.11 *"Company"* has the meaning set forth in Section 1.1.

2.12 *"Covered Employee"* means a Grantee who, as of the date that the value of an Award is recognizable as taxable income, is one of the group of "covered employees," within the meaning of Section 162(m) of the Code.

2.13 *"Disability"* means that a Grantee (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or a Subsidiary of the Company.

2.14 *"Disqualifying Disposition"* has the meaning set forth in Section 6.4.

2.15 *"Dividend Equivalents"* has the meaning set forth in Section 11.3.

2.16 *"Effective Date"* shall mean the later of (a) the date that the Plan was adopted by the Board and (b) the date the Plan was approved by stockholders of the Company.

2.17 *"Eligible Person"* means (i) any employee (including any officer) of the Company or any Subsidiary, including any such employee who is on an approved leave of absence, layoff or has been subject to a disability which does not qualify as a Disability, (ii) any director of the Company or any Subsidiary and (iii) any person performing services for the Company or a Subsidiary in the capacity of a consultant or otherwise.

2.18 *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time. References to a particular section of the Exchange Act include references to successor provisions.

2.19 *"Fair Market Value"* means (A) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee, and (B) with respect to Shares, unless otherwise determined by the Committee, as of any date, (i) the average of the high and low trading prices on the date of determination on the New York Stock Exchange (or, if no sale of Shares was reported for such date, on the next preceding date on which a sale of Shares was reported); (ii) if the Shares are not listed on the New York Stock Exchange, the average of the high and low trading prices of the Shares on such other national exchange on which the Shares are principally traded or as reported by the National Market System, or similar organization, or if no such quotations are available, the average of the high bid and low asked quotations in the over-the-counter market as reported by the National Quotation Bureau Incorporated or similar organizations; or (iii) in the event that there shall be no public market for the Shares, the fair market value of the Shares as determined by the Committee.

2.20 *"Freestanding SAR"* means an SAR that is granted independently of any other Award.

2.21 *"Grant Date"* has the meaning set forth in Section 5.2.

2.22 *"Grantee"* means an individual who has been granted an Award.

2.23 *"Incentive Stock Option"* means an option granted under Article 6 of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provisions thereto.

2.24 *"including"* or *"includes"* means "including, without limitation," or "includes, without limitation," respectively.

2.25 *"Management Committee"* has the meaning set forth in Article 3.

2.26 *"Option"* means an option granted under Article 6 of the Plan.

2.27 *"Outside Director"* means a member of the Board who is not an employee of the Company or any Subsidiary and who meets the other requirements to be an outside director (as that term is defined for purposes of the regulations under Section 162(m) of the Code.

2.28 *"Performance-Based Exception"* means the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code.

2.29 *"Performance Measures"* means the criteria and objectives, determined by the Committee, which must be met during the applicable Performance Period as a condition of the Grantee's receipt of payment with respect to an Award. Unless and until the Committee proposes for stockholder vote and stockholders approve a change in the general performance measures set forth in this section, with respect to Covered Employees, performance measures may include any or all of the following or any combination thereof: (a) stock price; (b) market share; (c) sales (gross or net); (d) asset quality; (e) non-performing assets; (f) earnings per share; (g) return on equity; (h) costs; (i) operating income; (j) net income; (k) marketing-spending efficiency; (l) return on operating assets; (m) return on assets; (n) core non-interest income; (o) fund performance; (p) pre-tax margin; (q) pre-tax income; (r) levels of cost savings; (s) operating margin; (t) flows into Janus products (gross or net), (u) earnings, (v) earnings before interest, taxes, depreciation and amortization, and/or (w) improvements in productivity and objective operating goals. Any of the foregoing performance measures may be applied, as determined by the Committee, in respect of the Company or any of its Subsidiaries, affiliates, business units or divisions and/or the Company's or any of its Subsidiaries, affiliates, business units or divisions worldwide, regional or country specific operations (or any combination of the foregoing). Performance measures shall specify whether they are to be measured relative to budgeted or other internal goals, operations, performance or results of the Company and/or any of its Subsidiaries, affiliates, business units or divisions, or relative to the performance of one or more peer groups of the Company and/or any of its Subsidiaries, affiliates, business units or divisions, with the composition of any such peer groups to be determined by the Committee at the time the performance measure is established. Performance measures may be stated in the alternative or in combination. The Committee shall have the right but not the obligation to make adjustments to a performance measure to take into account any unusual or extraordinary events, to the extent not inconsistent with the requirements of the Performance-Based Exception. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance measures without obtaining stockholder approval of such changes, and still qualify for the Performance-Based Exception, the Committee shall have sole discretion to make such changes without obtaining stockholder approval.

2.30 *"Performance Period"* means the time period during which the Performance Measures must be met.

2.31 *"Period of Restriction"* means the period during which the transfer of Restricted Shares is limited in some way (the length of the period being based on the passage of time, the achievement of Performance Measures, or upon the occurrence of other events as determined by the Committee), and the Shares are subject to a substantial risk of forfeiture, as provided in Article 8.

2.32 *"Person"* shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.33 *"Plan"* has the meaning set forth in Section 1.1.

2.34 *"Plan Committee"* has the meaning set forth in Article 3.

2.35 *"Required Withholding"* has the meaning set forth in Article 14.

2.36 *"Restricted Shares"* means Shares or Share Units that are subject to forfeiture if the Grantee does not satisfy the conditions specified in the Award Agreement applicable to such Shares or Share Units.

2.37 *"Retirement"* means, for any Grantee who is a director or employee of the Company or any Subsidiary, (A) for any Award other than a Share Unit, a Termination of Affiliation by the Grantee upon having both attained age fifty-five (55) and completed at least ten (10) years of service with the Company or a Subsidiary, and (B) for any Share Unit, the Grantee having both attained age fifty-five (55) and completed at least ten (10) years of service with the Company or a Subsidiary.

2.38 *"Rule 16b-3"* means Rule 16b-3 promulgated by the SEC under the Exchange Act, as amended from time to time, together with any successor rule, as in effect from time to time.

2.39 *"SAR"* means a stock appreciation right.

2.40 *"SEC"* means the United States Securities and Exchange Commission, or any successor thereto.

2.41 *"Section"* means, unless the context otherwise requires, a Section of the Plan.

2.42 *"Section 16 Person"* means a person who is subject to potential liability under Section 16(b) of the 1934 Act with respect to transactions involving equity securities of the Company.

2.43 *"Share"* means a share of Common Stock.

2.44 *"Share Unit"* means a bookkeeping entry representing the equivalent of one share of Common Stock that is payable in the form of Common Stock, cash, or any combination of the foregoing.

2.45 "*Strike Price*" of any SAR shall equal, for any Tandem SAR (whether such Tandem SAR is granted at the same time as or after the grant of the related Option), the option price of such Option, or for any other SAR, 100 percent of the Fair Market Value of a Share on the Grant Date of such SAR; provided that the Committee may specify a higher Strike Price in the Award Agreement.

2.46 "*Subsidiary*" means a United States or foreign corporation or limited liability company, partnership or other similar entity with respect to which the Company owns, directly or indirectly, 50 percent or more of the Voting Power of such corporation, limited liability company, partnership or other similar entity

2.47 "*Tandem SAR*" means an SAR that is granted in connection with a related Option, the exercise of which shall require cancellation of the right to purchase a Share under the related Option (and when a Share is purchased under the related Option, the Tandem SAR shall similarly be canceled).

2.48 "*Termination of Affiliation*" occurs on the first day on which an individual is for any reason no longer an employee, director or consultant of the Company or any Subsidiary, or with respect to an individual who is an employee or director of, or consultant to, a corporation which is a Subsidiary, the first day on which such corporation ceases to be a Subsidiary; provided, however, that for each Award subject to Section 409A of the Code, a Termination of Affiliation shall be deemed to have occurred under this Plan with respect to such award on the first day on which an individual has experienced a "separation from service" within the meaning of Section 409A of the Code.

2.49 "*10% Owner*" means a person who owns capital stock (including stock treated as owned under Section 424(d) of the Code) possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company or any Subsidiary.

2.50 "*Voting Power*" means the combined voting power of the then-outstanding securities of a corporation entitled to vote generally in the election of directors.

ARTICLE 3

ADMINISTRATION

3.1 *Committee.*

(a) Subject to Article 13 and to Section 3.2, the Plan shall be administered by the Board, or a committee appointed by the Board to administer the Plan (the "Plan Committee"). To the extent the Board considers it desirable to comply with or qualify under Rule 16b-3 or meet the Performance-Based Exception, the Plan Committee shall consist of two or more directors of the Company, all of whom qualify as Outside Directors and "non-employee directors" within the meaning of Rule 16b-3. The number of members of the Plan Committee shall from time to time be increased or decreased, and shall be subject to such conditions, in each case as the Board deems appropriate to permit transactions in Shares pursuant to the Plan to satisfy such conditions of Rule 16b-3 and the Performance-Based Exception as then in effect.

(b) The Board or the Plan Committee may appoint and delegate to another committee ("Management Committee") any or all of the authority of the Board or the Committee, as applicable, with respect to Awards to Grantees other than Grantees who are Section 16 Persons at the time any such delegated authority is exercised. With respect to Awards that are intended to meet the Performance-Based Exception and that are made to a Grantee who is expected to be a Covered Employee, such delegation shall not include any authority, which if exercised by the Management Committee rather than by the Plan Committee, would cause the Grantee's Award to fail to meet the Performance-Based Exception.

(c) Any references herein to "Committee" are references to the Board, or the Plan Committee or the Management Committee, as applicable.

3.2 *Powers of Committee.*

Subject to the express provisions of the Plan, the Committee has full and final authority and sole discretion as follows:

(a) to determine when, to whom and in what types and amounts Awards should be granted and the terms and conditions applicable to each Award, including the benefit payable under any SAR, and whether or not specific Awards shall be granted in connection with other specific Awards, and if so whether they shall be exercisable cumulatively with, or alternatively to, such other specific Awards;

(b) to determine the amount, if any, that a Grantee shall pay for Restricted Shares, whether to permit or require the payment of cash dividends thereon to be deferred and the terms related thereto, when Restricted Shares (including Restricted Shares acquired upon the exercise of an Option) shall be forfeited and whether such shares shall be held in escrow;

(c) to construe and interpret the Plan and to make all determinations necessary or advisable for the administration of the Plan;

(d) to make, amend, and rescind rules relating to the Plan, including rules with respect to the exercisability and non-forfeitability of Awards upon the Termination of Affiliation of a Grantee;

(e) to determine the terms and conditions of all Award Agreements (which need not be identical) and, with the consent of the Grantee, to amend any such Award Agreement at any time, among other things, to permit transfers of such Awards to the extent permitted by the Plan; *provided* that the consent of the Grantee shall not be required for any amendment which (i) does not adversely affect the rights of the Grantee, or (ii) is necessary or advisable (as determined by the Committee) to carry out the purpose of the Award as a result of any new or change in existing applicable law;

(f) to cancel, with the consent of the Grantee, outstanding Awards and to grant new Awards in substitution therefore;

(g) to accelerate the exercisability (including exercisability within a period of less than six months after the Grant Date) or the vesting of, and to accelerate or waive any or all of the terms and conditions applicable to, any Award or any group of Awards for any reason and at any time, including in connection with a Termination of Affiliation;

(h) subject to Section 5.3, to extend the time during which any Award or group of Awards may be exercised;

(i) to make such adjustments or modifications to Awards to Grantees working outside the United States as are advisable to fulfill the purposes of the Plan or to comply with applicable local law;

(j) to impose such additional terms and conditions upon the grant, exercise or retention of Awards as the Committee may, before or concurrently with the grant thereof, deem appropriate, including limiting the percentage of Awards which may from time to time be exercised by a Grantee; and

(k) to take any other action with respect to any matters relating to the Plan for which it is responsible.

All determinations on all matters relating to the Plan or any Award Agreement may be made in the sole and absolute discretion of the Committee, and all such determinations of the Committee shall be final, conclusive and binding on all Persons. No member of the Committee shall be liable for any action or determination made with respect to the Plan or any Award.

ARTICLE 4

SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1 *Number of Shares Available for Grants.* Subject to adjustment as provided in Section 4.2, the number of Shares hereby reserved for issuance under the Plan shall be 4,400,000. Notwithstanding anything herein to the contrary, all Shares subject to a SAR award that are settled in Shares shall be counted in full against the number of shares reserved for issuance under the Plan. The number of Shares for which Awards may be granted to any Grantee on any Grant Date, when aggregated with the number of Shares for which Awards have previously been granted to such Grantee in the same calendar year, shall not exceed one percent (1%) of the total Shares outstanding as of such Grant Date; provided, however, that the total number of Shares for which Awards may be granted to any Grantee in any calendar year shall not exceed 500,000. For purposes of determining the maximum for a Grantee under the preceding sentence, any Award of Shares that the Grantee receives under the Company's Employment Inducement Award Plan shall be treated as if it were an Award of Shares under this Plan. Determinations made in respect of the limitation set forth above shall be made in a manner consistent with Section 162(m) of the Code. If any Shares subject to an Award granted hereunder are forfeited, terminated, expired or canceled or such Award otherwise terminates without the issuance of such Shares or of other consideration in lieu of such Shares, the Shares subject to such Award, to the extent of any such forfeiture, termination, expiration or cancellation shall again be available for grant under the Plan (without a charge against the aggregate number of Shares available for issuance hereunder). Notwithstanding the foregoing, Shares surrendered or withheld as payment of either the Strike Price of an Award (including Shares otherwise underlying an Award of a SAR that are retained by the Company to account for the grant price of such SAR) and/or withholding taxes in respect of an Award shall no longer be available for grant under the Plan. The Committee may from time to time determine the appropriate methodology for calculating the number of Shares (i) issued pursuant to the Plan, and (ii) granted to any Grantee pursuant to the Plan. Shares issued pursuant to the Plan may be treasury Shares or newly-issued Shares.

4.2 *Adjustments in Authorized Shares.* In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, subdivision, consolidation or reduction of capital, reorganization, merger, split-up, spin-off or combination involving the Company or repurchase or exchange of Shares or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that any adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or property) with respect to which Awards may be granted; (ii) the number and type of Shares (or other securities or property) subject to outstanding Awards; and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, cancel an outstanding Award, in exchange for, if deemed appropriate, a cash payment to the holder of an outstanding Award or the substitution of other property for Shares subject to an outstanding Award; *provided*, in each case that with respect to Awards of Incentive Stock Options no such adjustment shall be authorized to the extent that such adjustment would cause the Plan to violate Section 422(b)(1) of the Code or any successor provision thereto; and *provided further*, that with respect to Options and SARs, such adjustment shall be made in accordance with the provisions of Section 424(h) of the Code; and, *provided further*, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

ARTICLE 5

ELIGIBILITY AND GENERAL CONDITIONS OF AWARDS

5.1   *Eligibility.*   The Committee may grant Awards to any Eligible Person, whether or not he or she has previously received an Award.

5.2   *Grant Date.*   The Grant Date of an Award shall be the date on which the Committee grants the Award or such later date as specified by the Committee.

5.3   *Maximum Term.*   Except with respect to an Option Award, the term during which an Award may be outstanding shall under no circumstances extend more than 10 years after the Grant Date, and shall be subject to earlier termination as herein provided.

5.4   *Award Agreement.*   To the extent not set forth in the Plan, the terms and conditions of each Award (which need not be the same for each grant or for each Grantee) shall be set forth in an Award Agreement.

5.5   *Restrictions on Share Transferability.*   The Committee may impose such restrictions on any Shares acquired pursuant to the exercise or vesting of an Award as it may deem advisable, including restrictions under applicable federal securities laws.

5.6   *Termination of Affiliation.*   Except as otherwise provided by the Committee or in the applicable Award Agreement, and subject to the provisions of Article 12, the extent to which the Grantee shall have the right to exercise, vest in or receive payment in respect of an Award following Termination of Affiliation shall be determined in accordance with the following provisions of this Section 5.6.

(a)   *For Cause.*   If a Grantee has a Termination of Affiliation for Cause, (i) the Grantee's Restricted Shares that are forfeitable shall thereupon be forfeited, subject to the provisions of Section 8.5 regarding repayment of certain amounts to the Grantee, and (ii) any unexercised Option or SAR shall terminate effective immediately upon such Termination of Affiliation.

(b)   *On Account of Death or Disability.*   If a Grantee has a Termination of Affiliation on account of death or Disability, then:

(1)   the Grantee's Restricted Shares that were forfeitable shall thereupon become non-forfeitable; and

(2)   any unexercised Option or SAR, whether or not exercisable on the date of such Termination of Affiliation, may be exercised, in whole or in part, within the first 12 months after such Termination of Affiliation (but only during the option term) and shall terminate immediately thereafter; such Option or SAR may be exercised to the extent permitted under this section by the Grantee or, after his or her death, by (i) his or her personal representative or the person to whom the Option or SAR, as applicable, is transferred by will or the applicable laws of descent and distribution, or (ii) the Grantee's beneficiary designated in accordance with Article 9.

(c)   *On Account of Retirement.*   Upon Grantee's Retirement, then:

(1)   the Grantee's Restricted Shares that were forfeitable shall thereupon become nonforfeitable; and

(2)   any unexercised Option or SAR, whether or not exercisable on the date of such Termination of Affiliation, may be exercised, in whole or in part, within the first five years after such Termination of Affiliation (but only during the option term) and shall terminate immediately thereafter; such Option or SAR may be exercised to the extent permitted under this section by the Grantee or, after his or her death, by (i) his or her personal representative or the person to whom the Option or SAR, as applicable, is transferred by will or the applicable laws of descent and distribution, or (ii) the Grantee's beneficiary designated in accordance with Article 9.

(d) *Any Other Reason.*   If a Grantee has a Termination of Affiliation for any reason other than for Cause, death, Disability or Retirement, then:

(1) the Grantee's Restricted Shares, to the extent forfeitable on the date of the Grantee's Termination of Affiliation, shall be forfeited on such date;

(2) if such Termination of Affiliation is the result of the Grantee's voluntary termination of employment, any unexercised Option or SAR, to the extent not exercisable immediately before the Grantee's Termination of Affiliation shall terminate immediately upon such Termination of Affiliation, and to the extent exercisable immediately before the Grantee's Termination of Affiliation, may be exercised in whole or in part, not later than three months after such Termination of Affiliation (but only during the option term) and shall terminate immediately thereafter; such Option or SAR may be exercised to the extent permitted under this section by the Grantee or, after his or her death, by (i) his or her personal representative or the person to whom the Option or SAR, as applicable, is transferred by will or the applicable laws of descent and distribution, or (ii) the Grantee's beneficiary designated in accordance with Article 9; and

(3) if such Termination of Affiliation is the result of the Grantee's termination of employment by the Company or a Subsidiary (other than for Cause), then, any unexercised Option, whether or not exercisable immediately before the Grantee's Termination of Affiliation, may be exercised in whole or in part, not later than three months after such Termination of Affiliation (but only during the option term) and shall terminate immediately thereafter; such Option or SAR may be exercised to the extent permitted under this section by the Grantee or, after his or her death, by (i) his or her personal representative or the person to whom the Option is transferred by will or the applicable laws of descent and distribution, or (ii) the Grantee's beneficiary designated in accordance with Article 9.

5.7 *Non-transferability of Awards.*

(a) Except as provided in Section 5.7(c) below, each Award, and each right under any Award, shall be exercisable only by the Grantee during the Grantee's lifetime, or, if permissible under applicable law, by the Grantee's guardian or legal representative.

(b) Except as provided in Section 5.7(c) below, no Award (prior to the time, if applicable, Shares are issued in respect of such Award), and no right under any Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Grantee otherwise than by will or by the laws of descent and distribution (or in the case of Restricted Shares, to the Company), and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary; *provided*, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(c) To the extent and in the manner permitted by the Committee, and subject to such terms, conditions, restrictions or limitations that may be prescribed by the Committee, a Grantee may transfer an Award (other than an Incentive Stock Option) to (i) a spouse, sibling, parent, child (including an adopted child) or grandchild (any of which, an "Immediate Family Member") of the Grantee; (ii) a trust, the primary beneficiaries of which consist exclusively of the Grantee or Immediate Family Members of the Grantee; or (iii) a corporation, partnership or similar entity, the owners of which consist exclusively of the Grantee or Immediate Family Members of the Grantee.

5.8 *Cancellation and Rescission of Awards.*   Unless the Award Agreement specifies otherwise, the Committee may cancel, rescind, suspend, withhold, or otherwise limit or restrict any unexercised Award at any time if the Grantee is not in compliance with all applicable provisions of the Award Agreement and the Plan or if the Grantee has a Termination of Affiliation for Cause.

5.9 *Loans and Guarantees.*   The Committee may, subject to applicable law, (i) allow a Grantee to defer payment to the Company of all or any portion of the option price of an Option or the purchase price of Restricted Shares, or (ii) cause the Company to loan to the Grantee, or guarantee a loan from a third party to the Grantee for, all or any portion of the option price of an Option or the purchase price of Restricted Shares or all or any portion of any taxes associated with the exercise of, nonforfeitability of, or payment of benefits in connection with, an Award. Any such payment deferral, loan or guarantee by the Company shall be on such terms and conditions as the Committee may determine. Notwithstanding the foregoing, the Company shall not loan to the Grantee, or guarantee a loan from a third party to the Grantee, as described in the preceding sentence, if such loan is prohibited under Section 402 of the Sarbanes-Oxley Act of 2002, as may be amended.

ARTICLE 6

STOCK OPTIONS

6.1 *Grant of Options.*   Subject to the terms and provisions of the Plan, Options may be granted to any Eligible Person in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee. Without in any manner limiting the generality of the foregoing and in a manner intended to comply with Section 409A of the Code, the Committee may grant to any Eligible Person, or permit any Eligible Person to elect to receive, an Option in lieu of or in substitution for any other compensation (whether payable currently or on a deferred basis, and whether payable under this Plan or otherwise) which such Eligible Person may be eligible to receive from the Company or a Subsidiary.

6.2 *Award Agreement.*   Each Option grant shall be evidenced by an Award Agreement that shall specify the option price, the option term, the number of shares to which the Option pertains, the time or times at which such Option shall be exercisable and such other provisions as the Committee shall determine. In no event shall the Option be exercisable for a period of more than seven (7) years from its Grant Date, provided that it may be subject to earlier termination as provided herein or in the applicable Award Agreement.

6.3 *Option Price.*   The option price of an Option under this Plan shall be determined by the Committee, and shall be equal to or more than 100 percent of the Fair Market Value of a Share on the Grant Date; provided, however, that any Option that is (x) granted to a Grantee in connection with the acquisition ("Acquisition"), however effected, by the Company of another corporation or entity ("Acquired Entity") or the assets thereof, (y) associated with an option to purchase shares of stock of the Acquired Entity or an affiliate thereof ("Acquired Entity Option") held by such Grantee immediately prior to such Acquisition, and (z) intended to preserve for the Grantee the economic value of all or a portion of such Acquired Entity Option ("Substitute Option") may, to the extent necessary to achieve such preservation of economic value, be granted with an option price that is less than 100 percent of the Fair Market Value of a Share on the Grant Date, provided that such grant is made in a manner that will not result in the Substitute Option being subject to the requirements of Section 409A of the Code.

6.4 *Grant of Incentive Stock Options.*   At the time of the grant of any Option, the Committee may designate that such Option shall be made subject to additional restrictions to permit it to qualify as an "incentive stock option" under the requirements of Section 422 of the Code. Any Option designated as an Incentive Stock Option shall, to the extent required by Section 422 of the Code:

(a)   if granted to a 10 percent Owner, have an option price not less than 110 percent of the Fair Market Value of a Share on its Grant Date;

(b)   be exercisable for a period of not more than seven (7) years (five years in the case of an Incentive Stock Option granted to a 10 percent Owner) from its Grant Date, and be subject to earlier termination as provided herein or in the applicable Award Agreement;

(c) not have an aggregate Fair Market Value (as of the Grant Date of each Incentive Stock Option) of the Shares with respect to which Incentive Stock Options (whether granted under the Plan or any other stock option plan of the Grantee's employer or any parent or Subsidiary thereof ("Other Plans")) are exercisable for the first time by such Grantee during any calendar year, determined in accordance with the provisions of Section 422 of the Code, which exceeds $100,000 (the "$100,000 Limit");

(d) if the aggregate Fair Market Value of the Shares (determined on the Grant Date) with respect to the portion of such grant which is exercisable for the first time during any calendar year ("Current Grant") and all Incentive Stock Options previously granted under the Plan and any Other Plans which are exercisable for the first time during the same calendar year ("Prior Grants") would exceed the $100,000 Limit be exercisable as follows:

(1) the portion of the Current Grant which would, when added to any Prior Grants, be exercisable with respect to Shares which would have an aggregate Fair Market Value (determined as of the respective Grant Date for such options) in excess of the $100,000 Limit shall, notwithstanding the terms of the Current Grant, be exercisable for the first time by the Grantee in the first subsequent calendar year or years in which it could be exercisable for the first time by the Grantee when added to all Prior Grants without exceeding the $100,000 Limit; and

(2) if, viewed as of the date of the Current Grant, any portion of a Current Grant could not be exercised under the preceding provisions of this Section during any calendar year commencing with the calendar year in which it is first exercisable through and including the last calendar year in which it may by its terms be exercised, such portion of the Current Grant shall not be an Incentive Stock Option, but shall be exercisable as an Option which is not an Incentive Stock Option at such date or dates as are provided in the Current Grant;

(e) be granted within seven (7) years from the earlier of the date the Plan is adopted or the date the Plan is approved by the stockholders of the Company; and

(f) by its terms not be assignable or transferable other than by will or the laws of descent and distribution and may be exercised, during the Grantee's lifetime, only by the Grantee; *provided*, *however*, that the Grantee may, in any manner permitted by the Plan and specified by the Committee, designate in writing a beneficiary to exercise his or her Incentive Stock Option after the Grantee's death.

Any Option designated as an Incentive Stock Option shall also require the Grantee to notify the Committee of any disposition of any Shares issued pursuant to the exercise of the Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) (any such circumstance, a "Disqualifying Disposition"), within 10 days of such Disqualifying Disposition.

Notwithstanding Section 3.2(e), the Committee may, without the consent of the Grantee, at any time before the exercise of an Option (whether or not an Incentive Stock Option), take any action necessary to prevent such Option from being treated as an Incentive Stock Option.

6.5 *Payment.* Options granted under this Article 6 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares made by any one or more of the following means subject to the approval of the Committee:

(a) cash, personal check or wire transfer;

(b) Shares, valued at their Fair Market Value on the date of exercise;

(c)   Restricted Shares, each such Share valued at the Fair Market Value of a Share on the date of exercise;

(d)   subject to applicable law, pursuant to procedures approved by the Committee, through the sale of the Shares acquired on exercise of the Option, valued at their Fair Market Value in the date of exercise, sufficient to pay for such Shares, together with, if requested by the Company, the amount of federal, state, local or foreign withholding taxes payable by Grantee by reason of such exercise; or

(e)   when permitted by the Committee, payment may also be made in accordance with Section 5.9.

If any Restricted Shares ("Tendered Restricted Shares") are used to pay the option price, a number of Shares acquired on exercise of the Option equal to the number of Tendered Restricted Shares shall be subject to the same restrictions as the Tendered Restricted Shares, determined as of the date of exercise of the Option.

ARTICLE 7

STOCK APPRECIATION RIGHTS

7.1   *Grant of SARs.*   Subject to the terms and conditions of the Plan, SARs may be granted to any Eligible Person at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs or any combination thereof. The Committee shall determine the number of SARs granted to each Grantee (subject to Article 4), the Strike Price thereof, and, consistent with Section 7.2 and the other provisions of the Plan, the other terms and conditions pertaining to such SARs. The Strike Price shall be determined by the Committee, and shall be equal to or more than 100 percent of the Fair Market Value of a Share on the Grant Date; provided, however, that any Option that is (x) granted to a Grantee in connection with the acquisition ("Acquisition"), however effected, by the Company of another corporation or entity ("Acquired Entity") or the assets thereof, (y) associated with an option to purchase shares of stock of the Acquired Entity or an affiliate thereof ("Acquired Entity Option") held by such Grantee immediately prior to such Acquisition, and (z) intended to preserve for the Grantee the economic value of all or a portion of such Acquired Entity Option ("Substitute Option") may, to the extent necessary to achieve such preservation of economic value, be granted with an option price that is less than 100 percent of the Fair Market Value of a Share on the Grant Date, provided that such grant is made in a manner that will not result in the Substitute Option being subject to the requirements of Section 409A of the Code.

7.2   *Exercise of Tandem SARs.*   Tandem SARs may be exercised for all or part of the Shares subject to the related Award upon the surrender of the right to exercise the equivalent portion of the related Award. A Tandem SAR may be exercised only with respect to the Shares for which its related Award is then exercisable. Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR, (i) the Tandem SAR will expire no later than the expiration of the underlying Option; (ii) the value of the payout with respect to the Tandem SAR may be for no more than 100 percent of the difference between the option price of the underlying Option and the Fair Market Value of the Shares subject to the underlying Option at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the Option exceeds the option price of the Option.

7.3   *Payment of SAR Amount.*   Upon exercise of an SAR, the Grantee shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a)   the excess of the Fair Market Value of a Share on the date of exercise over the Strike Price;

by

(b)   the number of Shares with respect to which the SAR is exercised;

provided that the Committee may provide in the Award Agreement that the benefit payable on exercise of an SAR shall not exceed such percentage of the Fair Market Value of a Share on the Grant Date as the Committee shall specify. As provided by the Committee in the Award Agreement, the payment upon exercise of a Freestanding SAR or Tandem SAR shall either be in Shares which have an aggregate Fair Market Value (as of the date of exercise of the SAR) equal to the amount of the payment or cash.

ARTICLE 8

RESTRICTED SHARES

8.1 *Grant of Restricted Shares.*   Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Restricted Shares to any Eligible Person in such amounts as the Committee shall determine.

8.2 *Award Agreement.*   Each grant of Restricted Shares shall be evidenced by an Award Agreement that shall specify the period(s) of restriction, the number of Restricted Shares granted, and such other provisions as the Committee shall determine including, with respect to each Restricted Share that is also a Share Unit, the time and form of payment of such Restricted Share; provided, however, that with respect to Restricted Shares that are also Share Units, if such Share Units would be subject to Section 409A of the Code, the provisions of such Share Unit shall comply with the requirements set forth in Section 409A of the Code.

8.3 *Restrictions.*   The Committee may impose such conditions and/or restrictions on any Restricted Shares granted pursuant to the Plan as it may deem advisable, including restrictions based upon the achievement of Performance Measures, the achievement of individual performance goals, time-based restrictions on vesting, and/or restrictions under applicable securities laws. If vesting conditions relate exclusively to the passage of time and continued employment, then, except for grants to consultants or directors, or newly hired employees, such time period shall not be less than 36 months, with ⅓ of the Award vesting every 12 months from the date of the Award, subject to Article 12 and Section 5.6 of the Plan.

8.4 *Consideration.*   The Committee shall determine the amount, if any, that a Grantee shall pay for Restricted Shares. Such payment shall be made in full by the Grantee before the delivery of the Shares or Share Units and in any event no later than 10 business days after the Grant Date for such Shares or Share Units.

8.5 *Effect of Forfeiture.*   If Restricted Shares are forfeited, and if the Grantee was required to pay for such Shares or Share Units or acquired such Restricted Shares upon the exercise of an Option, the Grantee shall be deemed to have resold such Restricted Shares to the Company at a price equal to the lesser of (x) the amount paid by the Grantee for such Restricted Shares, or (y) the Fair Market Value of a Share or Share Unit on the date of such forfeiture. The Company shall pay to the Grantee the required amount as soon as is administratively practical. Such Restricted Shares shall cease to be outstanding, and shall no longer confer on the Grantee thereof any rights as a stockholder of the Company, from and after the date of the event causing the forfeiture, whether or not the Grantee accepts the Company's tender of payment for such Restricted Shares.

8.6 *Escrow; Legends.*   The Committee may provide that the certificates for any Restricted Shares (x) shall be held (together with a stock power executed in blank by the Grantee) in escrow by the Secretary of the Company until such Restricted Shares become nonforfeitable or are forfeited and/or (y) shall bear an appropriate legend restricting the transfer of such Restricted Shares. If any Restricted Shares become non-forfeitable, the Company shall cause any certificates for such Shares to be issued without such legend.

ARTICLE 9

BENEFICIARY DESIGNATION

Each Grantee under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Grantee, shall be in a form prescribed by the Company, and will be effective only when filed by the Grantee in writing with the Company during the Grantee's lifetime. In the absence of any such designation, benefits remaining unpaid at the Grantee's death shall be paid to the Grantee's estate.

ARTICLE 10

DEFERRALS

The Committee may require or permit Grantees to elect to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due by virtue of the exercise of an Option or SAR or the lapse or waiver of restrictions with respect to Restricted Shares under such rules and procedures as established under the Plan or such other rules and procedures as the Committee shall establish; provided, however, to the extent that such deferral is subject to Section 409A of the Code the rules and procedures established by the Committee shall comply with Section 409A of the Code. Except as otherwise provided in an Award Agreement, any payment or any Shares that are subject to such deferral shall be made or delivered to the Grantee upon the Grantee's Termination of Affiliation.

ARTICLE 11

RIGHTS OF EMPLOYEES/DIRECTORS/CONSULTANTS

11.1 *Employment.*   Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Grantee's employment, directorship or consultancy at any time, nor confer upon any Grantee the right to continue in the employ or as a director or consultant of the Company.

11.2 *Participation.*   No employee, director or consultant shall have the right to be selected to receive an Award under the Plan or, having been so selected, to be selected to receive a future Award.

11.3 *Dividend Equivalents.*   Subject to the provisions of the Plan and any Award, the recipient of an Award (including any Award deferred in accordance with procedures established pursuant to Article 10) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to cash, property, or other property dividends on shares of Common Stock ("Dividend Equivalents") with respect to the number of shares of Common Stock covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional shares or otherwise reinvested; provided, however, that if such payment of dividends or Dividend Equivalents would be subject to Section 409A of the Code, no such payment may be made if it would fail to comply with the requirements set forth in Section 409A of the Code. Notwithstanding the foregoing, no dividends or Dividend Equivalents will be paid with respect to unvested performance Awards.

ARTICLE 12

CHANGE OF CONTROL

12.1 *General Rules.*   Except as otherwise provided in an Award Agreement or determined by the Committee at the time an Award is granted, if a Change of Control occurs, then:

(a) the Grantee's Restricted Shares that were forfeitable shall thereupon become non-forfeitable;

(b) any unexercised Option or SAR, whether or not exercisable on the date of such Change of Control, shall thereupon be fully exercisable and may be exercised, in whole or in part; and

(c) in the discretion of the Committee, and to the extent permitted by Section 409A of the Code without the imposition of additional taxes, the Committee may terminate Awards issued hereunder effective as of a Change of Control in exchange for a payment to the Grantee of an amount in cash equal to the value of the per Share consideration paid in the Change of Control multiplied by the number of Shares subject to the Award less, in the case of Options and Stock Appreciation Rights, the exercise price for such Awards.

12.2 *409A Exception.* With respect to each Award that is subject to Section 409A of the Code, if a Change in Control would have occurred under the Plan pursuant to the definition in Section 2.6 except that such Change in Control does not constitute a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company under Section 409A, then each such Award shall become vested and non-forfeitable; provided, however, that the Grantee shall not be able to exercise the Award, and the Award shall not become payable, except in accordance with the terms of such Award or until such earlier time as the exercise and/or payment complies with Section 409A of the Code.

ARTICLE 13

AMENDMENT, MODIFICATION AND TERMINATION

13.1 *Amendment, Modification and Termination.* Subject to the terms of the Plan, the Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part. To the extent applicable and required by Code Sections 162(m) or 422 or the rules of the New York Stock Exchange (or such other exchange upon which the Company lists its shares for trading) or any other applicable law, rule or regulation, no amendment and no transaction that would constitute a repricing shall be effective unless approved by the Company's stockholders. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Options or SARs or cancel outstanding Options or SARS in exchange for cash, other awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs without stockholder approval. The Board may delegate to the Plan Committee any or all of the authority of the Board under Section 13.1 to alter, amend, suspend or terminate the Plan.

13.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or non-recurring events (including the events described in Section 4.2) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan; provided that no such adjustment shall be authorized to the extent that such authority would be inconsistent with the Plan's meeting the requirements of the Performance-Based Exception.

13.3 *Awards Previously Granted.* Notwithstanding any other provision of the Plan to the contrary, no termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Grantee of such Award.

ARTICLE 14

WITHHOLDING

14.1 *Withholding.*

(a) *Mandatory Tax Withholding.*

(1) Whenever, under the Plan, Shares are to be delivered upon exercise or payment of an Award or upon Restricted Shares becoming nonforfeitable, or any other event with respect to rights and benefits hereunder, the Company shall be entitled to require (i) that the Grantee remit an amount in cash, or if determined by the Committee, Shares, sufficient to satisfy all federal, state, local and foreign tax withholding requirements related thereto ("Required Withholding"), (ii) the withholding of such Required Withholding from compensation otherwise due to the Grantee or from any Shares or other payment due to the Grantee under the Plan or (iii) any combination of the foregoing.

(2) Any Grantee who makes a Disqualifying Disposition or an election under Section 83(b) of the Code shall remit to the Company an amount sufficient to satisfy all resulting Required Withholding; *provided* that, in lieu of or in addition to the foregoing, the Company shall have the right to withhold such Required Withholding from compensation otherwise due to the Grantee or from any Shares or other payment due to the Grantee under the Plan.

(b) *Elective Share Withholding.*

(1) Subject to subsection 14.1(b)(2), a Grantee may elect the withholding ("Share Withholding") by the Company of a portion of the Shares subject to an Award upon the exercise of such Award or upon Restricted Shares becoming non-forfeitable or upon making an election under Section 83(b) of the Code (each, a "Taxable Event") having a Fair Market Value equal to (i) the minimum amount necessary to satisfy Required Withholding liability attributable to the Taxable Event; or (ii) with the Committee's prior approval, a greater amount, not to exceed the estimated total amount of such Grantee's tax liability with respect to the Taxable Event.

(2) Each Share Withholding election shall be subject to the following conditions:

(i) any Grantee's election shall be subject to the Committee's discretion to revoke the Grantee's right to elect Share Withholding at any time before the Grantee's election if the Committee has reserved the right to do so in the Award Agreement;

(ii) the Grantee's election must be made before the date (the "Tax Date") on which the amount of tax to be withheld is determined; and

(iii) the Grantee's election shall be irrevocable.

14.2 *Notification under Code Section 83(b).* If the Grantee, in connection with the exercise of any Option, or the grant of Restricted Shares, makes the election permitted under Section 83(b) of the Code to include in such Grantee's gross income in the year of transfer the amounts specified in Section 83(b) of the Code, then such Grantee shall notify the Company of such election within 10 days of filing the notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code. The Committee may, in connection with the grant of an Award or at any time thereafter prior to such an election being made, prohibit a Grantee from making the election described above.

ARTICLE 15

SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise of all or substantially all of the business and/or assets of the Company.

ARTICLE 16

ADDITIONAL PROVISIONS

16.1 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural.

16.2 *Severability.* If any part of the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any other part of the Plan. Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

16.3 *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or stock exchanges as may be required. Notwithstanding any provision of the Plan or any Award, Grantees shall not be entitled to exercise, or receive benefits under, any Award, and the Company shall not be obligated to deliver any Shares or other benefits to a Grantee, if such exercise or delivery would constitute a violation by the Grantee or the Company of any applicable law or regulation.

16.4 *Securities Law Compliance.*

(a) If the Committee deems it necessary to comply with any applicable securities law, or the requirements of any stock exchange upon which Shares may be listed, the Committee may impose any restriction on Shares acquired pursuant to Awards under the Plan as it may deem advisable. All certificates for Shares delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which Shares are then listed, any applicable securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. If so requested by the Company, the Grantee shall make a written representation to the Company that he or she will not sell or offer to sell any Shares unless a registration statement shall be in effect with respect to such Shares under the Securities Act of 1993, as amended, and any applicable state securities law or unless he or she shall have furnished to the Company evidence satisfactory to the Company that such registration is not required.

(b) If the Committee determines that the exercise or non-forfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of securities laws or the listing requirements of any stock exchange upon which any of the Company's equity securities are listed, then the Committee may postpone any such exercise, non-forfeitability or delivery, as applicable, but the Company shall use all reasonable efforts to cause such exercise, non-forfeitability or delivery to comply with all such provisions at the earliest practicable date.

16.5 *No Rights as a Stockholder.* A Grantee shall not have any rights as a stockholder of the Company with respect to the Shares (other than Restricted Shares) which may be deliverable upon exercise or payment of such Award until such shares have been delivered to him or her. Restricted Shares, whether held by a Grantee or in escrow by the Secretary of the Company, shall confer on the Grantee all rights of a stockholder of the Company, except as otherwise provided in the Plan or Award Agreement. At the time of a grant of Restricted Shares, the Committee may require the payment of cash dividends thereon to be deferred and, if the Committee so determines, reinvested in additional Restricted Shares. Stock dividends and deferred cash dividends issued with respect to Restricted Shares shall be subject to the same restrictions and other terms as apply to the Restricted Shares with respect to which such dividends are issued. The Committee may provide for payment of interest on deferred cash dividends.

16.6 *Nature of Payments.* Awards shall be special incentive payments to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for purposes of determining any pension, retirement, death or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance or other employee benefit plan of the Company or any Subsidiary or (b) any agreement between (i) the Company or any Subsidiary and (ii) the Grantee, except as such plan or agreement shall otherwise expressly provide.

16.7 *Governing Law.* The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware other than its laws respecting choice of law.

16.8 *Code Section 409A Compliance.* The intent of the parties is that payments and benefits under this Plan comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Plan shall be interpreted and be administered to be in compliance therewith. Any payments described in this Plan that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in this Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan during the six-month period immediately following the Grantee's termination of employment shall instead be paid on the first business day after the date that is six months following the Grantee's separation from service (or upon Participant's death, if earlier). In addition, for purposes of this Plan, each amount to be paid or benefit to be provided to the Grantee pursuant to the Plan, which constitute deferred compensation subject to Section 409A of the Code, shall be construed as a separate identified payment for purposes of Section 409A of the Code.

APPENDIX C

Reconciliation of Net Loss to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

Net loss attributable to JCG	$ (757.1)
Add back:	
Gain on early extinguishment of debt	(5.8)
Tender costs	17.6
Goodwill and intangible asset impairment charges	856.7
Interest expense	74.0
Income tax provision	(6.3)
Depreciation and amortization	35.9
Non-cash amortization of long-term incentive compensation	61.0
Unrealized gains or losses on investments	(9.2)
Other nonrecurring cash charges	25.8
Cash paid for deferred commissions and mutual fund share awards	(45.0)
EBITDA	$ 247.6



 **JANUS CAPITAL** Group

Shareowner Services^{SM}
P.O. Box 64945
St. Paul, MN 55164-0945

COMPANY #

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET—www.eproxy.com/jns
Use the Internet to vote your proxy until 12:00 p.m. (CT) on April 28, 2010.

PHONE—1-800-560-1965
Use a touch-tone telephone to vote your proxy until 12:00 p.m. (CT) on April 28, 2010.

MAIL—Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

The Board of Directors Recommends a Vote FOR Items 1 through 7.

		FOR	AGAINST	ABSTAIN
1.	Election of Director: Richard M. Weil	☐	☐	☐
2.	Election of Director: G. Andrew Cox	☐	☐	☐
3.	Election of Director: Deborah R. Gatzek	☐	☐	☐
4.	Election of Director: Robert T. Parry	☐	☐	☐
5.	Election of Director: Jock Patton	☐	☐	☐
6.	Ratification of Appointment of Deloitte & Touche LLP as Independent Auditor	☐	☐	☐
7.	Approval of the Janus 2010 Long Term Incentive Stock Plan	☐	☐	☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED <u>FOR</u> EACH PROPOSAL.

Address Change? Mark Box ☐ Indicate changes below:

Date _____

Signature(s) in Box
Please sign exactly as your name(s) appears on proxy. If held in joint tenancy, all persons should sign. Trustees, adminis-trators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

March 18, 2010

Dear Shareholder:

We cordially invite you to attend the Annual Meeting of Shareholders of Janus Capital Group Inc., which will be held at the JW Marriott Hotel, 150 Clayton Lane, Denver, Colorado, on Thursday, April 29, 2010, at 10:00 a.m. MDT. At the Annual Meeting, you will be asked to vote on proposals to elect five directors, ratify the appointment of our independent auditor, approve the Janus 2010 Long Term Incentive Stock Plan, and consider other business as may properly come before the Annual Meeting.

We have elected to take advantage of the Securities and Exchange Commission rules that allow companies to furnish proxy materials to their shareholders on the Internet. Janus' Proxy Statement and 2009 Annual Report are available at www.ematerials.com/jns.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please promptly vote by the Internet, by telephone (toll-free), or by completing and returning the enclosed proxy card. Voting early will help avoid additional solicitation costs and will not prevent you from voting in person at the Annual Meeting if you wish to do so.

FOR PARTICIPANTS IN THE JANUS 401(K), PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN ("Janus ESOP") OR THE EMPLOYEE STOCK OWNERSHIP PLAN OF KANSAS CITY SOUTHERN ("KCS ESOP")

Regarding any shares held in your account on the record date under the Janus ESOP or the KCS ESOP, The Charles Schwab Trust Company, as Trustee for both the Janus ESOP and the KCS ESOP, will vote your shares of Janus Capital Group Inc. common stock in accordance with the instructions indicated on the reverse side of this card. Regardless of how you choose to vote, your instructions are confidential.

Thank you for your interest and support.

Very truly yours,

Steven L. Scheid
Chairman of the Board

 **JANUS CAPITAL** Group

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting of Shareholders on April 29, 2010.

The shares of stock you hold in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Items 1, 2, 3, 4, 5, 6 and 7.

By signing the proxy, you revoke all prior proxies and appoint Steven L. Scheid and Richard M. Weil and each of them acting in the absence of the other, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting of Shareholders and all adjournments.

See reverse for voting instructions.